SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 August 2022

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

1 Angel Court, London EC2R 7AG, United Kingdom

13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company’s registration statements on Form F-3 (File No. 333-244226) and Form S-8 (File No. 333-213731 and 333-228081).

As used in this document, unless the context otherwise requires, the terms ‘Prudential’, ‘Prudential Group’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’.

FORWARD-LOOKING STATEMENTS

This document may contain 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, current and future market conditions including fluctuations in interest rates and exchange rates, inflation (including interest rate rises as a response), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction, (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts) which may also impact policyholder behaviour and reduce product affordability, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively mitigating any exposures; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment; the impact of Covid-19 outbreaks, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact on sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and technological and information security risks; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; given its designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the impact of not adequately responding to environmental, social and governance issues (including not properly considering the interests of Prudential’s stakeholders or failing to maintain high standards of corporate governance); the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group’s employees; the availability and effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform; any ongoing impact on Prudential of the demerger of Jackson Financial Inc.; the increased operational and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document and the ‘Risk Factors’ heading in Prudential’s 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this annual report, as well as under the ‘Risk Factors’ heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

CAUTIONARY STATEMENTS

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SUMMARY OF OUR BUSINESS

About Prudential plc

Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people’s wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Throughout this document ‘discontinued operations’ refers to the US operations (Jackson). All amounts presented refer to continuing operations unless otherwise stated, which reflect the Group following the completed demerger of Jackson.

Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential’s unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This table is only a summary and should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the disclosures in the ‘Financial Review’ section of this document.

	Six months ended 30 June
Income statement	2022 $m	2021 $m
Continuing operations:
Gross premiums earned	12,241	11,521
Outward reinsurance premiums	(919)	(898)
Earned premiums, net of reinsurance	11,322	10,623
Investment return	(24,570)	738
Other income	253	331
Total revenue, net of reinsurance	(12,995)	11,692
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	14,826	(7,748)
Acquisition costs and other expenditure	(1,632)	(2,402)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(103)	(164)
Gain (loss) attaching to corporate transactions	62	(56)
Total charges, net of reinsurance	13,153	(10,370)
Share of profits from joint ventures and associates, net of related tax	16	179
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(1)	174	1,501
Remove tax charge attributable to policyholders’ returns	126	(238)
Profit before tax attributable to shareholders' returns	300	1,263
Total tax charge attributable to shareholders' and policyholders' returns	(68)	(431)
Remove tax charge attributable to policyholders’ returns	(126)	238
Tax charge attributable to shareholders' returns	(194)	(193)
Profit from continuing operations	106	1,070
Loss from discontinued US operations	—	(5,707)
Profit (loss) for the period	106	(4,637)

	Six months ended 30 June
Earnings per share (in cents)	2022		2021
Based on profit (loss) attributable to equity holders of the Company:
Basic
Based on profit from continuing operations	3.8	¢	40.9	¢
Based on loss from discontinued US operations	–	¢	(195.1)	¢
Total basic earnings per share	3.8	¢	(154.2)	¢
Diluted
Based on profit from continuing operations	3.8	¢	40.9	¢
Based on loss from discontinued US operations	–	¢	(195.1)	¢
Total diluted earnings per share	3.8	¢	(154.2)	¢

	Six months ended 30 June
Dividends per share (in cents)	2022		2021
Dividends per share paid in the reporting period(2)	11.86	¢	10.73	¢

	30 Jun	31 Dec
Statement of financial position	2022 $m	2021 $m
Total assets	166,888	199,102
Total policyholder liabilities and unallocated surplus of with-profits funds	128,097	157,299
Core structural borrowings of shareholder-financed businesses	4,266	6,127
Total liabilities	150,616	181,838
Total equity	16,272	17,264

	30 Jun	31 Dec
Other data	2022 $bn	2021 $bn
Eastspring funds under management	222.3	254.0
Group shareholder GWS capital surplus (over GPCR)(3)	16.2	17.5

Notes

(1)	This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders.
(2)	Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. Please refer to note B5 to the unaudited condensed consolidated interim financial statements for further information.
(3)	The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR). Following the trend to move to risk-based capital regimes, from this reporting period onwards, the headline Group solvency position will be presented by comparing the total eligible group capital resources to the GPCR, rather than to the GMCR, which is more comparable to other global risk-based measures. The comparative Group shareholder GWS capital surplus at 31 December 2021 in the table above has also been presented by comparing the total capital resources to the GPCR to align to the current period’s headline presentation. Additionally, the Group’s GWS capital position as at 31 December 2021 as shown in the table above has also been restated from those previously disclosed to reflect the impact of the C-ROSS Phase II which became effective in the Chinese Mainland in the first quarter of 2022, and the early adoption of the new Risk-based Capital Regime in April 2022 by Prudential Hong Kong Limited and is shown after allowing for the $1.7 billion debt redemption in January 2022. Further details of these regulatory updates are provided in the ‘Explanation of Performance and Other Financial Measures’ section.

EEV Basis, New Business Profit, Free Surplus Generation and Group Adjusted Operating Profit

In addition to IFRS financial results, Prudential’s filings with the Financial Conduct Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the European Insurance CFO Forum in 2016, as well as new business profit and operating free surplus generation measures, which are alternative performance measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (being the net assets on the local regulatory basis with adjustments) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business profitability is a key metric for the Group’s management of the development of the business. New business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting. New business margin is shown by reference to annual premium equivalent (APE) which is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime.

Prudential’s filings with the Financial Conduct Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports also includes discussion of the Group adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), which is the aggregation of the segment adjusted operating profit and the central expenditure (including restructuring and IFRS 17 implementation costs) discussed in this document.

STRATEGIC AND OPERATING REVIEW

The following summary discussion and analysis should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2022 included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below titled ‘IFRS Critical Accounting Policies and Estimates’.

The results discussed below are not necessarily indicative of the results to be expected in full year 2022 or in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the ‘Risk Factors’ section and elsewhere in this document.

Operating segments and performance measure

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. There have been no changes to the Group’s operating segments as reported in these condensed consolidated interim financial statements from those reported in the Group’s 2021 Annual Report on Form 20-F.

Adjusted operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further explanation on the determination of adjusted operating profit is provided in the ‘Determining Adjusted Operating Profit of Operating Segments’ section.

Joint ventures and associates

Under IFRS, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is presented in a single line in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income, on a net of related tax basis.

For the purpose of segmental reporting on the Group’s other performance metrics such as APE new business sales and adjusted operating profit, the Group’s proportionate share of the results of the joint ventures and associates are included within total Group results and on a pre-tax basis for the segmental analysis of adjusted operating profit, with related tax charges included separately within the Growth markets and other segment.

Currency volatility

Our approach to evaluating the financial performance of the Group is to present percentage growth rates before the impact of the fluctuations in the value of US dollar against local currencies in our operating markets. In a period of currency volatility, this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses receive premiums and pay claims in local currencies and therefore, are not exposed to cross-currency trading effects. To maintain comparability in the discussion below, the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented for IFRS measures in this report. Consistent with previous reporting periods, the assets and liabilities of our businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.

New business sales

The Group reports annual premium equivalent (APE) as a measure of new policies sold in the period, which is a key metric for the Group’s management of the development of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown in the table below.

Reconciliation from Gross premiums earned to Annual premium equivalent (APE)

	2022 $m	2021 $m
	Half year	Half year
Gross premiums earned	12,241	11,521
Less: premiums from in-force renewal business	(8,191)	(8,695)
Less: 90% of single premiums on new business sold in the period	(2,510)	(1,490)
Add: APE sales from joint ventures and associates on equity accounting method	662	607
Other adjustments	11	140
Annual premium equivalent (APE)	2,213	2,083

Further explanation of the differences is provided in note II(vii) of the section headed Additional financial information. A discussion of the period-on-period movement of gross premiums earned is provided in the ‘Explanation of Movements in Revenue and Charges’ section.

In the remainder of this section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed on a constant exchange rate (CER) basis) unless otherwise stated. In each such case, the performance of our businesses on AER basis is explained by the same factors discussed in the comments below, together with the impact of currency movements.

Overview

2022 is the first year in which the Group is focused entirely on the long-term opportunities we have identified in Asia and Africa across life insurance and asset management. Our purpose remains to help people get the most out of life. Across Asia, a growing middle class, forecast to increase by 1.5 billion1 by 2030, is combined with a low level of insurance penetration and a high level of out-of-pocket health and protection spending, driving an estimated $1.8 trillion health protection gap2. We continue to focus on developing our range of products and distribution as well as enhancing and embedding our digital capabilities so we can expand our capacity to help protect our customers from threats to their health and wellbeing, as well as support them to achieve their savings goals.

The Group’s total life customer3 base at 30 June 2022 was 19.3 million (31 December 2021: 18.6 million). Our customers are core to what we do and our products are tailored to meet their fast-changing needs as well as the developing requirements of local markets. Our continued focus on the needs of customers is demonstrated by the launch of Prudential Syariah, a standalone Syariah life insurance entity in Indonesia, launched in April, becoming the first global insurer to do so. Building on our leading position in the Syariah market in Indonesia15, Prudential Syariah has a designated Syariah board which confirms that products have complied with Syariah principles. Prudential Syariah’s innovative product capabilities, coupled with a strong multi-channel distribution network, puts it in a strong position to grow our Syariah business in Indonesia, and expand our customer reach. In Malaysia we have maintained our leading position in the Takaful segment4.

We have a multi-channel and integrated distribution strategy that is able to adapt flexibly to changing local market conditions and supports our growth ambitions. This distribution network encompasses agency, bancassurance and non-traditional partnerships, including digital. Our continued investment in our agency channel positions us well for sustainable growth. We have over 530,000 licenced tied agents (31 December 2021: over 540,000) across our life insurance markets. Our bancassurance channel has access to over 170 bancassurance partners, of which 32 are exclusive arrangements, giving us access to circa 27,600 bank branches. We continue to believe that the Group’s multi-channel, digitally enabled distribution model positions us well to capture the opportunities open to us, and this competitive advantage, alongside our distinctive geographical footprint, has enabled us to deliver a resilient operational performance despite continuing Covid-19-related disruption in many markets during the first half of 2022.

The operating environment of the Group in the first half of 2022 has continued to be impacted by the volatility caused by the consequences of Covid-19-related government imposed movement restrictions in most of our markets. During the first quarter of 2022, a number of our markets saw increases in incidence of the Omicron variant, with cases peaking in India and the Philippines in January, in Indonesia in February and Thailand, Vietnam, Malaysia, Singapore and Hong Kong in March 2022. Trading conditions largely normalised in these markets over the course of the second quarter. In the Chinese Mainland, cases peaked in April5 and associated restrictions have gradually reduced in July. The border with Hong Kong however remains closed.

Against this backdrop, in the first half of 2022 Prudential delivered APE sales7 of $2,213 million an increase of 9 per cent8 compared with the first half of 2021. Our growth was broad-based, with 9 of our 12 Asia life markets, together with our Africa business, seeing growth in the period. APE sales are balanced across product types, with our four product categories (health and protection, participating contracts, non-participating savings and investment-linked savings), each contributing over 20 per cent of APE sales. CITIC Prudential Life (CPL), the Group’s joint venture with CITIC in the Chinese Mainland, increased APE sales 13 per cent8, Singapore was up 5 per cent8 and within our Growth Markets segment, Taiwan was up 55 per cent8, Vietnam was up 19 per cent8 and Africa was up 17 per cent8. This more than offset the lower sales in Hong Kong, where agency sales were disrupted by Covid-19-related restrictions over much of the first quarter. We achieved stronger APE sales growth in the second quarter as conditions normalised in most markets. Our continued customer focus has contributed to our customer retention rate remaining high at over 90 per cent20 in the first half of 2022 (2021 full year: 89 per cent).

APE sales reflect our multi-channel distribution with bancassurance providing 53 per cent of APE sales and agency providing 36 per cent of APE sales. Over the first half of 2022 bancassurance sales increased by 25 per cent8, driven by new products and momentum from our recently established partnerships, including TSB in Taiwan. Agency channel APE sales fell (13) per cent8, adversely affected by Covid-19-related restrictions. Our agency channel is a key component of our success, given the high proportion of high-margin protection products sold through this channel.

We continue to equip our agency force with the advanced methods needed to be connected with customers, to build trust and provide personalised advice. We are re-engineering each facet of the ‘prospect, engage and advise’ chain to suit the digital citizens of today as well as maintaining the direct contact that customers want. The decline of overall agency APE sales of (13) per cent8 was driven both by Covid-19-related restrictions and as a result of lower average case sizes, as agents have been focused on relatively smaller ticket health and protection propositions that were top of mind for our customers during the period affected by Covid-19. While overall health and protection as a proportion of APE sales fell, the number of health and protection cases sold via agency increased by 13 per cent and resulted in case productivity per agent growing 4 per cent compared with that of the first half of 2021. We are reinvigorating our agency force through our flagship recruitment programme targeting professional and experienced agents, which has led to a 5 per cent increase in new recruits in the period compared with the first half of 2021. We continue to focus on the training and retraining of both our agents and their leaders to increase our customer orientation and to maintain a high standard of professionalism across the agency force.

Eastspring, our pan-Asia asset manager with presence in 11 Asian markets as well as distribution offices in North America and Europe, is well placed to address the saving and investment needs of customers across the region via a team of 300 investment professionals with local market expertise. Eastspring also benefits from reliable and stable fund inflows from the Group’s life business which, together with its broad regional footprint, it can leverage to meet the long-term opportunity to grow mutual fund penetration from the market’s current low base.

The first half of the year saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields, and widening corporate bond spreads. The Group’s IFRS reserving basis for Hong Kong was also refined for the adoption of the Hong Kong Risk-Based Capital regime. The combined impact of these factors on our balance sheet led to a significant fall in IFRS profit after tax from continuing operations from $1,070 million on an AER basis in the first half of 2021 ($1,025 million on a CER basis) to $106 million in the first half of 2022. Excluding these short-term market factors, each of our major life segments, except Indonesia, saw growth in adjusted operating profit in the period. Investment losses in the period contributed to a fall in Eastspring’s adjusted operating profit of (15) per cent8. The Group’s financial performance for the period is further discussed in the Financial Review below.

Pulse and our digital offerings

The Pulse digital platform is focused on the health, wealth and servicing needs of our customers. It extends beyond the Pulse app to include the Group’s key business processes, from enabling agents by using tools designed to enhance hiring and productivity, to fulfilment of policy sales and servicing, helping to drive greater customer centricity and efficiency. The Pulse platform complements our agents, allowing customers to interact both online and in person, helping to improve persistency. Our digital strategy is wholly focused on our customers and distribution partners, delivering products and services in an effective and efficient way. The foundation of this digital strategy is built on four core pillars, supported by the Pulse platform:

●Accelerating our digitally enabled model of distribution: via PruForce, our all-in-one agency platform that aggregates data to provide insight on customers and supports improved agent productivity, and augmenting other existing and new distribution channels.
●Improving servicing to new and existing customers: via PruServices, our platform that enables customers to manage their policy details and payments in real time, as well as enabling digital claims and selection of investment funds for linked policies.
●Strengthening our direct digital insurance product suite: broadening range, functionality and availability via digital channels.
●Creating new business verticals, ecosystems and strategic partnerships: to drive future customer acquisition opportunities.

Via the Pulse app, we are able to add additional distribution capability, allowing access to new channels and new customer segments which extend beyond our existing distribution footprint. The app is designed to connect with customers and in turn enable our distribution channels to connect, maintain and better serve new and existing customers. The Pulse strategy of selling bite-sized insurance products directly and leveraging our agency force to convert leads also extends to our non-traditional partners, by helping them engage with their customers (on financial needs) despite not having a sales force of their own.

Our digital systems recorded 4.8 million leads9 for the six months ending 30 June 2022 (year to 31 December 2021: 4.3 million) and APE sales associated with these leads10 were stable6 period-on-period at $158 million. These sales represented circa 25 per cent (half year 2021: 21 per cent6) of our agency APE sales in markets where Pulse is available.

We continue to see increased agent adoption of the Pulse platform across the region and expect this to continue for the remainder of 2022, as the latest iteration of the platform modules are rolled-out. The growing number of leads generated continues to be nurtured by our agents for potential future cross-sell and upsell opportunities.

Environmental, Social and Governance (ESG)

Our role in the lives of our customers, colleagues and communities, and our commitment to being a responsible leader, lie at the heart of our business strategy and our future. We recognise the significant role Prudential can continue to play across Asia and Africa, as well as in the long-term success, resilience and health of the global community.

During 2021, Prudential strengthened its focus on ESG, building on the new ESG strategic framework that we developed in 2020. This framework is aligned to our business strategy and our purpose of helping people to get the most out of their lives by making healthcare affordable and accessible and by promoting financial inclusion. During the first half of 2022, we continued to work towards our ambition of being an ever more responsible and sustainable business, advancing our ESG priorities across a broad range of activities. Our ESG strategy remains resolutely focused on making progress against our three pillars of making health and financial security accessible, stewarding the human impacts of climate change and building social capital. These are underpinned by our approach to responsible investment, good governance and responsible business practices, and community engagement and investment and have clear alignment with our business strategy.

While we have made good progress in just a couple of years, we must continue to maintain the pace, as the needs of the customers and communities we serve evolve rapidly, the expectations of our stakeholders rightly grow and climate change brings unprecedented challenges to our future.

Making health and financial security accessible

Digital innovation is key to this pillar. To help people thrive, we seek to make health and financial security accessible and affordable and we do this in a number of ways. These include making healthcare services and financial management tools easily available, and developing more inclusive products and services for underserved segments of society, for example by making products suitable for a wider range of income groups through our lower premium ‘bite-sized’ insurance products. We also seek to meet the changing needs of our customers by ensuring they have the best access to our products through our multi-channel and integrated distribution approach. Finally we promote financial literacy so that people gain knowledge of financial management and have a deeper understanding of protection benefits. During the first half of 2022, we launched our ‘Made For Every Family’ campaign across Asia. This recognises that modern families exist in many forms, such as grandparents-grandchildren families, single-parent families, stepfamilies and same-sex families. To support this diversity of family structures with inclusive protection solutions, we are rolling out a range of insurance products that are ‘Made For Every Family’, and have expanded the list of beneficiaries for our life insurance policies to give greater flexibility to protect all those that our customers care about. Our focus on ensuring inclusive offerings in all our markets was epitomised when we became the first global insurer to set up a dedicated, standalone Syariah entity in Indonesia. This underscored our deep commitment to support the growth of Indonesia’s Syariah economy and the country’s vision to become the global hub for Islamic financial solutions. Prudential Syariah offers solutions that are based on the ‘Syariah for All’ principles. This set of principles embraces the concept that Syariah values are universal, inclusive and relevant to all Indonesians.

Stewarding the human impacts of climate change

Prudential is well placed to contribute to the transition to a low-carbon economy. To support building a greener future, during 2021, we underscored our commitment to decarbonising our investment portfolio11 through the setting of a long-term net zero target and a short-term carbon reduction target. We remain on track with our commitment to reduce our Weighted Average Carbon Intensity (WACI) by 25 per cent by 2025 and to engage with companies responsible for more than 65 per cent of our emissions. Having divested from all direct equity investments in businesses that derive more than 30 per cent of their income from coal in 2021, we are on track to be fully divested from all fixed income investments meeting the same criteria by the end of 2022. As part of our ongoing embedding of climate considerations into our risk management processes, our annual Own Risk and Solvency Assessment report, reviewed by our Group Risk Committee in May 2022, included both the potential financial and operational impact of the Network for Greening the Financial System (NGFS)-informed climate scenarios. As we support the move to low-carbon economies in our emerging markets, we strive to ensure that the transition is a just and inclusive one for all of society, a transition that supports sustainable growth and economic health within our local markets and communities.

Building social capital

As we do all of this, we seek to build trusted relationships with our people, on whom our success depends. Our commitment to diversity and inclusion, together with gender equality and women's empowerment within our broader activity was further emphasised in the first half of 2022 by our adoption of the United Nation’s Women’s Empowerment Principles.

As digital innovation is central to our aim of helping our customers to be healthier and wealthier, we are ambitious and we act with integrity in regard to digital responsibility. We safeguard the public’s trust in us through digital responsibility and responsible business practices. Strong governance remains the foundation of our business and critical to maintaining trust with our stakeholders.

Leadership Changes

During the first half of 2022, the Board completed its executive succession planning with the announcement that it had appointed Anil Wadhwani as Group Chief Executive Officer (CEO) with effect from 25 February 2023, subject to final regulatory approval. Following his appointment, the Group’s executive directors will be based in Hong Kong, alongside the lead regulator, closer to the Group’s Asia operations.

The internal promotions of Mark FitzPatrick to Group CEO, James Turner to Group Chief Financial Officer and Avnish Kalra to Group Chief Risk and Compliance Officer, demonstrate Prudential’s bench-strength and ability to focus on operational delivery by leveraging continuity in executive leadership. The Group continues to benefit from broad based and experienced local leadership teams who are deep rooted in their markets.

To support the ongoing evolution of the Group, Seck Wai-Kwong, CEO, Eastspring; Dennis Tan, CEO, Prudential Singapore; Lilian Ng, CEO, Insurance; and Solmaz Altin, Group Chief Strategy and Transformation Officer, have all been promoted to the Group Executive Committee (GEC) with effect from 1 July 2022. Mr Tan, Ms Ng and Mr Altin have been promoted to Managing Directors of the Strategic Business Groups, which consist of selected markets. Mr Seck remains responsible for the growth of Eastspring’s business and the delivery of its investment performance. Prudential’s leadership team has been further enhanced with the appointment, from 4 July 2022, of Lawrence Lam as the new CEO of the Hong Kong insurance business.

Outlook

Prudential is a growth business, with a multi-channel distribution model and a distinctive geographic footprint, combined with the agility to grow and serve our customers even against the backdrop of the challenges of the Covid-19 pandemic. Although there are signs that Covid-19-related impacts in many of our markets are stabilising, over the remainder of the year we expect that operating conditions may continue to be challenging. We remain confident that Prudential has the financial resilience, capital strength and capability to meet the growing health and savings needs of our customers in Asia and Africa. By doing so, we believe we will deliver on our purpose to help people get the most out of life and also build value for our shareholders over the long-term.

New business performance by market

The following commentary provides an update on the new business performance for each of the Group’s segments. Discussion of the wider financial performance of the Group and its segments, including adjusted operating profit and IFRS profit after tax, is contained separately in the Financial Review section of this report. Unless otherwise stated, the APE discussion in the following commentary is provided on a CER basis.

Chinese Mainland – CITIC Prudential Life (CPL)

CPL saw APE sales growth of 13 per cent8 to $507 million despite headwinds from Covid-19-related restrictions. This growth has been underpinned by CPL’s nationwide footprint of 23 branches12, covering 99 cities, and its well-diversified distribution network, with strength in both agency and bancassurance, and balanced product range of wealth, protection and education solutions.

CPL’s bancassurance channel delivered APE sales growth of 28 per cent8 over the period with strong sales of long-term savings products. This was supported by 11 new bancassurance partnerships over the past 12 months, and the number of bank branches increasing by 50 per cent to over 6,100. CPL’s agents focused on innovative medical plans during the first 6 months of 2022, which were extremely popular with its customers, resulting in health and protection policies growing by 53 per cent. Overall, agency sales fell by (11) per cent8, mainly due to lower average case size. The prior period benefited from strong critical illness product sales ahead of regulatory driven definition changes which did not recur in the current period. In December 2021, CPL launched a new critical illness plan tailored to the Greater Bay Area (GBA). In the first half of 2022, this plan accounted for 12 per cent of CPL's total critical illness sales.

CPL continues to outgrow the sector as a whole. In the first half of 2022, CPL increased its overall market share to 0.77 per cent13, from 0.71 per cent13 in the equivalent period in 2021.

Hong Kong

Overall APE sales declined by (10) per cent8 during the first half of 2022 impacted by the fifth wave of the pandemic. Throughout the first quarter of 2022 and into April 2022 Hong Kong's economic activity and businesses struggled.

The fifth wave had a significant impact on agency activity, resulting in a (23) per cent8 decline in APE sales. With the fifth wave gradually receding, we saw a rebound in agency activity. We continued to drive activity through needs-based selling and implementing capabilities to drive improvement in productivity. This has increased our health and protection mix through agency to over 40 per cent.

Bancassurance sales grew by 5 per cent8 over the period. We successfully launched a new multi-currency solution to diversify the portfolio to address the wealth accumulation and legacy planning needs of affluent customers. We have re-engineered the different facets of the customer and sales journey to increase insurance penetration and shift the mix to health and protection.

Customer retention in Hong Kong business remains solid at over 98 per cent.

Indonesia

Overall APE sales fell by (5) per cent8 with sales activity in the period restricted due to a further wave of Covid-19-related restrictions, with recorded cases peaking in February14. These restrictions in particular affected agent sales activity with sales through this channel down (8) per cent8 on the prior period. Bancassurance sales remained flat in the period.

Indonesia’s four-level Covid-19 public activity restriction system, with regional variations, remain in place. More moderate restrictions are in place throughout much of the country relative to the higher levels seen at the height of the pandemic. As an illustration Jakarta’s restriction was reduced from level 3 at the start of March to level 1 in late May. As restrictions have eased, we have seen some recovery in sales, for example APE sales in June were 33 per cent8 higher than the previous month.

Prudential Syariah Life Assurance (PSLA) successfully obtained a business license and was legally separated from the conventional business on 1 April 2022. This marks our commitment to penetrate further the Syariah market, a segment where we continue to be the market leader15. Overall APE sales within our Syariah business fell by (8) per cent8 year-on-year, reflecting Covid-19 restrictions, with this business continuing to contribute over a quarter of the overall Indonesia APE sales.

Malaysia

APE sales decreased by (15) per cent8, with a (31) per cent8 decline in agency APE sales which was partially offset by 33 per cent8 growth in the bancassurance segment.

The decline in agency sales reflected repricing actions that benefited sales in the prior period (as previously highlighted) and have not recurred in the current period. We continue to support our agency channel through agent and customer campaigns following the end of the most significant Covid-19-related movement restrictions, and the business continues to increase its sales force quality and footprint, with recruitment of new agents in the first half of 2022 representing more than 10 per cent of 2021 closing agent numbers contributing to our total agency force of over 24,300.

Bancassurance sales grew strongly driven by client events and branch activities, as well as tailored virtual appointments. Sales through bank partnerships increased significantly as the business continued to increase sales of health and protection products, in addition to new investment-linked product offerings. Prudential continues to leverage its multi-channel distribution across its bank partners, with bancassurance sales contributing 37 per cent of total APE sales in the first half of 2022 compared with 24 per cent in the equivalent period in 2021.

APE sales for the Takaful business declined by (22) per cent8 reflecting the impact of repricing actions in the prior year that have not recurred. The Takaful business continues to invest in its agency force with agent numbers increasing by 15 per cent compared with 30 June 2021 and we have maintained our leading position in the segment4. The Takaful bancassurance channel has been supported by the launch of new products, such as the BSN Sakinah health and protection product, helping to increase the proportion of Takaful’s new business sold that is classified as health and protection to 67 per cent (2021: 64 per cent).

Singapore

APE sales grew by 5 per cent8 year-on-year, supported by a 22 per cent8 growth in sales within our bancassurance channel. Agency sales contracted (11) per cent8 over the same period, with Covid-19-related social movement restrictions hampering agent activity in the first quarter of 2022. Covid-19-related restrictions eased from the end of March, leading to improved agency sales in the second quarter, although sales in this quarter were lower than the equivalent period in the prior year which benefited from elevated sales of participating business prior to a change in regulation.

The mix of single premium business has increased from 30 per cent to 44 per cent over the period. This reflects the growth in sales to the high net-worth customer segment, through the bancassurance channel, with a focus on savings and legacy planning products. The growth in this business segment is in line with the wider industry16, which has seen an increase in demand for such products. This business is of high quality and is generally long-term in nature.

Increased sales of investment-linked products led to a favourable shift in product mix, together with higher sales volumes and a shift in mix within participating business sales towards higher margin product offerings.

Growth Markets and Other

The businesses comprising our growth markets and other segment saw APE sales up 24 per cent8 compared with the first half of 2021 with Taiwan, India, Vietnam and Africa all delivering double-digit growth.

In India, APE sales grew 11 per cent8 as the easing of restrictions arising from Covid-19 facilitated increased sales activity.

In Thailand, APE sales rose 9 per cent8 following the easing of Covid-19-related restrictions which had been in place in 2021, and which resulted in significant branch closures. APE sales growth also reflected the success of new investment products, such as TTB Senior Saver and TTB Value Saver products, launched in the second half of 2021. Group business sales have grown strongly over the first half of the year with the addition of staff plans.

In Vietnam, APE sales increased 19 per cent8 reflecting the easing of Covid-19-related restrictions and was driven by both agency and bancassurance channels, in particular through our SeABank partnership.

In the Philippines, where Prudential remains one of the largest players in the market17, 2022 APE sales were up 5 per cent8.

In Taiwan, APE sales grew 55 per cent8 driven by strong momentum from a new, non-exclusive bank partner TSB, as well as a new participating product and campaigns undertaken by our existing bank partner TBB.

In Africa, APE sales have grown by 17 per cent8 year-on-year, supported by double-digit growth in six of our eight markets. APE sales growth was driven by a 32 per cent8 increase in Group sales and 8 per cent8 growth in agency sales.

Eastspring - funds under management

Adverse market, currency and other movements of $(27.6) billion during the first half of 2022 were the main cause of the of (12) per cent6 decline in Eastspring’s funds under management18. These effects were partially dampened by year-to-date net inflows of $2.3 billion, underpinned by the stable and predictable flows from the life business of $4.5 billion. The overall asset mix has remained stable and diversified across both clients and asset classes.

Overall net outflows from third parties of $(1.8) billion (excluding money market funds and funds managed on behalf of M&G plc) are principally due to net withdrawals by retail clients from fixed income funds following rises in interest rates. The net outflows from retail bond funds were moderated by net inflows into retail equity funds, including strategies focused on China. Institutional flows were broadly flat. The redemption of funds managed on behalf of M&G plc, net of inflows, totalled $(0.7) billion during the period, materially completing the anticipated equity fund transfers out of Eastspring previously highlighted.

Eastspring’s fund performance reflected market volatility, with 44 per cent (31 December 2021: 46 per cent) of assets under management outperforming benchmarks over a weighted average of the past one and three years19.

Notes

1

Source: The Unprecedented Expansion of the Global Middle Class, Global Economy and Development program at the Brookings Institution, Feb 2017. Forecast growth of Asia Pacific middle class 2020 to 2030.

2	Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
3

A life customer is defined as an individual or entity who holds one or more policy with a Prudential life entity, including 100 per cent of customers of the Group’s joint ventures and associate. Group business is considered to be a single customer for the purpose of this definition.

4	Based on market share APE at Q1 2022 from the Life Insurance Association of Malaysia.
5	Source: Our World in Data, China confirmed Covid-19 cases.
6	On an actual exchange rate basis.
7

APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.

8	On a constant exchange rate basis.
9	Leads that originate from a digital platform, digital campaign or partner; and other leads, including leads from agents, recorded on digital leads management systems.
10

APE sales completed by agents on leads from digital campaigns captured within the digital customer management systems or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.

11

Our investment portfolio includes both listed equities and corporate bonds, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these.

12	Includes Wuxi, Ningbo and Qingdao which were upgraded from sub-branches to branches, approved by the CBIRC.
13	Based on life insurance sector gross written premiums data from the China Banking and Insurance Regulatory Commission.
14	Our World in Data Indonesia confirmed Covid-19 cases.
15	First Quarter Indonesia Syariah Market Share.
16	Source: The Life Insurance Association Singapore: Industry Performance, May 2022.
17	Based on unaudited first quarter statistics of new business weighted premiums.
18	Half year 2022 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management.
19

A weighted average of the value of assets under management at 30 June 2022 in funds which outperform their performance benchmark on a 1 year basis (20 per cent weighting) and the value of assets under management at 30 June 2022 in funds which outperform their performance benchmark on a 3 year basis (80 per cent weighting), as a percentage of total assets under management at 30 June 2022, excluding assets in funds with no performance benchmark.

20	Excludes India.

FINANCIAL REVIEW

Overview

The first half of 2022 has seen the Group deliver a continued resilient performance despite the expected headwind of ongoing Covid-19-related disruption.

The first half of the year saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields and widening corporate bond spreads. The MSCI Asia excluding Japan equity index fell (17) per cent, the Hang Seng index fell by (7) per cent and the CSI 300 index fell by (9) per cent while the S&P 500 index fell by (21) per cent. Government bond yields in many of our markets ended the period higher with the US 10-year yield increasing by 146 basis points to 3.0 per cent. This resulted in lower associated asset values and consequent impact on fee generating account balances. Increases in interest rates and decreases in equity market values also negatively impacted our IFRS profit for the period, as further discussed in the ‘Corporate transactions and other items principally driven by short-term market fluctuations’ section below.

The period also saw the US dollar increase in value relative to many currencies globally, resulting in a translation headwind. As in previous years, we comment on our performance in local currency terms (expressed on a CER basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

The Group’s total IFRS profit after tax from continuing operations was $106 million (2021: profit of $1,025 million on a CER basis and $1,070 million on an AER basis) reflecting negative short-term market effects in many markets, with the fall in asset values from higher interest rates and lower equity markets exceeding the fall in policyholder liabilities. These negative effects were offset by the benefit from refinements to the reserving basis following adoption of the Hong Kong Risk-Based Capital regime (HK RBC) as discussed below. The Group’s life segments performed well, with a 9 per cent2 increase in APE sales as discussed earlier in the Strategic and Operating Review and with all life segments, except Indonesia, increasing their segment profitability, before allowing for short-term market movements and tax.

Asset management post-tax profit was (18) per cent2 ((20) per cent on an AER basis) lower in the period, as a result of adverse market movements, explained further in the asset management section below. Central costs improved, reflecting lower interest costs. We remain on track to reduce annual head office expenses by a further $70 million3 from 2023. Restructuring and IFRS 17 costs were higher in the period as a result of increased spend as the IFRS 17 project nears completion as well as actions undertaken to reduce head office costs.

In April, we received approval from the regulator to early adopt HK RBC, effective from 1 January 2022. The C-ROSS II requirements in the Chinese Mainland also became effective in the first quarter of 2022. The impacts of these changes improved the shareholder GWS capital surplus of total eligible group capital resources over the Group Minimum Capital Requirements (GMCR) at 1 January 2022 by $9.3 billion5, increasing the coverage ratio6 from 408 per cent to 545 per cent (after allowing for the debt redemption in January 2022). Further details on the Group’s capital position post this change are set out in the Group capital position section in ‘Explanation of performance and other financial measures’. At 30 June 2022 the Group’s shareholder surplus above the GMCR was $19.4 billion5, representing a cover ratio of 548 per cent6. The Group aligns its established EEV and free surplus framework with the Group’s Prescribed Capital Requirement (GPCR) as explained further in the capital management section below. At 30 June 2022, our shareholder surplus above the GPCR was $16.2 billion7 and cover ratio 317 per cent8.

As well as the impact on capital, changes arising from HK RBC impact on our IFRS metrics which are underpinned by measurement techniques that are closely linked with regulatory reporting. The IFRS reserving basis for Hong Kong has been refined at 30 June 2022 to reflect better the measurement techniques applied within HK RBC, leading to a reduction in policyholder liabilities (net of reinsurance) and an increase in profit before tax for the first half of 2022 of $945 million. This has been allocated between operating and non-operating profit in line with the Group’s usual principles.

IFRS Critical Accounting Policies and Estimates

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS Standards as issued by the IASB. The Group’s policy for preparing this unaudited condensed consolidated interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS Standards and other policy improvements.

The preparation of Prudential’s unaudited condensed consolidated interim financial statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets as required.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and that can potentially give rise to different results under different assumptions and conditions.

Prudential’s critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group’s assets and liabilities are further discussed under ‘IFRS Critical Accounting Policies and Estimates’ of the Group’s 2021 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

-	Measurement of policyholder liabilities and unallocated surplus of with-profits funds;
-	Deferred acquisition costs for insurance contracts;
-	Carrying value of distribution rights intangible assets;
-	Financial investments – Valuation; and
-	Financial investments – Determining impairment of ‘available-for-sale’ retained interest in Jackson.

Summary Consolidated Results and Basis of Preparation

The following table shows Prudential’s consolidated total profit (loss) for the periods indicated.

	2022 $m	2021 $m
	Half year	Half year
Continuing operations:
Gross premiums earned	12,241	11,521
Outward reinsurance premiums	(919)	(898)
Earned premiums, net of reinsurance	11,322	10,623
Investment return	(24,570)	738
Other income	253	331
Total revenue, net of reinsurance	(12,995)	11,692
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	14,826	(7,748)
Acquisition costs and other expenditure	(1,632)	(2,402)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(103)	(164)
Gain (loss) attaching to corporate transactions	62	(56)
Total charges net of reinsurance	13,153	(10,370)
Share of profit from joint ventures and associates, net of related tax	16	179
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	174	1,501
Remove tax charge attributable to policyholders' returns	126	(238)
Profit before tax attributable to shareholders' returns	300	1,263
Total tax charge attributable to shareholders' and policyholders' returns	(68)	(431)
Remove tax charge attributable to policyholders' returns	(126)	238
Tax charge attributable to shareholders’ returns	(194)	(193)
Profit from continuing operations	106	1,070
Loss from discontinued US operations	—	(5,707)
Profit (loss) for the period	106	(4,637)

Under IFRS, the pre-tax GAAP measure of profit is profit before policyholder and shareholder taxes. This measure is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

Accordingly, Prudential has chosen to explain its consolidated results principally by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the holders of shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets. Separately analysis of movements in profits before shareholder tax is provided by nature of revenue and charges in the ‘Explanation of Movements in Revenue and Charges’ section.

Explanation of Movements in Revenue and Charges

CPL, Prudential’s life business in the Chinese Mainland that forms one of the Group’s operating segments, is a joint venture accounted for using the equity method under IFRS. The Group’s share of its results, net of related tax, is presented in a single line within the Group’s profit before tax and therefore not included in the explanation of movements in revenue and charges line items below.

(a)Gross premiums earned

	2022 $m	2021 $m
	Half year	Half year
Hong Kong	4,672	4,776
Indonesia	809	871
Malaysia	934	929
Singapore	3,616	2,934
Growth markets and other	2,210	2,011
Total gross premium earned	12,241	11,521

Gross premiums earned reflect the aggregate of single and regular premiums of new business sold in the period and renewal premiums on business sold in previous years.

Gross premiums earned, totalling $12,241 million in half year 2022, saw an increase from $11,521 million in half year 2021. Excluding the impact of currency translation of $(234) million, gross premiums earned increased by $954 million, mainly driven by higher earned premiums in Singapore and Growth markets and other, partially offset by reductions in Hong Kong and Indonesia.

In Hong Kong, gross premiums earned decreased by $(104) million or (2) per cent from half year 2021 to half year 2022. This includes a currency driven decrease of $(39) million. Excluding the impact of currency translation, gross premiums earned decreased by $(65) million, primarily driven by a fall in with-profits new business premiums, given the spread of the Omicron variant of Covid-19 in the period and the consequential implementation of increased social distancing restrictions, and lower renewal premiums in the with-profits funds as some policies reached the end of their premium paying term. Excluding with-profits premiums, shareholder-backed renewal premiums grew by 2 per cent when compared with the last period, excluding currency translation effects (1 per cent on an AER basis).

In Indonesia, gross premiums earned were $(62) million or (7) per cent lower than last period. Excluding the impact of currency translation, gross premiums earned were $(51) million or (6) per cent lower, driven by lower renewal premiums reflecting lower sales volumes in recent years. New business premiums remained flat compared with last period with sales activity in the period restricted due to a further wave of Covid-19-related restrictions.

In Malaysia, gross premium earned in half year 2022 is broadly in line with prior period. Excluding the impact of currency translation of $38 million, gross premiums earned increased by $43 million or 5 per cent, mainly driven by increases in shareholder-backed renewal premium.

In Singapore, gross premiums earned increased by $682 million or 23 per cent from half year 2021 to half year 2022. Excluding the impact of currency translation of $70 million, gross premiums earned increased by $752 million or 26 per cent, mainly due to higher single premium sales in the with-profits fund. The growth in single premium business reflects the growth in sales to the high net-worth customer segment, through the bancassurance channel, with a focus on savings and legacy planning products. Shareholder-backed renewal premiums increased by 9 per cent in the period reflecting on-going growth in the in-force business, excluding currency translation effects (7 per cent on an AER basis).

In the Growth markets and other segment, gross premiums earned increased by $199 million or 10 per cent from half year 2021 to half year 2022. This included a negative currency translation impact of $76 million. Excluding the impact of currency translation, gross premiums earned increased by $275 million or 14 per cent driven mainly by increases in new business and renewal premiums from Taiwan, Thailand and Vietnam. Further information on new business movements are, discussed in the “Strategic and Operating Review” section above.

(b)Investment return

	2022 $m	2021 $m
	Half year	Half year
Hong Kong	(16,904)	(702)
Indonesia	(2)	(56)
Malaysia	(339)	(62)
Singapore	(5,418)	1,465
Growth markets and other	(1,941)	83
Eastspring	(16)	10
Total segment	(24,620)	738
Unallocated to a segment and intra-segment elimination	50	—
Total investment return	(24,570)	738

Investment return principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses on the Group’s retained interest in Jackson post its demerger in 2021, which has been accounted for on an IAS 39 available-for-sale basis.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment return attributable to each type of business.

	2022 $m	2021 $m
	Half year	Half year
Policyholder returns
Assets backing unit-linked liabilities	(1,990)	773
With-profits business	(17,156)	437
	(19,146)	1,210
Shareholder returns	(5,424)	(472)
Total investment return	(24,570)	738

Further explanation of the features of policyholder returns and shareholder returns is provided in the ‘Determining Adjusted Operating Profit of Operating Segments’ section.

Reasons for period-on-period changes in investment returns

All investments in the Group are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss) and the Group’s retained interest in Jackson and certain centrally held debt securities, which are designated as available-for-sale and therefore the changes in unrealised fair value are booked in other comprehensive income.

Subject to the effect of the exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the US dollar value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for operations not using US dollars as functional currency are translated at average exchange rates.

Total segment investment returns

The table below provides an analysis of investment return attributable to the Group’s operating segments for the periods presented:

	Half year 2022 $m
					Growth
					markets		Total
	Hong Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	segment
Interest/dividend and other investment income	848	142	218	716	383	1	2,308
Investment appreciation (depreciation)*	(17,752)	(144)	(557)	(6,134)	(2,324)	(17)	(26,928)
Total investment return	(16,904)	(2)	(339)	(5,418)	(1,941)	(16)	(24,620)

	Half year 2021† $m
					Growth
					markets		Total
	Hong Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	segment
Interest/dividend and other investment income	742	79	218	648	342	1	2,030
Investment appreciation (depreciation)*	(1,444)	(135)	(280)	817	(259)	9	(1,292)
Total investment return	(702)	(56)	(62)	1,465	83	10	738
*	Investment appreciation (depreciation) comprises net realised and unrealised gains (losses) on the investments and foreign exchange gains (losses).
†

The half year 2021 investment returns by segment have been re-presented from those previously published to reallocate foreign exchange gains and losses from ‘Interest/dividend and other income’ to ‘Investment appreciation (depreciation)’.

Debt securities account for 55 per cent of the Group’s total segment investment portfolio at 30 June 2022 (30 June 2021: 56 per cent), of which 69 per cent (30 June 2021: 70 per cent) were held by the with-profits and unit-linked funds. Equity securities and holdings in collective investment schemes account for 40 per cent (30 June 2021: 37 per cent) of the total investment portfolio, of which 90 per cent (30 June 2021: 91 per cent) were held by the with-profits and unit-linked funds. The remaining assets in the investment portfolio primarily comprise of investment properties, loans and deposits with credit institutions.

The period-on-period movements in investment return mainly reflected the cumulative impact from the changes in interest rates and credit spreads on bond asset values and in the performance of the equity markets. The first half of the year saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields, and widening corporate bond spreads. The MSCI Asia excluding Japan equity index fell (17) per cent (half year 2021: up 6 per cent), the Hang Seng index fell (7) per cent (half year 2021: up 6 per cent) while the S&P 500 index fell by (21) per cent (half year 2021: up 14 per cent). Government bond yields in many of our markets ended the period higher with the US 10-year yield increasing by 146 basis points (half year 2021: up 55 basis points). This resulted in lower associated asset values and consequent impact on fee generating account balances.

Overall, the total investment returns decreased by $(25,358) million from a positive return of $738 million in half year 2021 to a negative return of $(24,620) million in half year 2022 mainly reflecting a period-on-period investment depreciation in all of the Group’s segments partially offset by higher interest/dividend and other investment income during the period.

In Hong Kong, the increase in investment returns from $(702) million in half year 2021 to $(16,904) million in half year 2022 arose primarily from realised and unrealised losses in debt and equity securities as a result of significantly higher bond yields and unfavourable equity market performance both locally and in the US. In half year 2021, there were smaller bond losses partially offset by gains in equities. The increase in investment depreciation is partially offset by higher investment income, mainly driven by higher dividends both from directly held equities and collective investment schemes.

In Indonesia, investment returns improved from a loss of $(56) million in half year 2021 to $(2) million in half year 2022 mainly due to an increase in investment income from dividends received on equity holdings in the unit-linked funds, partially offset by a marginal increase in investment depreciation.

In Malaysia, the increase in investment loss from $(62) million in half year 2021 to $(339) million in half year 2022 is primarily due to realised and unrealised losses in both bonds and equities during the period as a result of higher interest rates and unfavourable equity market movements. The vast majority of the losses generated in the period arose within the with-profits and unit-linked funds and therefore do not directly impact profit in the period.

In Singapore, the decrease in investment return from a gain of $1,465 million in half year 2021 to a loss of $(5,418) million in half year 2022 primarily reflects realised and unrealised losses in bonds and equities driven by higher interest rates and less favourable equity market movements during the period primarily within the with-profits and unit-linked funds. The gain in half year 2021 was mainly driven by significant increases in the equity markets both locally and in the US.

In Growth markets and other, the decrease in investment returns from a gain of $83 million in half year 2021 to a loss of $(1,941) million in half year 2022 was mainly driven by investment depreciation in the period due to realised and unrealised losses on debt securities from higher level of interest rate increases and unfavourable equity market movements, while half year 2021 saw rising equity markets that resulted in equity gains.

(c)	Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2022 $m	2021 $m
	Half year	Half year
Hong Kong	12,856	(2,308)
Indonesia	(422)	(336)
Malaysia	(257)	(499)
Singapore	1,520	(3,543)
Growth markets and other	1,129	(1,062)
Total benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	14,826	(7,748)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders, deaths and other claim events, plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance recoveries. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the period-on-period changes in benefits and claims and movement in unallocated surplus in each of Prudential’s insurance operations are changes in the incidence of claims incurred, movements in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds, net of reinsurance.

Additionally, the movements in policyholder liabilities and unallocated surplus of with-profits funds represent the amount recognised in the income statement and therefore exclude the effect of foreign exchange translation differences on the policyholder liabilities of subsidiaries not using US dollar as a functional currency and the movement in liabilities arising on acquisitions and disposals of businesses in the period, together with other items that do not pass through the income statement as described in note C3.1 to the unaudited condensed consolidated interim financial statements.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities, deaths and other claim events, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the period-on-period variations in the movements in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential’s with-profits and unit-linked policies. In addition, for those liabilities under IFRS where the measurement involves discounting future cash flows at current interest rates, the period-on-period changes in interest rates also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of the statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C3.1 to the unaudited condensed consolidated interim financial statements. The policyholder liabilities shown in the analysis in note C3.1 are gross of reinsurance and include the full movement in the period of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group’s share of the policyholder liabilities of the joint ventures and associate that are accounted for on an equity method basis in the Group’s financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each of the Group’s insurance operations are discussed below.

	Half year 2022 $m
					Growth
					markets	Total
	Hong Kong	Indonesia	Malaysia	Singapore	and other	segment
Claims incurred, net of reinsurance	(894)	(609)	(533)	(1,345)	(887)	(4,268)
Decrease in policyholder liabilities, net of reinsurance	13,090	187	157	2,865	2,016	18,315
Movement in unallocated surplus of with-profits funds	660	—	119	—	—	779
Benefits and claims and movement in unallocated surplus, net of reinsurance	12,856	(422)	(257)	1,520	1,129	14,826

	Half year 2021 $m
					Growth
					markets	Total
	Hong Kong	Indonesia	Malaysia	Singapore	and other	segment
Claims incurred, net of reinsurance	(818)	(602)	(482)	(1,346)	(755)	(4,003)
(Increase) decrease in policyholder liabilities, net of reinsurance	(369)	266	(68)	(2,197)	(307)	(2,675)
Movement in unallocated surplus of with-profits funds	(1,121)	—	51	—	—	(1,070)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(2,308)	(336)	(499)	(3,543)	(1,062)	(7,748)

In general, the movement in policyholder liabilities over the periods reflects the combined growth of new business and the in-force books of the Group’s insurance business operations. The variations in the movements in policyholder liabilities in individual periods are, however, primarily due to movements in interest rates and investment returns. This is as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuations of the policyholder liabilities of the with-profits policies with the funds’ investment performance.

Overall, total benefits and claims changed by $22,574 million from $(7,748) million in half year 2021 to $14,826 million in half year 2022 reflecting decreases in all of the Group’s segments except Indonesia.

In Hong Kong, total benefits and claims changed from $(2,308) million in half year 2021 to $12,856 million in half year 2022 primarily reflecting a decrease in policyholder liabilities in half year 2022 compared with an increase in half year 2021. Movement in half year 2022 was impacted by decrease in asset shares as a result of increase in bond yields and higher discount rates used to measure policyholder liabilities.

In Indonesia, total benefits and claims increased from $(336) million in half year 2021 to $(422) million in half year 2022, reflecting a lower decrease in policyholder liabilities partially offset by an increase in claims incurred. Excluding currency translation impacts, claims incurred increased by $12 million on a CER basis, reflecting higher claims levels as medical claims began to normalise to pre-pandemic levels.

In Malaysia, total benefits and claims decreased from $(499) million in half year 2021 to $(257) million in half year 2022 primarily due to a decrease in policyholder liabilities in half year 2022 compared with an increase in half year 2021. The movement in policyholder liabilities mainly reflects the depreciation of investments held in with-profits and unit-linked funds, as described above in the ‘Investment returns’ section.

In Singapore, total benefits and claims changed from $(3,543) million in half year 2021 to $1,520 million in half year 2022 reflecting a decrease in policyholder liabilities as compared with an increase in half year 2021. The movement in policyholder liabilities was driven by the effect of higher discount rates used to measure policyholder liabilities together with the depreciation of investments held in with-profits and unit-linked funds.

In Growth markets and other, total benefits and claims changed from $(1,062) million in half year 2021 to $1,129 million in half year 2022 primarily as a result of the decrease in policyholder liabilities in half year 2022 compared with an increase in half year 2021 as higher interest rates both increase the discount rates used to measure policyholder liabilities and reduce the value of the investments that are attributable to policyholders. In addition, half year 2022 also includes the effect from the early adoption of HK RBC regime as discussed further in note C3.2 of the unaudited condensed consolidated interim financial statements.

(d)	Acquisition costs and other expenditure

	2022 $m	2021 $m
	Half year	Half year
Hong Kong	(421)	(537)
Indonesia	(207)	(230)
Malaysia	(165)	(199)
Singapore	254	(453)
Growth markets and other	(687)	(589)
Eastspring	(205)	(262)
Unallocated to a segment (central operations) and intra-segment elimination	(201)	(132)
Total acquisition costs and other expenditures	(1,632)	(2,402)

In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, changes in deferred acquisition costs (DAC), operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the period that are attributable to third parties, which is treated as a liability under IFRS, and will vary from period to period as the underlying investments change value.

Total acquisition costs and other expenditure decreased by $770 million from $(2,402) million in half year 2021 to $(1,632) million in half year 2022. This represents an increase of $134 million in acquisition costs and other operating expenses being more than offset by movements in amounts attributable to external unit holders of consolidated investment funds of $904 million, which reflect the adverse change in the overall returns in these funds in the period.

In Hong Kong, the amount of $(421) million represents $(484) million (half year 2021: $(523) million) in relation to acquisition costs (and amounts associated with their deferral and amortisation) and other operating expenses partially offset by $63 million (half year 2021: $(14) million) from movement in amounts attributable to external unit holders of consolidated investments funds. This latter positive amount offsets the negative return earned by investments held within consolidated funds as described in the Investment returns section above. The fall in the acquisition costs and other operating expenses of $(39) million reflects a fall in the expenses of the with-profits funds partially offset by an increase in expenses of the shareholder-backed businesses.

In Indonesia, acquisition costs and other expenditure have fallen from $(230) million in half year 2021 to $(207) million in half year 2022 as a result of lower renewal commissions reflecting lower sales volumes in recent years. The fall in renewal commissions is partially offset by an increase in other operating expenses.

In Singapore, the amount of $254 million represents $(467) million (half year 2021: $(460) million) in relation to acquisition costs (and amounts associated with their deferral and amortisation) and operating expenses being more than offset by $721 million (half year 2021: $7 million) from the movement in amounts attributable to external unit holders of consolidated investment funds. This latter positive amount offsets the negative return earned by investments held within consolidated funds as described in the Investment returns section above.

In Growth markets and other, acquisition costs and other expenditure increased by $(98) million, mainly due to increased expenses and deferred acquisition cost amortisation as the business grows and we continue to invest.

The net expenditure that was unallocated to a segment included head office expenditure and elimination of intra-segment items. The increase of $(69) million mainly reflected an increase in restructuring and IFRS 17 implementation costs of $(77) million.

Determining Adjusted Operating Profit of Operating Segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. There have been no changes to the Group’s operating segments as reported in these condensed consolidated interim financial statements from those reported in the Group’s 2021 Annual Report on Form 20-F.

Performance measure

The performance measure of operating segments utilised by the Group is adjusted operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–	Gain or loss on corporate transactions, as discussed in note D1.1 to the unaudited condensed consolidated interim financial statements.

Determination of adjusted operating profit for investment and liability movements

(i)	With-profits business

For with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders’ share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(ii)	Assets and liabilities held within unit-linked funds

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflects the current period value movements in both the unit liabilities and the backing assets, which offset one another.

(iii) Other shareholder-backed long-term insurance business

In the case of other shareholder-financed business, the measurement of adjusted operating profit reflects that, for the long-term insurance business, assets and liabilities are held for the longer term. For this business the Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed businesses.

(a) Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the ‘grandfathered’ measurement basis. Taiwan and India apply US GAAP, whose policyholder liabilities are not sensitive to market movements as they are locked in at policy inception.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature that is calculated assuming a longer-term return assumption rather than volatile movements that would otherwise be reflected if the IFRS balance sheet reserving basis was applied.

For other types of non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(b) Assets backing other shareholder-backed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and longer-term capital returns, determined for debt and equity-type securities on the basis described below. The difference between the actual investment returns in the reporting period and the longer-term investment returns is recognised within short-term fluctuations in investment returns.

Debt securities and loans

As a general principle, for debt securities and loans, the longer-term investment returns comprise the interest receivable for the period and the amortisation of interest-related realised gains and losses to the date when sold securities would have otherwise matured (or a suitable proxy for this period). All unrealised gains and losses are treated as a component of short-term investment fluctuations. Consideration is given to the need to recognise an expected longer-term level of defaults for the securities within the longer-term investment returns, based on past performance and having regard to the credit quality of the portfolio, with any difference with actual credit-related realised losses arising in the period being included in short-term fluctuations. If, under this analysis, realised gains and losses are principally considered to be interest related with no significant credit-related losses based on past performance, then all realised gains and losses to date for these operations are treated as interest related and amortised to adjusted operating profit over the period to the date those securities would otherwise have matured and no separate charge to longer-term investment returns for credit defaults is made.

For debt securities at 30 June 2022, the level of unamortised interest-related realised gains and losses related to previously sold bonds was a net gain of $211 million (31 December 2021: $515 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For insurance operations, investments in equity-type securities held for non-linked shareholder-backed business at 30 June 2022 amounted to $5,756 million (31 December 2021: $6,073 million). The longer-term rates of return applied in half year 2022 ranged from 4.6 per cent to 16.9 per cent (half year 2021: 5.5 per cent to 16.9 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other insurance operations described above.

Derivative value movements

Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit.

(iv)	Other non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

Explanation of Performance and Other Financial Measures

	AER			CER*
	Half year 2022	Half year 2021		Half year 2021
	$m	$m	Change %	$m	Change %
Profit before tax attributable to shareholders	300	1,263	(76)	1,201	(75)
Tax charge attributable to shareholders' returns	(194)	(193)	(1)	(176)	(10)
Profit from continuing operations for the period	106	1,070	(90)	1,025	(90)
Loss from discontinued US operations for the period, net of related tax	—	(5,707)	n/a	(5,707)	n/a
Profit (loss) for the period	106	(4,637)	n/a	(4,682)	n/a

* For half year 2021, the CER results are calculated using the half year 2022 average exchange rate.

Basic earnings per share (in cents)	2022		2021				2022 vs 2021%
			Half year		Half year		Half year	Half year
	Half year		AER		CER		AER	CER

Based on profit from continuing operations, net of non-controlling interest	3.8	¢	40.9	¢	39.2	¢	(91)	(90)
Based on loss from discontinued US operations, net of non-controlling interest	0.0	¢	(195.1)	¢	(195.1)	¢	n/a	n/a

(a)	Group overview

Total IFRS profit after tax for half year 2022 was $106 million compared with a profit of $1,070 million from continuing operations half year 2021. The decrease of $964 million primarily reflected a decrease in the profit before shareholder tax of $963 million from $1,263 million to $300 million, together with a $1 million increase in shareholder tax charge from $(193) million to $(194) million.

The effective tax rate on total IFRS profit in half year 2022 was 65 per cent (half year 2021: 15 per cent), reflecting the mathematical combination of a normal tax charge on operating profit and a much lower tax credit on significant non-operating losses, most of which are not tax deductible.

(b)	Segment discussion

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Further details on the Group’s determination of operating segments is provided in the ‘Determining Adjusted Operating Profit of Operating Segments’ section.

The following table shows Prudential’s IFRS consolidated total profit after tax and adjusted operating profit for the periods indicated presented by business segment.

									Half year
									2021
	Half year 2022 $m				Half year 2021 AER $m				CER* $m
	Adjusted	Profit before		Profit	Adjusted	Profit before		Profit	Adjusted
	operating	shareholder	Shareholder	after	operating	shareholder	Shareholder	after	operating
	profit	tax	tax charge	tax	profit	tax	tax charge	tax	profit
CPL	149	(28)	—	(28)	139	148	—	148	139
Hong Kong	501	(584)	(29)	(613)	460	457	(16)	441	457
Indonesia	196	169	(38)	131	225	224	(45)	179	222
Malaysia	190	154	(35)	119	184	163	(28)	135	175
Singapore	340	66	(3)	63	320	164	(23)	141	312
Growth markets and other	522	691	(74)	617	479	403	(73)	330	463
Eastspring	131	131	(14)	117	162	162	(15)	147	155
Unallocated to a segment	(368)	(299)	(1)	(300)	(398)	(458)	7	(451)	(392)
Total		300	(194)	106		1,263	(193)	1,070

* For half year 2021, the CER results are calculated using the half year 2022 average exchange rate. CER amount for profit after tax is set out in the table at the start of this section (Explanation of performance and other financial measures).

CPL

Given that CPL, Prudential’s joint venture business in the Chinese Mainland, is accounted for on the equity method, there is no amount related to CPL in the Group’s tax charge in the income statement. Management’s focus is on analysing the profit before shareholder tax (to be consistent with its review of other segments) and hence, on the segmental analysis basis, the tax related to life joint ventures and associate including that of CPL is allocated to the ‘Growth markets and other’ segment.

The decrease of $(176) million from a profit before shareholder tax of $148 million in half year 2021 to a loss of $(28) million in half year 2022 was primarily due to adverse market movements and their combined effect on investments and the discount rate used to calculate policyholder liabilities in the period. The overall loss was largely driven by equity losses in the period. Adjusted operating profit, the Group’s segmental measure which excludes these short-term market effects, grew by 7 per cent on a CER basis (7 per cent on an AER basis) to $149 million. This reflected growth in the underlying portfolio, evident from a 22 per cent2 (22 per cent on an AER basis) increase in gross premiums earned9 in the period.

Hong Kong

The decrease of $(1,054) million from profit after tax of $441 million in half year 2021 to loss after tax of $(613) million in half year 2022 was due to a decrease in profit before shareholder tax of $(1,041) million and an increase in shareholder tax charge of $(13) million.

The decrease in profit before shareholder tax was driven by the combined impact of rising bond yields and credit spreads coupled with equity losses on the investments held by Hong Kong and the discount rate used to calculate policyholder liabilities. Adjusted operating profit increased by 10 per cent on a CER basis (9 per cent on an AER basis) to $501 million benefitting from growth in shareholder-backed renewal premiums of 2 per cent2 (1 per cent on an AER basis), higher levels of profits from our with-profits business given the ageing of certain cohorts and the impact on underlying product profit profiles as a result of the adoption of the risk-based capital regime previously discussed.

The effective shareholder tax rate on profits was negative 5 per cent in half year 2022 compared with 4 per cent in half year 2021. The half year 2022 effective tax rate reflects the mathematical combination of a normal tax charge on adjusted operating profit and significant non-tax effective non-operating losses.

Indonesia

The decrease of $(48) million in the profit after tax from $179 million in half year 2021 to $131 million in half year 2022 reflected a decrease in profit before shareholder tax of $(55) million, partially offset by a decrease in shareholder tax charge of $7 million.

The decrease in profit before shareholder tax primarily reflected adverse market movements that led to unrealised bond losses in the period, combined with a lower level of adjusted operating profit reflecting lower sales volumes in recent years and higher claims levels as medical claims began to normalise to pre-pandemic levels.

The effective shareholder tax rate was 22 per cent in half year 2022 compared with 20 per cent in half year 2021. The higher effective tax rate was principally due to unrealised investment losses in half year 2022 which result in a tax credit at a lower rate under local legislation, and favourable deferred tax movements in half year 2021 as a result of a reduction in the corporate income tax rate.

Malaysia

The decrease of $(16) million in the profit after tax from $135 million in half year 2021 to $119 million in half year 2022 reflected a decrease in profit before shareholder tax of $(9) million and an increase in shareholder tax charge of $(7) million.

The decrease in profit before shareholder tax of $(9) million was driven by the effect of rising interest rates that resulted in losses on bonds that more than offset the impact of higher discount rates on policyholder liabilities. Adjusted operating profit, which excludes these short-term market movements, grew by 9 per cent on a CER basis (3 per cent on an AER basis) which was supported by the growth of our in-force health and protection business, with shareholder-backed renewal premiums increasing by 7 per cent2 (3 per cent on a AER basis) and an increase in spread profits given higher interest rates.

The effective shareholder tax rate on profits was 23 per cent in half year 2022 compared with 17 per cent in half year 2021. The higher rate primarily reflects a combination of prior year adjustments and the impact of a temporary tax rate increase from 24 per cent to 33 per cent on taxable profits in full year 2022 exceeding 100 million Malaysian Ringgit.

Singapore

The decrease of $(78) million in the profit after tax from $141 million in half year 2021 to $63 million in half year 2022 primarily reflected a decrease in profit before shareholder tax of $(98) million partially offset by a decrease in shareholder tax charge of $20 million.

The decrease in profit before shareholder tax primarily reflected the combined impact of rising interest rates which resulted in bond losses that more than offset the impact of higher discount rates on policyholder liabilities. Adjusted operating profit increased by 9 per cent on a CER basis (6 per cent on an AER basis) reflecting the continued growth of our in-force business evidenced by 9 per cent2 (7 per cent on an AER basis) growth in shareholder-backed renewal premiums alongside higher profits from our with profits business following its growth over recent years.

The effective shareholder tax rate on profits was 5 per cent in half year 2022, compared with 14 per cent in half year 2021. The lower effective tax rate reflects a higher proportion of investment income which is not taxable at the standard corporate income tax rate.

Growth markets and other

The increase of $287 million in the profit after tax from $330 million in half year 2021 to $617 million in half year 2022 reflected as increase in profit before shareholder tax of $288 million partially offset by an increase in shareholder tax charge of $(1) million.

The increase in profit before shareholder tax included an increase in adjusted operating profit of 13 per cent on a CER basis (9 per cent on an AER basis), driven by Thailand and India. Thailand achieved double-digit growth in adjusted operating profit following increases in new business in recent years as we upscaled the business through our bank partnerships with TTB and UOB. India saw improved claims experience in the period, given the spike in Covid-19 cases seen in 202110.

Adjusted operating profit for growth markets and other includes other items of $160 million (2021: $167 million on an AER basis and $161 million on a CER basis) which in the first half of 2022 comprised largely the impact of the adoption of the Risk-Based Capital regime in Hong Kong (as discussed further in note C3.2 of the unaudited condensed consolidated interim financial statements) partially offset by corporate taxes for life joint ventures and associates and provisions for sales and premium tax.

The segment profit discussed above is partially offset by losses on bond and equity asset values from higher interest rates in many growth markets exceeding the movement in policyholder liabilities from a higher discount rate, particularly in Taiwan where policyholder liabilities are based on US GAAP and therefore less sensitive to interest rate movements.

The effective tax rate on total IFRS profit in half year 2022 was 11 per cent (half year 2021: 18 per cent), reflecting the mathematical combination of a normal tax charge on operating profit and a tax credit on significant non-operating losses in some growth markets.

Asset management - Eastspring

	AER
	Half year 2022 $m	Half year 2021 $m	Change	%
Total external net flows*,12	(1,786)	(509)	n/a

External funds under management* ($bn)	81.5	96.1	(15)
Funds managed on behalf of M&G plc ($bn)	9.3	16.1	(42)
Internal funds under management ($bn)	131.5	141.8	(7)
Total funds under management ($bn)	222.3	254.0	(12)

Analysis of adjusted operating profit
Retail operating income	196	225	(13)
Institutional operating income	136	149	(9)
Operating income before performance-related fees	332	374	(11)
Performance-related fees	4	6	(33)
Operating income (net of commission)	336	380	(12)
Operating expense	(184)	(196)	6
Group's share of tax on joint ventures' adjusted operating profit	(21)	(22)	5
Adjusted operating profit	131	162	(19)
Adjusted operating profit after tax	117	147	(20)

Average funds managed by Eastspring	241.8	247.6	(2)%
Fee margin based on operating income	28bps	30bps	(2)bps
Cost/income ratio[13]	55%	52%	(3)ppts

* Excluding funds managed on behalf of M&G plc.

Eastspring’s total funds under management14 were $222.3 billion at 30 June 2022 (30 June 2021: $254.0 billion4), reflecting adverse currency and market movements. Eastspring’s average funds under management for the period 1 January 2022 to 30 June 2022 were $241.8 billion (2021: $247.6 billion on an AER basis).

Eastspring saw total net inflows of $2.3 billion over the first half of 2022 (2021: $3.6 billion4) which included internal net inflows from our life businesses of $4.5 billion (2021: $4.5 billion4) partially offset by third-party outflows (excluding money market funds) of $(1.8) billion, primarily from retail business, and $(0.7) billion of net outflows for funds managed on behalf of M&G plc.

Eastspring’s adjusted operating profit of $131 million was down (19) per cent compared with the prior period on an AER basis (down (15) per cent on a CER basis). Operating income before performance related fees was (11) per cent lower4, driven largely by a net realised and unrealised loss (as compared with a net gain in the prior year) on shareholder investments, including its seed capital in its retail funds. Before these movements on shareholder investments and performance fees, operating income was (4) per cent4 lower compared with a decline of (2) per cent4 in average funds under management over the same period. The cost/income ratio increased to 55 per cent (2021: 52 per cent) despite a 6 per cent4 reduction in operating costs, due to the effect of mark-to-market movements on shareholder investments in each period discussed above.

The effective shareholder tax rate on Eastspring was 11 per cent in half year 2022, similar to the half year 2021 effective tax rate of 9 per cent.

Central costs unallocated to a segment

	Half year 2022 $m	Half year 2021 $m
Investment return and other income	39	—
Interest payable on core structural borrowings	(103)	(164)
Corporate expenditure	(150)	(157)
	(214)	(321)
Restructuring and IFRS 17 implementation costs	(154)	(77)
Central costs unallocated to a segment	(368)	(398)

Central costs comprising investment return and other income, interest payable on core structural borrowings and corporate expenditure were 32 per cent2 (33 per cent on an AER basis) lower than the prior period reflecting the benefit of the debt reduction programme completed in January 2022, with a fall in interest payable on core structural borrowings of $61 million compared with the prior period. We remain on track to deliver the benefit of our activities to right-size head office costs with annual head office costs targeted to reduce by around $70 million3 from 2023. The Group received gross dividend income from its residual interest in Jackson Financial Inc. of $16 million in the first half of 2022 (2021: nil) and also benefitted from unrealised gains upon retranslation of its sterling debt, as the dollar strengthened.

Restructuring costs of $(154) million (2021: $(77) million4) reflect both the Group’s substantial and ongoing IFRS 17 project with costs increasing, as planned, as implementation approaches in 2023, and actions taken in the period to right-size our head office footprint.

(c) Other financial commentary based on management’s view

Analysis of profit drivers

	AER				CER
	Half year 2022		Half year 2021		Half year 2021
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Profit margin analysis of long-term insurance continuing operations:[4]
Spread income	156	73	153	67	150	67
Fee income	172	103	169	103	164	102
With-profits	75	18	62	15	61	15
Insurance margin	1,683		1,467		1,434
Other income	1,649		1,533		1,495
Total life insurance income	3,735		3,384		3,304
Expenses:
Acquisition costs	(1,129)	(51)%	(990)	(48)%	(968)	(48)%
Administration expenses	(899)	(235)	(804)	(203)	(780)	(201)
DAC adjustments	223		238		233
Share of related tax charges from joint ventures and associates	(32)		(21)		(21)
Eastspring adjusted operating profit (see section above)	131		162		155
Central costs unallocated to a segment (see section above)	(368)		(398)		(392)
Corporate transactions (see section below)	27		(94)		(94)
Other items principally driven by short-term market fluctuations (see section below)	(1,388)		(214)		(236)
Profit before tax attributable to shareholders	300		1,263		1,201

Profit margin analysis of long-term insurance continuing operations

The profitability of the Group’s long-term insurance continuing operations continues to be based on high-quality drivers including our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business. Insurance margin-related revenues grew by 17 per cent2 (15 per cent on an AER basis) following the early-adoption of HK RBC and lower claim costs in India, as well as business growth. At the same time there continues to be a normalisation of medical claims towards pre-pandemic levels following the lower incidence seen in 2021 and 2020.

Fee income increased by 5 per cent2 (2 per cent on an AER basis), reflecting premium contributions partly offset by unfavourable market movements, while spread income increased by 4 per cent2 (2 per cent on an AER basis) reflecting in-force business growth, with an improvement in margin primarily due to rising interest rates.

With-profits earnings relate to the shareholders’ share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 23 per cent2 (21 per cent on an AER basis) growth in with-profits earnings reflects the ongoing growth and ageing of certain cohorts within these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the growth of 10 per cent2 (8 per cent on an AER basis) from half year 2021 reflects premium growth in the period for our shareholder backed business. Acquisition costs increased in the year, driven by higher APE sales as compared with the prior period. Administration expenses increased by 15 per cent2 (12 per cent on an AER basis) reflecting in-force business growth and sales and premium tax related provisions. Both acquisition costs and administration expenses were also impacted by our investment to maintain our capabilities and develop the capacity to serve 50 million customers by 2025.

Corporate transactions and other items principally driven by short-term market fluctuations

Other items driven by short-term fluctuations in investment returns on shareholder-backed business were negative $(1,383) million, (2021: negative $(234) million on a CER basis; negative $212 million on an AER basis).

The increase in the level of short-term fluctuations reflects the fall in equity markets in the first half of the year, compared with equity market gains in the prior period, along with interest rates increasing significantly more in the current period than in the first half of 2021. Decreases in bond values from rising interest rate losses are not fully offset by reductions in policyholder liabilities as assets held will exceed liabilities, given the need to hold capital in line with local regulations and because some regimes have policyholder liabilities that do not directly reflect changes in interest rates or reprice more slowly than assets.

Gains from corporate transactions of $27 million includes profit of $60 million on the sale of 4.2 million shares in Jackson Financial Inc. during the first half of 2022 at an average price of $40.79 per share. Our investment in Jackson Financial Inc. is held at fair value in the balance sheet, with movements in fair value recognised initially in other comprehensive income, and recycled to the income statement on sale. At 30 June 2022, we held 14.3 per cent of the shares in Jackson Financial Inc. which had a fair value of $325 million. We have undertaken further sales of Jackson Financial Inc. and as at 5 August 2022 our remaining holding has a fair value of $215 million. In total, proceeds of $376 million have been received from reducing our holding in Jackson Financial Inc. from 19.7 per cent at the time of the demerger in 2021 to approximately 9.0 per cent at 5 August 2022, in addition to the quarterly dividends received on our holdings. Further information on corporate transactions is presented in note D1.1 to the unaudited condensed consolidated interim financial statements.

IFRS effective tax rates for continuing operations

The effective tax rate on total IFRS profit in the first half of 2022 was 65 per cent (2021: 17 per cent), reflecting the mathematical combination of a normal tax charge on operating profit and a much lower tax credit on non-operating losses, most of which are not tax deductible.

The effective tax rate is likely to be impacted by a combination of the OECD proposals to implement a global minimum tax rate of 15 per cent and some jurisdictions where Prudential operates implementing a domestic minimum tax based on the OECD proposals. Current indications are that these proposed new rules will most likely take effect in 2024. The OECD rules and associated guidance are complex and require detailed analysis and consideration which is ongoing. In addition, a further OECD document (the GloBE Implementation Framework) together with relevant domestic tax legislation are required in order to complete the analysis. We expect to be in a position to give an indicative impact to the effective tax rate in the full year 2022 results.

Shareholders’ equity

Group IFRS shareholders' equity

	Half year 2022		Half year 2021		Full year 2021
	$m		$m		$m
Profit from continuing operations for the period	106		1,070		2,214
Less non-controlling interest from continuing operations	(2)		(7)		(22)
Profit after tax for the period attributable to shareholders from continuing operations	104		1,063		2,192
Net decrease in shareholders’ equity from discontinued operations (see note D1.2 in the unaudited condensed consolidated interim financial statements)	—		(5,844)		(6,283)
Demerger dividend in-specie of Jackson	—		—		(1,735)
Exchange movements, net of related tax	(513)		(158)		(165)
Other external dividends	(320)		(283)		(421)
Issue of equity shares	—		—		2,382
Other (including revaluation and sale of Jackson residual interest since demerger)	(250)		57		240
Net decrease in shareholders’ equity	(979)		(5,165)		(3,790)
Shareholders’ equity at beginning of the period	17,088		20,878		20,878
Shareholders’ equity at end of the period	16,109		15,713		17,088
Shareholders' value per share[13]	586	¢	601	¢	622	¢

Group IFRS shareholders’ equity decreased from $17.1 billion4 at the start of 2022 to $16.1 billion at 30 June 2022 reflecting dividend payments of $(0.3) billion, adverse exchange movements of $(0.5) billion and movements from the revaluation and sale of shares in Jackson Financial Inc. of $(0.3) billion offset by profits generated in the period.

New business performance

The Group reports annual premium equivalent (APE) as a measure of new business sales, which is a key metric for the Group’s management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. APE differs from the IFRS measure of gross premiums earned. A reconciliation of APE new business sales to IFRS gross premiums earned is provided in note II(viii) of the section headed Additional Financial Information.

	AER			CER
	Half year 2022	Half year 2021		Half year 2021
APE Sales	$m	$m	Change %	$m	Change %
CPL (Prudential’s share)	507	448	13	447	13
Hong Kong	227	253	(10)	251	(10)
Indonesia	110	117	(6)	116	(5)
Malaysia	172	211	(18)	202	(15)
Singapore	390	379	3	370	5
Growth markets and other	807	675	20	650	24
Total	2,213	2,083	6	2,036	9

APE sales increased by 9 per cent2 to $2,213 million. Detailed discussion of new business performance by segment is presented in the Strategic and operating review section. Unless otherwise stated, the APE discussion is provided on a CER basis.

Dividend

Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year’s full-year ordinary dividend. Accordingly, the Board has approved a 2022 first interim ordinary cash dividend of 5.74 cents per share (2021 first interim dividend: 5.37 cents per share).

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). More information is set out in note I(i) of the Additional financial information. The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR). Following the trend to move to risk-based capital regimes (discussed further below), from this reporting period onwards, the headline Group solvency position will be presented by comparing the total eligible group capital resources to the GPCR, rather than to the GMCR, which is more comparable to other global risk-based measures. The Hong Kong IA is currently consulting on whether such disclosures should become a requirement for all groups under its supervision. The GPCR also remains the basis of our EEV capital requirements.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and the GPCR from these participating funds.

Regulatory updates

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022, and in April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early-adopt the new Risk-Based Capital regime effective from 1 January 2022.

These changes are estimated to have increased the GWS shareholder surplus over the GMCR by $9.3 billion5 and to have increased the corresponding coverage ratio from 408 per cent to 545 per cent6 as at 31 December 2021, after allowing for the $1.7 billion debt redemption in January 2022.

Going forwards, the GWS capital position will be primarily shown relative to the GPCR rather than the GMCR. On this basis, and allowing for the regulatory changes above, as at 31 December 2021 the GWS shareholder capital surplus over the GPCR is estimated to have been $17.5 billion7 with a corresponding GWS coverage ratio of 320 per cent8. When including the contribution from ring-fenced policyholder funds, the total surplus over the GPCR is estimated to have been $21.4 billion7, with a corresponding GWS coverage ratio of 204 per cent8. These impacts are shown below:

				GPCR basis
	Shareholder GMCR basis			(post regulatory updates)
		Impact of Hong	Post
		Kong RBC and C-	regulatory
31 December 2021[17]	As disclosed	ROSS II	updates	Shareholder	Policyholder	Total
Group capital resources ($bn)	15.2	+10.3	25.5	25.5	16.5	42.0
Required capital ($bn)	3.7	+1.0	4.7	8.0	12.6	20.6
GWS capital surplus over GMCR/GPCR ($bn)	11.5	+9.3	20.8	17.5	3.9	21.4
GWS coverage ratio over GMCR/GPCR (%)	408%	+137%	545%	320%		204%

Estimated GWS capital position

As at 30 June 2022, the estimated shareholder GWS capital surplus over the GPCR is $16.2 billion7 (31 December 2021: $17.5 billion17), representing a coverage ratio of 317 per cent8 (31 December 2021: 320 per cent17) and the total GWS capital surplus over the GPCR is $19.1 billion7 (31 December 2021: $21.4 billion17) representing a coverage ratio of 205 per cent8 (31 December 2021: 204 per cent17).

For comparison to previous periods, as at 30 June 2022, the estimated shareholder GWS capital surplus over the GMCR was $19.4 billion5 representing a coverage ratio of 548 per cent6 (31 December 2021: $20.8 billion representing a coverage ratio of 545 per cent17).

The Group shareholder GWS capital surplus over the GPCR reduced by $(1.3) billion since 31 December 2021 to $16.2 billion at 30 June 2022. Operating capital generation in the period was $0.8 billion after allowing for central costs and investment in new business. The impact of non-operating experiences, including market movements, were negative overall and reduced surplus by $(1.8) billion. Dividends of $0.3 billion were paid to shareholders in respect of the 2021 second interim dividend.

The Group’s GWS position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information on the basis of calculation of the GWS measure.

	30 Jun 2022			31 Dec 2021[17]
	(post regulatory updates)			(post regulatory updates)
	Shareholder	Policyholder*	Total	Shareholder	Policyholder*	Total
Group capital resources ($bn)	23.7	13.6	37.3	25.5	16.5	42.0
of which: Tier 1 capital resources[18] ($bn)	16.3	2.1	18.4	17.9	3.5	21.4

Group Minimum Capital Requirement ($bn)	4.3	1.3	5.6	4.7	1.8	6.5
Group Prescribed Capital Requirement ($bn)	7.5	10.7	18.2	8.0	12.6	20.6

GWS capital surplus over GPCR ($bn)	16.2	2.9	19.1	17.5	3.9	21.4
GWS coverage ratio over GPCR (%)	317%		205%	320%		204%

GWS Tier 1 surplus over GMCR ($bn)			12.8			14.9
*	This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant

GWS risk appetite and capital management

The Group’s capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group’s risk profile and the external economic environment, and is set and reviewed regularly by the Board. Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer.

No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group’s capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Financing and liquidity

At 30 June 2022, the Group’s net gearing ratio as defined in the table below was 12 per cent (31 December 2021: 13 per cent). The Group manages its leverage on a Moody’s total leverage basis, which differs from the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group’s with-profits funds. We estimate the Moody’s total leverage at 30 June 2022 to be 22 per cent.

Prudential is targeting a Moody’s total leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m
Borrowings of shareholder-financed businesses	4,266	6,404	6,127
Less: holding company cash and short-term investments	(2,143)	(1,393)	(3,572)
Net core structural borrowings of shareholder-financed businesses	2,123	5,011	2,555
Net gearing ratio*	12%	28%	13%
*

Net core structural borrowings from continuing operations as proportion of IFRS shareholders’ equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $4.3 billion at 30 June 2022 (31 December 2021: $6.1 billion4). The Group had central cash resources of $2.1 billion at 30 June 2022 (31 December 2021: $3.6 billion4), resulting in net core structural borrowings of the shareholder-financed businesses of $2.1 billion at end of June 2022 (31 December 2021: $2.6 billion for continuing operations4). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during the first half of 2022.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $544 million in issue at 30 June 2022 (31 December 2021: $500 million4).

As at 30 June 2022, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2022.

Cash remittances

Holding company cash flow
	AER
	Half year 2022	Half year 2021
	$m	$m	Change %
Net cash remitted by businesses[19]	1,009	1,035	(3)
Net interest paid	(117)	(163)	28
Corporate expenditure (including IFRS 17 implementation and restructuring costs)	(124)	(216)	43
Centrally funded recurring bancassurance fees	(220)	(176)	(25)
Total central outflows	(461)	(555)	17
Holding company cash flow before dividends and other movements	548	480
Dividends paid	(320)	(283)
Operating holding company cash flow after dividends but before other movements	228	197
Issuance and redemption of debt	(1,729)	—
Other corporate activities	159	(256)
US demerger costs	—	(28)
Total other movements	(1,570)	(284)
Net movement in holding company cash flow	(1,342)	(87)
Cash and short-term investments at the beginning of the year	3,572	1,463
Foreign exchange and other movements	(87)	17
Cash and short-term investments at the end of the year	2,143	1,393

Remittances from our businesses were $1,009 million (2021: $1,035 million4). The value of cash received in the period reflects the timing of remittances from individual businesses and is not expected to recur at the same level in the second half of the year. Remittances were used to meet central outflows of $(461) million (2021: $(555) million4) and to pay dividends of $(320) million. Central outflows include corporate expenditure of $(124) million (2021: $(216) million4), centrally funded recurring bancassurance fees of $(220) million (2021: $(176) million4), and net interest paid of $(117) million (2021: $(163) million4).

Other cash flow movements included net receipts from other corporate activities of $159 million (2021: $(256) million4 net payments) comprising proceeds of $171 million received from the sales of shares in Jackson Financial Inc. together with dividends from Jackson Financial Inc., partially offset by cash provided for investment by the businesses mainly in digital infrastructure. Further information is contained in note I(v) of the Additional financial information. Our debt redemption and refinancing programme was completed in January 2022 at a cost of $1,725 million. We also settled a bank loan in the period funded by the issue of new senior debt at a net outflow of $4 million.

Cash and short-term investments totalled $2.1 billion at 30 June 2022 (31 December 2021: $3.6 billion4).

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Additional Information on Liquidity and Capital Resources

After making sufficient enquiries, the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. Further information is provided in note A1 to the unaudited condensed consolidated interim financial statements.

The liquidity requirements of Prudential’s life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections, are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business cash needs and the changing competitive and economic environment.

The liquidity sources for Prudential’s life insurance businesses comprise premiums, deposits and charges on policies, proceeds from the sale and maturity of investments, borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt and purchases of investments.

The nature of insurance means that the life businesses, in a normal economic cycle, have access to sufficient liquidity to meet their obligations when due. Prudential plc therefore focuses the Group’s liquidity considerations on the liquidity by its central companies and its ability to fund growth, meet the capital needs of the operating business and meeting its own financing and expense costs. This liquidity comprises the cash and short-term investments held by the specified companies as well as bank facilities available to it which are not recorded on the balance sheet. Further information on the parent’s financing and liquidity is outlined in “Explanation of Performance and Other Financial Measures” above.

The parent company, including the central finance subsidiaries, held cash and short-term investments $2,143 million as at 30 June 2022 (31 December 2021: $3,572 million). The sources of cash included dividends, loans and cash remittances received by Prudential from its principal operating subsidiaries, joint ventures and associates as well as debt and equity issuances. Amounts are distributed to the parent company after considering capital requirements.

The amount of dividends paid by Prudential’s main operations is determined after considering the development, growth and investment requirements of the operating businesses and subject to the applicable legal and regulatory restrictions. Further information on cash remittances to the Group and other sources of funding accessible to the Group is detailed in the ‘Explanation of Performance and Other Financial Measures’ section.

Details of the main changes to Prudential’s contingencies and related obligations that have arisen in half year 2022 are set out in note D2 to the unaudited condensed consolidated interim financial statements.

Notes

1	APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
2	On a constant exchange rate basis.
3	Annual saving from full year 2021 costs, based on full year 2021 exchange rates.
4	On an actual exchange rate basis.
5	GWS capital resources in excess of the Group minimum capital requirement attributable to the shareholder business, before allowing for the 2022 first cash interim dividend. The shareholder position excludes the contribution to Group eligible capital resources and the Group minimum capital requirement from participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 30 June 2022, except the $350 million senior debt issued in the first half of 2022, are included as GWS eligible group capital resources.
6	GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business.
7	GWS capital resources in excess of the Group prescribed capital requirement attributable to the shareholder business, before allowing for the 2022 first cash interim dividend. The shareholder position excludes the contribution to Group eligible capital resources and the Group prescribed capital requirement from participating business in Hong Kong, Singapore and Malaysia. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR).
8	GWS coverage ratio of capital resources over Group prescribed capital requirement attributable to the shareholder business. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR).
9	Calculated in accordance with the Group’s IFRS accounting policies, which includes the full premium for insurance contracts classified under IFRS 4.
10	Our World in Data, India confirmed Covid-19 cases.
11	For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional financial information.
12	Excludes Money Market Funds.
13	See note II of the Additional financial information for definition and reconciliation to IFRS balances.
14	Half year 2022 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management.
15	Other income and expenditure includes restructuring and IFRS 17 implementation costs.
16	Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
17	31 December 2021 comparative amounts include the effect of the adoption of HK RBC and the redemption of $1,725 million of sub-ordinated debt completed in January 2022.
18	The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.
19	Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional financial information. This comprises dividends and other transfers from businesses that are reflective of earnings and capital generation.

RISK REVIEW

Enabling decisions to be taken with confidence

Prudential’s Group Risk Framework and risk appetite have allowed the business to control its risk exposure throughout the first half of 2022. Its governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of capturing long-term structural opportunities and helping customers achieve their long-term financial goals. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.Introduction

The Group

Following key actions taken in 2021 to reshape the Group into an Asia and Africa-focused business, the Group is transforming its leadership structure and strategic and operating models as it continues its focus on its customers and adapting its multi-channel distribution model to changed markets and external operating conditions. The Group Risk, Compliance and Security (RCS) function continues to provide risk opinions, guidance, assurance and engagement with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (IA), on these critical change activities, while overseeing the risks and implications to the ongoing business in order to ensure the Group remains within risk appetite, especially during the first half of 2022, where we have seen an increase in the complexity of the macro-economic, geopolitical and regulatory environments. During the first half of 2022, the Group achieved notable milestones with the delivery of transitional arrangements to significantly progress the implementation of the GWS Framework and implementation of the C-ROSS II, with agreed transitional arrangements, and RBC capital standards at CPL, its Chinese Mainland joint venture, and Hong Kong businesses respectively.

Over the past months, the confluence of a number of factors have impacted the world. The global community may be entering an era that many of its inhabitants will not have experienced before, a potentially prolonged period characterised by high inflation, high interest rates and economic uncertainties, set against reconfigured national alliances and competition between blocs where resource, energy and fiscal security become central to government policies. The impacts to the Group are many-fold and may be pronounced. These include increased strategic and business risks, as well as increasing insurance, product and customer conduct risks. For its customers, this period may increase uncertainty over livelihoods, elevating costs of living and challenges in affordability for essential needs and services, including insurance products and perhaps at times when they may be most needed. The complexity of meeting regulatory expectations on these issues, as governments increasingly focus on them, is expected to increase. Prudential will need to meet these challenges for its business and those of its customers in a fair and equitable way. At the same time, the Group will be expected to navigate the volatile financial market environment in its markets in order to ensure it remains robustly capitalised to sustainably deliver for the additional needs of its customers and the societies in which it operates. These are the key themes underpinning this report, with details included below.

Against this changed backdrop, the Group continues to effectively leverage its risk management and compliance experience in more mature markets, applying it to its growth markets appropriate to their respective risks and the extent of their uncertainties in this changed world, and reflective of opportunities, customer issues and needs and local customs. With the appointment of the new Group Chief Risk and Compliance Officer (CRCO), supported by a wider leadership team across the businesses, Prudential will continue to apply the holistic and coordinated approach in managing the increasingly dynamic, multi-faceted and often inter-connected risks facing its businesses.

Societal developments

The global economic uncertainties and the rise in inflation are increasingly putting pressure on household affordability for things such as energy, materials, food and services. These pressures may exacerbate existing structural inequalities within societies. Government and supervisory attention is being increasingly focused on the cost of living crisis taking shape across many of the Group’s markets. These developments have implications for Prudential on how it engages with its customers, who will, in some markets, experience real challenges in affording or maintaining insurance products at their current level of coverage. This may happen at times when that protection is needed most, and when such customers increasingly represent the vulnerable in society. In Asia, there is an increasing momentum in expectation from governments on private companies to help with affordability issues and to extend the regulatory definitions of ‘vulnerable’ customers to explicitly include those in need due to the current economic pressures. It is notable that, in managing the impact of recent sector-specific regulatory tightening in the Chinese Mainland, the priority of government and industry regulators has been the protection of end consumers, rather than of companies or investors. A high inflation environment, combined with recessionary concerns, and societal and regulatory expectations of support, may also heighten existing challenges in persistency for insurers. As has always been the case, Prudential will continue to engage with governments, regulators and supervisors on these issues. As a matter of course, the Group regularly assesses the suitability and affordability of its products, and aims to reduce their perceived complexity and increase the transparency of their costs and benefits. These aims, as well as the Group’s increasing focus on the sustainable digital distribution of its health and protection products via its Pulse platform, help to expand the financial inclusion of Prudential’s products and improve customer outcomes as part of the conduct of the Group’s businesses in its markets.

Most markets have moved (or are moving), at difference paces, to an endemic approach in managing Covid-19. The Group looks to retain the positive changes that the pandemic accelerated, including those related to changes in traditional working practices and the use of digital services, technologies and distribution methods to customers, while monitoring and mitigating the potential increase in technology, data security or misuse and regulatory risks that these may bring. Prudential is exploring new ways of working and, as a responsible employer, is reflecting thematic trends through a coordinated suite of activities related to the upskilling of its workforce, and increasing flexibility, inclusivity and psychological safety in the workplace. The Group continues to monitor emerging social trends, including those linked to environmental change and those associated with ensuring a ‘just and inclusive’ transition to a lower carbon global economy, and their potential impact on its wide range of stakeholders, and how its products and services meet the needs of affected societies. Its risk management framework continues to evolve in order to manage the changing nature of these wide-ranging risks, including activities to promote a transparent culture, and active encouragement of open discussion and learnings from mistakes.

Macro-economic and market environment

Inflationary pressures have increased in the first half of 2022. Covid-19 lockdowns in some of the Chinese Mainland’s major commercial and industrial centres have contributed to supply chain risks (although this has moderated to an extent since 2021) and have driven market volatility in the first half of 2022. Geopolitical tensions have become a key driver of economic conditions and policy. The Russia-Ukraine conflict continues to cast a long shadow, with economic and market stresses being particularly intense in Europe given its dependence on Russian energy and commodities. The lack of a clear pathway to resolving the conflict and uncertainty on the longer term evolution of tensions, have kept energy and commodity prices high and volatile. These factors have contributed to increases in inflation expectations and inflation rates, which have reached decades-high levels and with peaks becoming increasingly challenging to anticipate, constraining real incomes and growth to an increasing extent.

Central banks, led by those in major western economies, are responding to inflationary pressures with monetary policy tightening and base interest rate increases. Growth considerations are likely to complicate the picture for further increases. While concerns on inflation and growth having been lower in Asia in comparison, rising commodity prices are also pushing many central banks in the region to take action. Combined with the impacts of both tighter financial conditions and higher inflation, this increased pressures on risk asset prices in the first half of 2022, and consumer confidence in both developed and emerging markets in Asia has fallen sharply. The capital position of the Group and its local businesses have been monitored with high cadence and have remained robust throughout the first half of 2022. The Chinese Mainland (along with Japan) remain the regional exceptions in retaining relatively accommodative monetary policy. With fiscal policy and levels of stimulus having remained relatively tight during the global pandemic, and with further large scale sector-specific regulatory tightening unlikely, the material uncertainties for economic growth in the Chinese Mainland remains given its dynamic zero-Covid-19 policy and whether or how the government may eventually pivot away from it, as well as its ability to support domestic consumption. The macro-economic landscape and financial markets are expected to remain challenging and highly uncertain for financial markets. Prudential will carefully balance affordability and the impact on its customers with the need, and ability, to re-price where necessary. Prudential will actively monitor any medical reimbursement downgrade experience as such re-pricing is carried out.

Geopolitical landscape

The Russia-Ukraine conflict has resulted in a range of broader geopolitical implications, some of which currently remain uncertain. The direct implications were regularly monitored during the first half of 2022 and were considered in the Group’s broader scenario analysis and planning. The diplomatic consequences of the conflict have driven an adjustment (and some reinforcement) in regional security and trading blocs, with an increasing conflation of economic issues with considerations of national interest and security, and with implications for international strategic competition. The Russia-Ukraine conflict may have implications for, or result in a short-term slowing of, progress in meeting global and corporate decarbonisation targets, as markets prioritise access to sufficient primary energy sources, potentially increasing dependence on coal. In the medium term, a reduction in the reliance on external gas and oil supplies may drive an acceleration in the adoption of zero-carbon energy sources. However, challenges to supply chains, technologies and access to raw materials and energy will remain where national security concerns are heightened. Over the longer term, the conflict, and the diplomatic and economic reactions to it, could accelerate the trend towards ‘decoupling’ or the divergence of markets into more distinct trading blocs, limiting the scope for flows of people, capital and data between blocs, increasing the potential operational and reputational risks for companies continuing to trade and operate between these blocs.

The US-China relationship has been reframed by events in Ukraine during the first half of 2022, and the relationship continues to be a key driver of levels of geopolitical tension, exerting pressure on policymakers in other geographies, including the Asia markets in which the Group operates. As the US and China prepare for key domestic political events in second half of 2022 (the mid-term Congressional elections in the US and the Communist Party Congress in China), diplomatic tensions between the two countries remain escalated and continue to be monitored, against a backdrop of increasing strategic competition and sustained bilateral criticism. While the pace of domestic regulatory reform in the Chinese Mainland has abated in first half of 2022 relative to 2021, the effects of reforms and their implementation, including those relating to technology, data usage and capital market operations, may create geopolitical implications which will require assessment. Legislative or regulatory changes that adversely impact Hong Kong’s economy or its international trading and economic relationships, as a key market which also hosts Group head office functions, could have an adverse impact on sales and distribution and the operations of the Prudential Group. Meanwhile, Covid-19 outbreaks and the Chinese Mainland and Hong Kong governments’ continued application of their Covid-19 containment policies has prolonged the uncertainty on the timing of the border relaxation between the two territories.

Regulations

Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory (including sanctions) compliance continues to increase and represents a challenge for international businesses. Geopolitical tensions have the potential to increase strategic risks and the long-term complexity of legal and regulatory compliance for businesses operating across multiple jurisdictions. The complexity in sanctions compliance driven by the conflict remains high, although the Group is experienced in managing this and has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions.

The pace and volume of regulatory changes and interventions, and swiftness of their application, seen in recent years in some of the Group’s markets, including those driven by policy objectives for certain sectors and industries, has the potential to increase strategic and regulatory risks for businesses. There has been an increased regulatory focus by Prudential’s Group-wide supervisor, the Hong Kong IA, in particular on customer experience, investment management, governance and sustainability and climate-related topics. In the Chinese Mainland, various policy and regulatory developments relevant to the provision of financial services are in progress, as is the implementation of the market’s data governance pillars. Regulatory focus on the financial services industry remains broad and often concurrent, and includes areas such as customer conduct and protection, information security and data privacy and residency, third-party management, systemic risk regulation, corporate governance and senior management accountability. Climate and sustainability-related regulatory developments continue to develop at pace, both globally and in Asia, with recent examples of government and regulatory enforcement and civil actions against companies for misleading investors on ESG disclosures highlighting the disclosure and reputational risks in this area for the financial services industry. Developments in domestic and international capital standards continue to move forward, for example C-ROSS II in the Chinese Mainland and RBC in Hong Kong which were recently implemented in the Group’s Chinese Mainland joint venture and Hong Kong businesses respectively. Changes in regulations related to capital have the potential to change the extent of capital sensitivity to market factors. Prudential’s portfolio of transformation and regulatory change programmes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies.

The Hong Kong IA’s GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021. With all agreed transitional arrangements completed in the first half of 2022 (other than those relating to the grandfathering of debt), Prudential will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor as it ensures ongoing sustainable compliance.

2.Risk governance

aSystem of governance

Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk, while the ‘second line’ provides additional challenge, expertise, oversight, and scrutiny. The role of the ‘third line’, assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

During 2022 to date, the Group continued to review and update its policies and processes and significantly progressed the implementation of the Hong Kong IA’s Group-wide Supervision (GWS) Framework, which became effective for the Group on 14 May 2021, with all agreed transitional arrangements completed (other than those relating to the grandfathering of debt). The Group constituted a new Group Investment Committee, chaired by the Group CFO, which was accompanied by the approval of a revised Group Investment Policy, for the oversight of all investment activities and in line with GWS Framework requirements. Among the first matters considered by the Committee was potential investment impact to the Group from any escalation in the Russia-Ukraine conflict. Prudential has also focused on embedding climate change as a cross-cutting risk within the Group Risk Framework and the embedding of its Group-wide customer conduct risk (including the implementation of enhanced monitoring metrics), third-party and outsourcing and data management frameworks and policies.

bGroup Risk Framework

i.Risk governance and culture

Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on the risk committees of the Group’s major businesses. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Committee has direct lines of communication, reporting and oversight of the risk committees of the Group’s major businesses. Commencing in the second half of 2022, the Chief Risk and Compliance Officers of the Group’s major businesses will formally become members of the Group Executive Risk Committee, the advisory committee to the Group CRCO, and will attend Group Risk Committee meetings on a rotational participating basis. The application of the Group’s Risk Framework to the Pulse business is overseen by the Pulse Audit & Risk Committee for Pulse Ecosystems Limited, the holding company for Pulse, which has met regularly since its formation in the first half of 2021.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group conducts business. A Group-wide culture framework is in place, unifying the Group towards its common purpose of helping people get the most out of life. The Board-established Responsibility & Sustainability Working Group supports its responsibilities in relation to implementation of the culture framework, as well as the embedding the Group’s ESG strategic framework and overseeing progress on diversity and inclusion initiatives. The culture framework provides principles and values that are embedded in the ways of working across the Group’s locations and defines how Prudential expects business to be conducted in order to achieve its strategic objectives, informs expectations of leadership and supports the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported through the inclusion of risk and sustainability considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Group Code of Business Conduct and Group Governance Manual, supported by risk-related policies, include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group’s third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ii.The risk management cycle

Risk identification

The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of principal risks are given enhanced management and reporting focus.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control

The Group’s control procedures and systems focus on aligning the levels of risk-taking with the Group’s strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite to material risks and set out the risk management and control requirements to limit exposure to these risks, see below. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of its major categories of risks are detailed in section 3 below.

Risk monitoring and reporting

The Group’s principal risks inform the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks.

iii.	Risk appetite, limits and triggers

The Group recognises the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of the business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, reduced to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a.	Capital requirements. Limits on capital requirements aim to ensure that in business-as-usual and stressed conditions the Group maintains sufficient capital in excess of internal economic capital requirements, achieves its desired target credit rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).
b.	Liquidity. The objective of the Group’s liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. At the end of 2021 the Group approved a more streamlined and simplified Non-Financial Risk Appetite Framework, which adopts an approach framed around the perspectives of its varied stakeholders, taking into account current and expected changes in the external environment. The embedding of the revised Framework, as well as simplification of the limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations commenced in the first half of 2022. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

Risk management

Risk identification

Risk identification covers Group-wide:

●
Top-down risk identification
●
Bottom-up risk identification
●
Emerging risk identification

Risk measurement and assessment

Risks are assessed in terms of materiality. Material risks which are modelled are included in appropriately validated capital models.

Manage and control

Risk appetite and limits allow for the controlled growth of the Group’s business, in line with business strategy and plan. Processes that support the oversight and control of risks include:

1
The Risk and Control Self-Assessment process.
2
The Own Risk and Solvency Assessment (ORSA).
3
Group approved limits and early warning triggers.
4
Large risk approval process.
5
Global counterparty limit framework.
6
Financial and critical incidents procedures.
7
Stress and scenario testing, including reverse stress testing.

Monitor and report

Escalation requirements in the event of a breach are clearly defined. Risk reporting provides regular updates to the Group’s Board and risk committees on exposures against Board-approved appetite statements and limits. Reporting also covers the Group’s key risks.

Risk governance and culture

Risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies. The Group-wide culture framework includes principles and values that define how business is conducted in order to achieve its strategic objectives, inform expectations of leadership and guide ESG activities.

Business strategy

Business strategy and the business plan provide direction on future growth and inform the level of limits on solvency, liquidity and for our key risks. The RCS function provides input and opinion on key aspects of business strategy.

Capital management

Capital adequacy is monitored to ensure that internal and regulatory capital requirements are met, and that solvency buffers are appropriate, over the business planning horizon and under stress.

Stress and scenario testing

Stress and scenario testing is performed to assess the robustness of capital adequacy and liquidity, and the appropriateness of risk limits. Recovery planning assesses the effectiveness of the Group’s recovery measures and the appropriateness of activation points.

3.The Group’s principal risks

The delivery of the Group’s strategy in building long-term value for its shareholders and other stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or at its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential’s brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group’s principal risks, which are not exhaustive, are detailed below. The Group’s Risk Factor disclosures can be found at the end of this document.

Risks to the Group’s financial situation (including those from the external macro-economic and geopolitical environment)

The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions

With geopolitical tensions high as national alliances and blocs evolve, the current jostling of the current world order and the increasing prioritisation of national and energy security has become a key determinant of macro-economic policy, with geopolitical and macro-economic uncertainties becoming intertwined. Geopolitical developments and tensions, macro-economic conditions, and broad policy-driven regulatory developments (see below), at times interconnected in the speed and manner in which they evolve, drive the operating environment and risk landscape for the Group and the level of its exposure to the principal risks outlined below.

Macro-economic and geopolitical developments are considered material to the Group and can increase the operational, business disruption, regulatory and financial market risks, and with the potential to directly impact Prudential’s sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in the disclosures on Risk Factors.

Market risks to our investments

This is the potential for reductions in the value of Prudential’s investments driven by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. With levels currently at decades-level highs, the Group’s direct exposure to inflation, which remains modest, mainly arises through medical claims inflation, with rising medical import prices a factor under current market conditions, and can be managed by the business’ well-established practice and ability to re-price. Challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance Risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following:

-	The Group market risk policy;
-	Risk appetite statements, limits and triggers;
-	The Group’s asset liability committees (ALCOs);
-	Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-	The Group Investment Committee and Group Investment Policy;
-	Hedging using derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
-	The monitoring and oversight of market risks through the regular reporting of management information;
-	Regular deep dive assessments; and
-	The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.
●	Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Sustained inflationary pressures have driven higher interest rates, which have the potential to increase further in the near-to-medium term, and may impact the valuation of fixed income investments and reduce fee income. Some of the Group’s products are sensitive to movements in interest rates. Prudential’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked based businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.

The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk.

The Group-level ALCOs are risk management advisory committees supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. They also oversee ALM and solvency risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group’s internal economic capital methodology.

●	Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from with-profits businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the business’s investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk, but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business).

The material exposures to equity risk in the Group’s businesses include the following: CPL is exposed to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products, and in the case of Malaysia exposure also arises from participating and investment-linked business.

●	Foreign exchange risk. The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group’s reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group’s US dollar-reported financial statements. This risk is accepted within the Group’s appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the markets in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits funds. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential’s external funds. Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:

-	The Group’s liquidity risk policy;
-	Risk appetite statements, limits and triggers;
-	Regular assessment and reporting by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios;
-	The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;
-	Its contingency plans and identified sources of liquidity;
-	The Group’s ability to access the money and debt capital markets; and
-	The Group’s access to external committed credit facilities.

Credit risk

Credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group’s investments in bonds, reinsurance arrangements, derivative contracts with third parties, as well as its cash deposits with banks. Invested credit and counterparty risks are considered a material risk for the Group’s business units.

The Group’s holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. These portfolios are generally positioned towards high quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include the developments in the Chinese Mainland property development sector and the impacts of rising inflation and the tightening of monetary policy in its key markets. The impacts of these trends, which are being closely monitored, include potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios. The Group’s portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group’s debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

-	A credit risk policy and dealing and controls policy;
-	Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
-	Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
-	The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-	Regular assessments, including of individual and sector exposures subject to elevated credit risks; and
-	Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 30 June 2022 for the Group’s continuing operations were $79.1 billion (30 June 2021: $92.7 billion; 31 December 2021: $99.1 billion). The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

●	Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group’s operations represented 49 per cent or $11.9 billion[1] of the shareholder debt portfolio of the Group’s operations as at 30 June 2022 (30 June 2021: 46 per cent or $13.0 billion of the shareholder debt portfolio for the Group’s continuing operations; 31 December 2021: 47 per cent or $14.2 billion of the shareholder debt portfolio for the Group’s continuing operations). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk Factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2022 are given in note C1 of the unaudited condensed consolidated interim financial statements.

●	Corporate debt portfolio. In the shareholder-backed business, corporate debt exposures totalled $11.5 billion of which $10.1 billion or 88 per cent were investment grade rated.
●	Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure, buying credit protection or using additional collateral arrangements where appropriate.

At 30 June 2022:

-	88 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated[2]. In particular, 54 per cent of the portfolio is rated[2] A- and above (or equivalent); and
-	The Group’s shareholder portfolio is well diversified: no individual sector[3] makes up more than 13 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group’s Sustainability and ESG-related risks

These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. Prudential seeks to manage sustainability risks and their potential negative impact on its business and stakeholders through a focus on the Group’s purpose to ‘help people get the most out of life’, and transparent and consistent implementation of its strategy in its key markets and across operational, underwriting and investment activities. The Group’s strategy includes a focus on ensuring a just and inclusive transition includes providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

Regulatory interest and developments continue to increase globally and in Asia, and ESG and sustainability-related risks are high on the agenda of both local regulators and international supervisory associations such as the International Association of Insurance Supervisors (IAIS). The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-gathering exercises. International regulatory and supervisory bodies, such as the International Sustainability Standards Board (ISSB), are progressing on ESG and sustainability-related disclosure requirements. Details of the Group’s Sustainability and ESG-related risks are included in the disclosure on Risk Factors.

The Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their ESG policies and approaches, both to provide support as well as to help drive consistency across Prudential’s businesses. The Group Risk Framework continues to be critically evaluated to ensure both ESG and sustainability-related risks to the Group, and the external impact from the Group’s activities, are appropriately captured.

Risk management and mitigation of ESG sustainability risks at Prudential include the following:

-	The Group’s strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders;
-	The Group Code of Business Conduct and Group Governance Manual including ESG-linked policies;
-	Activities to embed ESG and sustainability risk within the Group Risk Framework including:
o	Environmental and social risk identification including through emerging risk processes; and
o	Deep dives into ESG themes, including climate-related risks;
-	Integrating ESG considerations into investment processes and responsible supply chain management; and
-	Participation in networks to further develop understanding and support collaborative action in relation to ESG sustainability risks such as climate change.

Risks from the nature of our business and our industry

These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk

Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way which if not delivered to defined timelines, scope and cost may negatively impact its operational capability, control environment, reputation, and ability to deliver its strategy and maintain market competitiveness. Prudential’s current portfolio of transformation and significant change programmes include the implementation of large scale regulatory changes; the expansion of the Group’s digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes, including those relating to the Group’s central, asset management and investment oversight functions. Programmes related to regulatory/industry change, such as those required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17, are also ongoing. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in the disclosures on Risk Factors.

The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. Transformation risk oversight operates alongside the Group’s existing risk policies and frameworks to ensure appropriate governance and controls are in place to mitigate these risks.

Risks associated with the Group’s joint ventures and associates

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). A material proportion of the Group’s business comes from its joint venture and associate in the Chinese Mainland and India respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared with the Group’s wholly owned businesses. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in the disclosures on Risk Factors.

Non-financial risks

The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to non-financial risks. The Group’s appetite framework for non-financial risks considers risks across a broad range of categories which are outlined below. These risks are considered to be material at the level of the Group.

●	Operational risk. This is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems and external events, and may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or which have a detrimental impact to customers. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact on its reputation.
●	Outsourcing and third-party risks. The Group’s outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group maintains material strategic partnerships and bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group’s requirements for the management of material outsourcing arrangements have been incorporated in its Group third-party supply and outsourcing policy, aligned to the requirements of the Hong Kong IA’s GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group’s monitoring and risk assessment framework. This ensures that appropriate contract performance and risk mitigation measures are in place over these arrangements. Third-party management is also included and embedded in the Group-wide operational risk framework (see below).
●	Information security and data privacy risk. This includes risks related to malicious attack on systems, network disruption and the infringement of data security, integrity or privacy. The frequency and sophistication of intrusion activities and criminal capability in this area, including in ransomware (malicious software designed to block access to a computer system until a sum of money is paid), continues to increase globally. The technology landscape of Prudential is transforming at a rapid pace and the underlying technology infrastructure (and support services) has grown in scope and complexity in recent years. This, combined with stakeholder expectations and the potential for reputational and conduct risk from cyber security breaches and data misuse, which can be highly-publicised, mean that these risks are considered material at the level of the Group. As well as having preventative risk management processes in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or partnering with third parties that provide these capabilities. While these provide new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks, including operational and data misuse risks, which are managed within the Group’s existing governance and risk management processes. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Globally, ransomware and distributed denial of services (DDoS) attacks have increased markedly in the first half of 2022, in part driven by the Russia-Ukraine conflict. Prudential has a number of defences in place to protect its systems from these types of attack, including but not limited to: DDoS protection for the Group’s websites via web application firewall services; AI-based endpoint security software; continuous security monitoring; network-based intrusion detection; and employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses. Cyber-attack simulation exercises are planned for the second half of 2022 to enhance preparedness.

Data protection requirements continue to evolve, and include developments in the Chinese Mainland outlined in the overview of the Group’s regulatory risks below. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Control of data through national data security regimes has become an increasing priority for governments amid the increase in global strategic competition. This adds further complexity to regulatory compliance in this area, in particular in the cross-border transfer or use of data, for global organisations in addition to the existing regulatory, financial and reputational risks of a breach of Prudential’s (or third-party suppliers’) IT systems or loss or misuse of data. In the first half of 2022 a key focus has been the implementation of the Group’s Data Policy, approved in 2021, which established Prudential’s principles and requirements for effective and scalable data management in light of the increase in volume and variety of data expected to be held, as well as the speed at which it is collected, as part of the Group’s digital aspirations.

The Group’s Information Security and Data Privacy strategy has four key objectives: business enablement; continuous improvement of cyber defences; automation and optimisation; and governance and assurance to ascertain ongoing robustness of cyber security and privacy measures. A focus of Prudential has been ensuring consistent global coverage of security controls, following the operationalisation of a revised organisational structure and governance model for cyber security management. The centralised Technology Risk Management team leverages skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. The Group Technology Risk Committee provides group-wide oversight of technology risks, including information security and privacy. Technology risk management is also performed locally within business units, with input from business information security officers and with oversight from local risk committees. The Board is briefed at least twice annually on cyber security by the Group Chief Information Security Officer (CISO) to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group-wide information security policy was developed to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable privacy laws and regulations and the appropriate and ethical use of customer data. The policy was also developed with reference to international standards, including ISO 27001/2, the NIST Cyber Security Framework and supervisory guidelines. Local standards are aligned to local regulations and laws.

●	Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting may have adverse consequences for Prudential. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital platforms. Many of these tools are an integral part of the information and decision-making frameworks used at Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage.

The Group has no appetite for model and UDA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures. Prudential’s model and UDA risk framework and policy applies a risk-based approach from the point of view of a broad range of stakeholders, including policyholders, in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business (including those under development), depending on the materiality and nature of the data used in these tools, as well as their complexity.

Prudential’s model and UDA risk is managed and mitigated using the following:

-	The Group’s Model and UDA Risk Policy and relevant guidelines;
-	Annual risk assessment of all tools used for core business activities, decision-making and reporting;
-	Maintenance of appropriate documentation for tools used;
-	Implementation of controls to ensure tools are accurate and appropriately used;
-	Tools are subject to rigorous and independent model validation; and
-	Regular reporting to the RCS function and risk committees to support the measurement and management of the risk.

The Group’s Model and UDA Policy includes a broad range of considerations when assessing model criticality, including stakeholders such as policyholders (in addition to shareholders) and associated reputational risk impacts. It also includes within its scope models in development.

Technological developments, in particular in the field of AI, pose new questions on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI and key ethical principles apply to the use of AI by the Group.

●	Business disruption risk. The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to disruptive incidents. Business resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems and its key stakeholders. The BCM programme and framework covers business impact analyses, risk assessments, and the maintenance and exercising of business continuity, incident management and disaster recovery plans. Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee.
●	Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent insurance claims, transactions, or procurement of services, are made against or through the business); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk markets where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, there is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption risks, which reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place with ongoing improvements and upgrades being implemented where required, and a programme of compliance control monitoring reviews is in place across the Group. Proactive fraud capabilities are in development and being rolled across local businesses. The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and artificial intelligence tools. Proactive detective capabilities are being implemented across the Group, delivered through a centralised monitoring hub, to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential’s financial crime policies are performed as part of the Group’s business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational and other non-financial risks

The risks outlined above form key elements of the Group’s non-financial risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are listed below. Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and the Board.

-	Application of a risk and control self-assessment (RCSA) process, where risk exposures are identified and assessed as part of a periodical cycle;
-	An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events;
-	An annual scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis; and
-	A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate and defines escalation processes for breaches of appetite.

These core framework components are embedded across Prudential via the Group Operational Risk Policy and accompanying standards, which set out the key principles and minimum standards for the management of operational risk within risk appetite. These sit alongside other risk policies and standards that individually engage with specific operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

-	Reviews of key operational risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
-	Corporate insurance programmes to limit the financial impact of operational risks;
-	Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-	Regulatory change teams to assist in proactively adapting and complying with regulatory developments;
-	Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
-	Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
-	Internal and external review of cyber security capability and defences; and
-	Regular updating and risk-based testing of disaster-recovery plans and the Critical Incident Procedure process.

Insurance risks

Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in the disclosures on Risk Factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The short-to-medium term impact of the Covid-19 pandemic to economic activity and employment levels, as well as restrictions on movement across the Group’s markets, has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency. The pandemic may also, in the longer-term, result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic (latent morbidity impacts), or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. A high inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and premium affordability. Mortality claims in some markets have been elevated and can be attributed to Covid-19. These have been closely monitored with targeted management actions having been implemented where necessary. The implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity) is being monitored.

The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia a significant volume of health and protection business is written and the most significant insurance risks are persistency risk, morbidity risk and medical claims inflation risk.

●	Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation, while the cost of medical treatment increasing more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where policyholder reduced the level of the coverage/protection in order to reduce premium payments) following any re-pricing is also a factor to be monitored by the Group’s businesses. The risks to the Group’s ability to reprice are included in the disclosures on Risk Factors.
●	Morbidity risk: Prudential’s morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.
●	Persistency risk: The Group’s persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives as well as post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential’s insurance risks are managed and mitigated using the following:

-	The Group’s insurance policy, which sets out the Group’s insurance risk appetite; required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group’s insurance risk profile, management information flows and escalation mechanisms;
-	The Group’s product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
-	In product design and appropriate processes related to the management of policyholders’ reasonable expectations;
-	The risk appetite statements, limits and triggers;
-	Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
-	Using reinsurance to mitigate mortality and morbidity risks;

-	Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-	Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
-	The use of mystery shopping to identify opportunities for improvement in sales processes and training;
-	Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
-	Regular deep dive assessments.

Customer conduct risk

Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is met. The Group’s customer conduct risk framework, owned by the Group Chief Executive, reflects management’s focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. In alignment with the Group’s purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through Prudential’s Pulse platform, there is increased focus on making insurance more inclusive to underserved segments of society through bite-size low-cost digital products and services. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:

1	Treat customers fairly, honestly and with integrity;
2	Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
3	Manage customer information appropriately, and maintain the confidentiality of customer information;
4	Provide and promote high standards of customer service; and
5	Act fairly and timely to address customer complaints and any errors found.

Prudential manages conduct risk via a range of controls that are assessed through the Group’s conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its Boards and Committees.

As the pandemic-related initiatives and campaigns rolled out across markets to support customers expire (including customer cash benefits, goodwill payments, and extended grace periods for premium payments), the Group is monitoring the impact to customers to ensure they are treated fairly and with due care aligned with the Group’s customer conduct risk framework. The virtual face-to-face sales processes and digital product offerings, rolled out in most markets during the pandemic, continue to be monitored for customer conduct, operational, regulatory compliance and commercial risks.

Management of Prudential’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following:

●	The Group’s code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s fraud risk control programme;
●	A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk related issues via the Group’s internal processes and Speak Out;
●	Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
●	Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
●	Appropriate claims management and complaint handling practices; and
●	Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance

These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply in the conduct of its business.

Prudential operates in highly-regulated markets and under the ever-evolving requirements and expectations of diverse regulatory, legal and tax regimes which may impact its business or the way it is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions), in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex. Regulatory risks cover a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry’s use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical use of technology and data. In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory focus and changes are included in the disclosures on Risk Factors.

Risk management and mitigation of regulatory risk at Prudential includes:

-	Risk assessment of the Business Plan which includes consideration of the Group’s current strategies;
-	Close monitoring and assessment of our business environment and strategic risks;
-	The explicit consideration of risk themes in strategic decisions;
-	Ongoing engagement with national regulators, government policy teams and international standard setters; and
-	Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

Notes

1	Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2	Based on middle rating from Standard & Poor’s, Moody’s and Fitch. If unavailable, other external ratings and then internal ratings have been used.
3	Primary sources of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch.

RISK FACTORS

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’.

SUMMARY RISK FACTORS

The following is a summary of the risk factors that may affect Prudential. Further discussion of each of these risk factors is provided below.

RISKS RELATING TO PRUDENTIAL’S FINANCIAL SITUATION (including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

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Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.

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Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations and prospects.

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Covid-19 continues to have the potential to significantly impact financial market volatility and global economic activity, increase operational disruption risks for businesses and adversely impact Prudential’s sales in affected markets and its financial condition, results of operations and prospects.

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As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

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Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio.

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Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

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Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

RISKS RELATING TO SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE (‘ESG’) MATTERS

These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

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The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential’s achievement of its long‑term strategy.

RISKS RELATING TO PRUDENTIAL’S BUSINESS ACTIVITIES AND INDUSTRY

These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

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The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Any failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.
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Prudential is exposed to ongoing risks as a result of the Jackson Demerger, which, if they materialise, could adversely affect Prudential’s business.
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Prudential’s businesses are conducted in highly competitive environments with developing demographic trends. The profitability of the Group’s businesses depend on management’s ability to respond to these pressures and trends.
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Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.
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Attempts to access or disrupt Prudential’s IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential’s customers and employees and reputational damage, which could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.
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Prudential’s Pulse platform may increase existing business risks to the Group or introduce new risks as the markets in which it operates and its features, partnerships and product offerings develop.
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Prudential operates in certain markets with joint venture partners, minority and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.
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Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects.

RISKS RELATING TO LEGAL AND REGULATORY REQUIREMENTS

These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply in the conduct of its business.

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Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards in the markets in which it operates.
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The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers.
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Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.
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Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.

1.     RISKS RELATING TO PRUDENTIAL’S FINANCIAL SITUATION

1.1

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macro-economic conditions and investment climates could have a material adverse effect on Prudential’s business and profitability. Prudential operates in a macro-economic and global financial market environment that has materially changed and presents with increased significant uncertainties and potential challenges. For example, the rise in energy and commodity prices, exacerbated by the Russia-Ukraine conflict and supply chain stresses resulting from Covid-19-related restrictions, has increased inflationary pressures. This has resulted in increases, with potential for further increases in interest rates in major global economies and the markets in which the Group operates, impacting the valuation of fixed income assets. Uncertainties also include the impact of factors such as the nature and extent of central banks and governments actions in response to inflationary pressures and to mitigate the impact of the current and future Covid-19 outbreaks. These uncertainties may apply for a prolonged period of time. The transition to a lower carbon economy, the timing and speed of which is uncertain, may also result in greater uncertainty, fluctuations or negative trends in asset valuations, particularly for carbon intensive sectors, and will have a bearing on inflation levels.

The uncertain macro-economic and financial market environment may have a number of adverse impacts to the business, financial condition and results of the Group, increasing strategic and business risks, as well as increasing insurance, product and customer conduct risks. In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevating cost of living and challenges in affordability may adversely impact the demand for insurance products, and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.8). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. Increased inflation, combined with the possibility of an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products, particularly in lower income customer segments. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include actual or expected changes in monetary policy in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations, slowdowns or reversals in world or regional economic growth (particularly where this is abrupt, as has been the case with the impact of the Russia-Ukraine conflict and the impact of Covid-19 outbreaks), sector specific slowdowns or deteriorations which have the potential to have contagion impacts (such as the negative developments in the Chinese Mainland property sector), fluctuations in global energy prices, and concerns over sovereign debt. Other factors include fluctuations in global commodity prices, concerns on the serviceability of sovereign debt in certain economies (particularly as central banks raise rates in response to inflation), the increased level of geopolitical and political risk and policy-related uncertainty (including those resulting from the Russia-Ukraine conflict and the potential impact on business sentiment and the broader market resulting from regulatory tightening across sectors in the Chinese Mainland) and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

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Changes in the level of interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked based businesses and/or the present value of future profits for accident and health products; and/or reduce the value of its assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns arising on the Group’s portfolios; impair the valuation of debt securities and loans; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions.

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A reduction in the financial strength and flexibility of corporate entities, as experienced by a number of issuers within the Chinese Mainland property sector, which may deteriorate the credit rating profile and valuation of the Group’s invested credit portfolio (and which may result in an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.

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Failure of, or legal, regulatory or reputational restrictions in the Group’s ability to deal with, counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

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Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

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Illiquidity of the Group’s investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

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A reduction in revenue from the Group’s products where fee income is linked to account values or the market value of the funds under management. In particular, decreases in equity prices impact the amount of revenue derived from fees from the unit-linked products. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

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Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group’s anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.2

Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the markets in which it operates. Such risks may include:

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The application of government regulations, executive powers, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;

–	An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
–	The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
–	International trade disputes such as the implementation of trade tariffs;
–	Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, including those which facilitate cross-border payments;
–	The domestic application of measures restricting national airspace with respect to aircraft of specific territories, markets, companies or individuals;
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Measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules; and

–	Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above measures may have an adverse impact on Prudential through their effects on the macro-economic outlook and the environment for global financial markets. They may also increase regulatory compliance and reputational risks, or adversely impact Prudential where they apply to, and impact, the economic, business and legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group’s operations and its operational resilience. Increased geopolitical tensions may increase domestic and cross-border cyber intrusion activity and therefore increase cyber security risks. Geopolitical and political tensions may also lead to conflict, civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting Prudential’s systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential’s business, financial condition, results of operations and prospects.

Legislative or regulatory changes which adversely impact Hong Kong’s economy or its international trading and economic relationships, may also result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3

Covid-19 continues to have the potential to significantly impact financial market volatility and global economic activity, increase operational disruption risks for businesses and adversely impact Prudential’s sales in affected markets and its financial condition, results of operations and prospects.

Covid-19 outbreaks and related restrictions on movement and economic activity continue to add uncertainty to the stability and outlook of equity markets, interest rates and credit spreads, and have the potential to affect market liquidity and reduce global economic activity. The potential adverse impacts to the Group of these effects are detailed in risk factor 1.1 above. The future impact of Covid-19 on financial markets and economic growth remains uncertain and unpredictable and will be influenced by the policies and actions of governments, policymakers and the public in managing outbreaks in the markets where they may occur. These actions, and their effectiveness, vary between markets, and may result in uneven regional and global economic impacts, and include some dependency on the extent and timing of measures to restrict movement and the effectiveness of vaccination programme deployment and uptake in response to outbreaks of current, emerging and future variants of the coronavirus. Where market-specific actions and impacts are prolonged, they may affect the solvency position of the Group’s subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group. This potential variation in the economic impacts of outbreaks of infections of current, emerging and future variants of the coronavirus between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations, which may disproportionately impact emerging economies) may have broader long-term adverse economic and financial consequences for the markets in which the Group operates and the full extent of this currently remains uncertain. The longer term political, regulatory and supervisory developments resulting from Covid-19 remain uncertain. These may include changes to government fiscal policies, laws and regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic. This may extend to requirements on private insurance companies and healthcare providers to cover the costs associated with the treatment of Covid-19 beyond contractual or policy terms.

Where measures to contain Covid-19 have been in effect, the level of sales activity in affected markets has been, and may continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity. In particular, sales in the Group’s Hong Kong business continue to be adversely impacted by the border restrictions in place with the Chinese Mainland. Recovery in sales levels in Hong Kong will be dependent on the timing, nature and extent of applied restrictions and any easing of policy, with the recent outbreaks of the Covid-19 Omicron variant in Hong Kong and the Chinese Mainland further increasing uncertainty to the return of Chinese Mainland customers as well as the resumption of their demand for the Group’s products in Hong Kong. These impacts may be prolonged in markets which continue to rely on a policy of containment based on restrictions of movement. The impact on economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The pandemic may also indirectly result in elevated claims and policy lapses or surrenders, with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. The Group’s assessment to date is that elevated mortality claims in some markets can be attributed to Covid-19. The full extent of the impact of Covid-19 on the Group’s claims and persistency experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. The potential longer-term impacts of the pandemic may include latent morbidity impacts from the deferral of medical treatment by policyholders. It may be a factor in increasing morbidity claims and there may be implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer term impact on morbidity).

Disruption to Prudential’s operations may result where its employees, or those of its service partners and counterparties, contract Covid-19 or are affected by restrictions on movement; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may also be an increase in attempts to compromise the resilience of IT systems through phishing, social engineering tactics and ransomware. Such measures, and the cycles of their relaxation and re-imposition, may also adversely impact the physical and mental health of the Group’s staff, increasing the risk of operational disruption resulting from performance impairment, an increase in absenteeism, or increased levels of staff turnover, which may affect operational capacity and with the potential to be exacerbated by challenges in recruitment. The operations of Prudential’s service partners (which subject the Group to the risks detailed in risk factor 3.7, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries) may be disrupted in different ways and to a more severe extent than the Group’s operations and may impact service delivery to the Group.

In response to previous pandemic-related restrictions, Prudential implemented changes to its sales and distribution processes in specific markets. These included virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential’s reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group’s existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.4	As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk Factors’ section.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential’s subsidiaries are subject to insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.5	Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical or political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in their agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.6	Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products and retain current policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group’s financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

Any such downgrade of the Group could have an adverse effect on Prudential’s financial flexibility, requirements to post collateral under or in connection with transactions to which they are a party and ability to manage market risk exposures. In addition, the interest rates or other costs that the Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Group’s products and may adversely impact on its ability to market products, retain current policyholders or attract new policyholders.

1.7	Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar.

2.	RISKS RELATING TO SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE ('ESG') MATTERS
2.1	The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential’s achievement of its long‑term strategy.

A failure to manage the material risks associated with key ESG themes detailed below may undermine the sustainability of Prudential by adversely impacting the Group’s reputation and brand, ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

(a)	Environmental risks

Environmental concerns, notably those associated with climate change and their social and economic impacts, present long-term risks to the sustainability of Prudential and may impact its customers and other shareholders.

Prudential’s investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition to a lower carbon economy and physical and litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products. The transition to a lower carbon economy has the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests, and the Group’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant market and company-level transition plans taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The pace and volume of new climate-related regulation emerging across the markets in which the Group operates, the need to deliver on existing and new voluntary exclusions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. See risk factor 4.1 for details of ESG and sustainability-related regulatory and supervisory developments with potential impacts the Group.

The Group’s ability to sufficiently understand and appropriately react to transition risk and its ability to deliver on its external carbon reduction commitments may be limited by insufficient or unreliable data on carbon exposure and transition plans for the assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in markets where Prudential or its key third parties operate could adversely impact the Group’s operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b)Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, needs, and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived inequalities and income disparities, intensified by the pandemic, have the potential to further erode social cohesion across the Group’s markets which may increase operational and disruption risks for Prudential. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact the level of claims under the Group’s insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factor 3.5. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop a diverse group of highly-skilled employees to meet the changing need of a transformative organisation. This may increase if Prudential does not implement responsible working practices or fails to recognise the benefits of diversity, ensure psychological safety for employees, or promote a culture of inclusion and sense of belonging. The potential for reputational risk extends to the Group’s supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties.

(c)Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from poor governance.

Sustainability and ESG-related risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group’s ESG strategy across operational, underwriting and investment activities, may adversely impact the financial condition and reputation of the Group and may negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to ESG and sustainability matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how ESG and sustainability considerations are effectively integrated into investment decisions and responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heightens disclosure risks for the Group.

3.	RISKS RELATING TO PRUDENTIAL’S BUSINESS ACTIVITIES AND INDUSTRY
3.1

The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Any failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertakes Group restructuring, transformation programmes and acquisitions and disposals across its business. Many of these change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group’s digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential’s business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy.

There may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group in undertaking transformation initiatives, which inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on employees, operational capacity, and/or result in a weakening the control environment, of the Group. Implementing initiatives related to significant regulatory changes, such as IFRS 17, the Hong Kong IA’s Risk-Based Capital (RBC) and C-ROSS II capital regimes at the Group’s Hong Kong and Chinese Mainland businesses, and other regulatory changes in major businesses of the Group, such as those related to the sale and management of investment-linked products at the Indonesia businesses, may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group’s ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential additional regulatory, information security, operational, ethical and conduct risks which, if inadequately managed, could result in customer detriment and reputational damage.

3.2	Prudential is exposed to ongoing risks as a result of the Jackson Demerger, which, if they materialise, could adversely affect Prudential’s business.
(a)	The Group continues to hold shares in Jackson but no longer has any control

On 13 September 2021, Prudential completed the Jackson Demerger (the ‘Demerger’). As at 30 June 2022, the Group retains a 14.3 per cent economic interest and voting interest in the total common stock of Jackson. The Group intends to reduce this investment to less than 10 per cent within 12 months of the completion of the Jackson Demerger. As a result of the Demerger, Prudential no longer has the ability to control Jackson’s strategic, financial and operational decisions. Jackson may fail to develop its business, meet the expectations of investors, may be subject to adverse publicity and increased legal or regulatory scrutiny, or its reported financial position may be adversely impacted by errors or limitations in its modelling and other assumptions related to its business, including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and determining hedging requirements. These factors may have an adverse impact on the market price of Jackson shares, which may be volatile and can go down as well as up. It is therefore possible that the value of Prudential’s shareholding may be lower than anticipated, and the gross proceeds due to Prudential from any future sale may be lower than Prudential might otherwise achieve.

(b)Prudential may incur liabilities in connection with the Jackson Demerger

At the time of the Demerger, Prudential and Jackson entered into the Demerger Agreement. This governs the post-Jackson Demerger obligations of the Group and the Jackson Group and contains, among other provisions, indemnities under which Prudential indemnifies the Jackson Group against liabilities that may arise in connection with the business carried on by the Group (other than Jackson’s business) prior to the Jackson Demerger. Prudential has the right to defend any such claim.

Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition and/or results of Prudential.

In addition, in connection with the Jackson Demerger, Prudential may be subject to claims by Jackson’s shareholders and other third parties for any material misstatements or omissions of material facts contained within Jackson’s Form 10 registration document, or for any fraudulent, intentional or reckless misleading disclosure in connection with the Jackson Shares under the US Securities and Exchange Act of 1934. If those claims are not successfully defended, Prudential may have to pay compensation, and where this is substantial may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.

3.3

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends. The profitability of the Group’s businesses depend on management’s ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, ability to implement regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures) and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract or retain sufficient numbers of skilled staff.

The Group’s principal competitors include global life insurers together with regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence and maturing of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group’s existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations and prospects.

3.4

Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts, and may damage Prudential’s reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their IT and operational systems and processes) could result in significant service degradation or disruption to Prudential’s business operations and customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected IT and finance systems, models, and user developed applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities and the acquisition of new business using artificial intelligence and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records have to be maintained securely for significant time periods.

The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential’s IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential’s legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.5

Attempts to access or disrupt Prudential’s IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential’s customers and employees and reputational damage, which could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware (malicious software designed to restrict Prudential’s access to data until the payment of a sum of money), wiperware (an evolved form of ransomware designed simply to damage or erase data without any option for recovery), and untargeted but sophisticated and automated attacks. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss. The Russia-Ukraine conflict has coincided with a significant increase in reported cyber threats and attacks during the first half of 2022. Cyber-security threats continue to evolve globally in sophistication and potential significance. Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s Pulse platform could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns have increased in frequency and represent an increasing threat to the financial services sector, with recent highly publicised attacks on financial services companies.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. A failure to do so may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and deliver on its long-term strategy and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology. Regulatory developments in cybersecurity and data protection continue to progress worldwide. Across the Group’s markets these include the ongoing development of a holistic data governance regime in the Chinese Mainland, including the recent Data Security Law and Personal Information Protection Law, and the revised Measures for Cybersecurity Review and recently released draft rules on the provision of internet healthcare services. In Thailand, the Personal Data Protection Act regulations came into effect in June 2022. Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint ventures or third-party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

Prudential has not, to date, experienced or been affected by any cyber and data breaches which has had a material impact on its operations. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite the multi-layers security defences in place, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential’s business, financial condition, results of operations and prospects.

3.6	Prudential’s Pulse platform may increase existing business risks to the Group or introduce new risks as the markets in which it operates and its features, partnerships and product offerings develop.

Prudential’s digital platform, Pulse, is subject to a number of the risks discussed within this ‘Risk Factors’ section. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models (including those using artificial intelligence) and the handling of personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

–	The number of current and planned markets in which Pulse operates, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;
–	The implementation of planned platform features and offerings may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
–	The platform includes functionality relating to user generated content, which may expose Prudential to legal liability or reputational risk in the hosting of that content;
–	The increased volume, breadth and sensitivity of data on which the business model of Pulse is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application’s features and offerings may give rise to operational, conduct, litigation and reputational risks where they do not function as intended;
–	The platform and its services rely on a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
–	Support for, and development of, the platform may be provided outside of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the platform, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Any slowdown in digitalisation may reduce user adoption rates, the current size of the user base of Pulse and/or the development of product and service offerings, which may impact the ability of the Group to deliver its digital strategy. Regulations may be introduced which limit the permitted scope of online or digitally distributed insurance, asset management or medical services, which may restrict current or planned offerings provided by the Pulse platform. Markets may also introduce regulations with specific licensing requirements or requiring the provision of current or planned services via locally incorporated entities, which increases the regulatory and compliance risks associated with operating the Pulse platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

3.7	Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group’s business comes from its joint venture and associate in the Chinese Mainland and India. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the credit risk profile and valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the recent negative developments in the Chinese Mainland property sector). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group’s strategic initiatives include the expansion of the Group’s operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to the third-party service provider system failure or the prevention of financial crime), regulatory changes affecting the governance, operation, or failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.

3.8	Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the Group’s persistency and morbidity experience resulting from Covid-19 related restrictions are described in risk factor 1.3 above. The potential adverse impacts to the profitability of the Group’s businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to re-price its products, the frequency of re-pricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such re-pricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets we operate in. The profitability of the Group’s businesses also may be adversely impacted by medical reimbursement downgrade experience following any re-pricing.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected.

In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in risk factor 1.3 above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

4.	RISKS RELATING TO LEGAL AND REGULATORY REQUIREMENTS
4.1

Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards in the markets in which it operates.

Changes in government policy and legislation (including in relation to tax and data security), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third-party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Changes in regulations related to capital have the potential to change the extent of sensitivity of capital to market factors. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation and expectations of customers-facing processes including selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity and volume of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical developments, such as the Russia-Ukraine conflict, may result in an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

(a)Group-wide Supervision (GWS)

The Hong Kong IA has been the Group-wide supervisor of Prudential since 21 October 2019. To align Hong Kong’s regulatory regime with international standards and practices, the Hong Kong IA developed its GWS Framework for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 subject to transitional arrangements allowed in legislation which were agreed with the Hong Kong IA, requirements for which have been implemented with the exception of the arrangement noted below.

Under the GWS Framework, all debt instruments, both senior and subordinated, issued by Prudential as at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources.

Whilst the regulatory requirements have been finalised and are in effect, given the early nature of the regime, there is a risk that the interpretations of the principle-based regulatory requirements made by the Group in complying with the regulatory requirements may differ in some aspects from the interpretations made by the Hong Kong IA in their supervision of these principle-based regulatory requirements or as a result of the potential for further regulatory guidance to be issued.

(b)Global regulatory requirements and systemic risk regulation

Currently there are also a number of ongoing global regulatory developments which could impact Prudential’s businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board (the ‘FSB’) in the area of systemic risk including the reassessment of the designation of Global Systemically Important Institutions (the G-SIIs), and the Insurance Capital Standard (the 'ICS’) being developed by the International Association of Insurance Supervisors (the ‘IAIS’). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the FSB continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The IAIS has continued to focus on the following key developments.

In November 2019 the IAIS adopted the Common Framework (‘ComFrame’) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (‘IAIGs’). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS (‘Insurance Capital Standard’) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (‘NAIC’). In June 2022 the IAIS released a paper on comparable outcomes of the Aggregation Method for ICS. Feedback is requested by 15 August 2022 and the IAIS expects to adopt the comparability criteria by November 2022.

In November 2019 the FSB endorsed a new Holistic Framework (‘HF’), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles (‘ICPs’) and ComFrame, as well as under the Hong Kong IA’s GWS Framework. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate.

There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS’ HF implementation and any new or changing regulations could have a further impact on Prudential. Recent developments include:

–	On 18 January 2022, the IAIS released its 2022-23 roadmap. In addition to those related to the HF and ICS, key areas of focus will include activities and initiatives focusing on operational and cyber resilience in the insurance sector including IT third-party outsourcing, climate change risk, financial inclusion, culture and conduct, diversity, equity and inclusion, fintech and policyholder protection schemes and their role in insurer resolution;
–	Following consultation, the IAIS is proposing to finalise the liquidity metrics to be used as ancillary indicators, by the end of 2022; and
–	Following the publication of its 2020 Resolution Report in November 2020, FSB consultations on practice papers on intra-group connectedness and resolution funding for insurers, were completed on 12 March 2022. Resolution regimes will continue to be a near term focus in the FSB’s financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation. These consultations constitute the last of the FSB’s systemic risk work for insurers, prior to the designation assessment planned at year end 2022.

(c)Regional regulatory regime developments, including climate-related regulatory changes

In the Group’s key markets, regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential:

–	In the Chinese Mainland, regulatory tightening across a number of industries in 2021, which may continue across other industries, has driven market volatility, heightened credit risk, adversely impacted business sentiment, with the potential for broader financial contagion. Other recent regulatory developments in the Chinese Mainland which may potentially increase compliance risk to the Group include the following:
–	Development of a holistic data governance regime in the Chinese Mainland, which have recently included the Data Security Law, the Personal Information Protection Law, and the revised Measures for Cybersecurity Review;
–	The CBIRC recently released new regulations on internet life insurance sales in the Chinese Mainland which include restrictions on the selling of certain long-term products online, effective 31 December 2021; and
–	On 26 October 2021 the National Health Commission released for public comment draft rules on the internet healthcare services, which include restrictions on online AI-driven diagnosis and treatments as well as requirements including real-time supervision by provincial internet supervision platforms and meeting financial and operational criteria, including certain risk management and corporate governance ratings. These rules may have implications for the Group’s plans for its Pulse platform in the Chinese Mainland.
–	Various policy and regulatory developments relevant to the provision of financial services in the Chinese Mainland are in progress, including those relating to financial stability, through increased spending, banks’ and insurance companies’ role in supporting the development of the real economy, and systemic financial risk management; its ‘Pillar III’ pensions reforms, which includes promoting the development of individual pensions through a centrally-administered scheme; and insurance distribution and inclusion, including draft measures relating to salesforce/agency development and extension of affordable protection for under-served communities. These may increase regulatory compliance and business risks for the Group’s business in the Chinese Mainland.
–	There has been recent increased regulatory focus by the Hong Kong IA on, in particular, customer experience, connections with the Greater Bay Area for cross-border servicing, investment management, governance and sustainability and climate and sustainability-related topics (see below).

–	In Indonesia, regulatory and supervisory focus on the insurance industry remains high. The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (‘OJK’) has revised investment linked products (‘ILP’) regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations were enacted in Q1 2022 and have implications for the product strategies and insurance and compliance risks for insurers. Industry discussion with respect to the implementation of some of the requirements under the new regulations is ongoing. General supervisory focus on insurer governance has increased, in particular on the autonomy of decision-making of local insurers. The OJK has also focused on consumer protection regulations more broadly, enacting updated regulations in April 2022, and has recently enhanced regulatory requirements on IT risk management. Since the 2014 Insurance Law, the industry has been subject to regulatory expectations on the separation of conventional and Sharia business.
–	In Malaysia, Bank Negara Malaysia (‘BNM’), the central bank of Malaysia, issued a circular letter in Q1 2021 specifying requirements for the design and disclosure of ILPs which provide extension of coverage beyond the initial coverage term. These changes aim to improve the appropriateness of product design and the customer disclosures provided on ILP policy documents. The new requirements for ILP products sold since March 2021 came into effect on 22 September 2021, while for all in-force products sold prior to March 2021 the effective date was 1 April 2022. The changes materially impact insurer systems, disclosures, customer communications, sales conduct and post-sale processes.
–	In Malaysia, the BNM has initiated a multi-phase review of its current RBC frameworks for insurers and takaful operators which has been conducted since 2018. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. The roll out of the RBC framework is planned in phases, which will include quantitative impact studies planned in 2022, and the issuance of an exposure draft and parallel run planned in 2023 prior to potential full implementation in 2024.
–	In Hong Kong, the Hong Kong IA has sought to align the territory’s insurance regime with international standards and has been developing a risk-based capital (‘RBC’) framework. The RBC framework comprises three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The Hong Kong IA approved the early adoption of the framework at the Group’s Hong Kong business in April 2022.
–	In the Chinese Mainland, on 30 December 2021 the China Banking and Insurance Regulatory Commission (‘CBIRC’) released the official regulation for its China Risk Oriented Solvency System (‘C-ROSS II’) Phase II, which became effective for Q1 2022 solvency reporting, subject to transitional arrangements.

The pace and volume of climate-related regulatory changes is also increasing. Regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to the environment and climate change. It is expected that other regulators will develop similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong’s position as a regional green finance hub, and regulatory consultations are expected from the Hong Kong IA. International regulatory and supervisory bodies, such as the International Sustainability Standards Board (ISSB), are progressing on ESG and sustainability-related disclosure requirements. Recent high profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on ESG and sustainability-related information demonstrate that disclosure and reputation risks remain high and may increase. These changes and developments may give rise to compliance, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

(d)IFRS 17

Prudential’s consolidated accounts are prepared in accordance with current IFRS applicable to the insurance industry. In May 2017, the IASB published its standard on insurance accounting (IFRS 17, 'Insurance Contracts') which replaces the current IFRS 4 standard. Some targeted amendments to this standard, including to the effective date, were issued in June 2020 and December 2021. IFRS 17, 'Insurance Contracts', as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. Prudential has a Group-wide implementation programme to implement this new standard. A reliable estimate of the effect of changes required to the Group’s accounting policies as a result of implementing this standard, which is expected to alter the timing of IFRS profit recognition, is not yet available as implementation is under way. The implementation of this standard involves significant enhancements to the IT, actuarial and finance systems of the Group. IFRS 17 presents a significant change to the method of accounting for insurance contracts. Therefore, in the short term, it may take time for investors, rating agencies and other stakeholders to gain familiarity with the Group’s business performance and dynamics as reported under IFRS 17, and in particular to understand the comparisons with previous financial periods.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e)Inter-bank offered rate (‘IBOR’) reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Secured Overnight Financing Rate (‘SOFR’) in the US and the Singapore Swap Offer Rate (‘SOR’) could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(f)	Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2

The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy. There has also been increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, therefore increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks. Any regulatory action arising out of the Group’s position as a product provider could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3	Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential’s business, financial condition, cash flows, results of operations and prospects.

4.4	Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (‘OECD’) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules envisaged by 2023. These rules will apply to Prudential when implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 11 January 2022, the UK government issued a consultation on the UK implementation of these rules, with the intention of including required legislation in Finance Bill 2022-23 and for the rules to be effective from 1 April 2023. On 14 March 2022 the OECD issued detailed guidance to assist with interpreting the model rules. On 14 June 2022 the UK government announced it would defer the introduction of the rules until the first accounting period starting on or after 31 December 2023 and confirmed its intention to issue draft legislation in the summer of 2022. The next key document expected from the OECD in respect of the second pillar (the GloBE Implementation Framework) is scheduled to be published towards the end of 2022. This is expected to supplement the 14 March 2022 OECD document with some amended and additional guidance, including agreed administrative procedures, such as filing obligations, and multilateral review processes to facilitate both compliance by multinational enterprises and administration by tax authorities. A number of jurisdictions in which Prudential has operations have indicated that consideration is being given to introducing a domestic minimum tax for in-scope multinationals alongside introducing the global rules. As Prudential operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent, the implementation of the model rules and/or equivalent domestic minimum tax rules may have an adverse impact on the Group. Until all expected OECD documents are published and details of implementing domestic legislation in relevant jurisdictions is available, the full extent of the long-term impact on Prudential’s business, tax liabilities and profits remain uncertain.

LIMITATION ON ENFORCEMENT OF US LAWS AGAINST PRUDENTIAL, ITS DIRECTORS, MANAGEMENT AND OTHERS

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the US, and a substantial portion of its assets and the assets of such persons are located outside the US. As a result, it may be difficult for you to effect service of process within the US upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the US.

Prudential plc and subsidiaries

Index to unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Income Statement

		2022 $m		2021 $m
	Note	Half year		Half year
Continuing operations:
Gross premiums earned		12,241		11,521
Outward reinsurance premiums		(919)		(898)
Earned premiums, net of reinsurance	B1.3	11,322		10,623
Investment return		(24,570)		738
Other income		253		331
Total revenue, net of reinsurance	B1.3	(12,995)		11,692
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	C3.2	14,826		(7,748)
Acquisition costs and other expenditure	B2	(1,632)		(2,402)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(103)		(164)
Gain (loss) attaching to corporate transactions	D1.1	62		(56)
Total charges, net of reinsurance		13,153		(10,370)
Share of profit from joint ventures and associates, net of related tax		16		179
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		174		1,501
Remove tax credit (charge) attributable to policyholders' returns		126		(238)
Profit before tax attributable to shareholders' returns	B1.1	300		1,263
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(68)		(431)
Remove tax (credit) charge attributable to policyholders' returns		(126)		238
Tax charge attributable to shareholders' returns	B3.1	(194)		(193)
Profit after tax from continuing operations	B1.4	106		1,070
Loss after tax from discontinued US operationsnote (ii)	D1.2	—		(5,707)
Profit (loss) for the period		106		(4,637)

Attributable to:
Equity holders of the Company:
From continuing operations		104		1,063
From discontinued US operations		—		(5,073)
		104		(4,010)
Non-controlling interests:
From continuing operations		2		7
From discontinued US operations		—		(634)
		2		(627)
Profit (loss) for the period		106		(4,637)

Earnings per share (in cents)		2022		2021
	Note	Half year		Half year
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		3.8	¢	40.9	¢
Based on loss from discontinued US operations		—	¢	(195.1)	¢
Total basic earnings per share		3.8	¢	(154.2)	¢
Diluted
Based on profit from continuing operations		3.8	¢	40.9	¢
Based on loss from discontinued US operations		—	¢	(195.1)	¢
Total diluted earnings per share		3.8	¢	(154.2)	¢

Dividends per share (in cents)		2022		2021
	Note	Half year		Half year
Dividends relating to reporting period:	B5
First interim ordinary dividend		5.74	¢	5.37	¢
Dividends paid in reporting period:	B5
Second interim ordinary dividend for prior year		11.86	¢	10.73	¢

Notes

(i)	This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)	Discontinued operations for half year and full year 2021 related to the US operations (Jackson) that were demerged from the Group in September 2021.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement of Comprehensive income

		2022 $m	2021 $m
	Note	Half year	Half year
Continuing operations:
Profit for the period		106	1,070
Other comprehensive income (loss):
Exchange movements arising during the period		(523)	(163)
Valuation movements on retained interest in Jackson classified as available-for-sale securities		(247)	—
Total items that may be reclassified subsequently to profit or loss		(770)	(163)
Total comprehensive (loss) income from continuing operations		(664)	907
Total comprehensive loss for the period from discontinued US operations	D1.2	—	(6,574)
Total comprehensive loss for the period		(664)	(5,667)

Attributable to:
Equity holders of the Company:
From continuing operations		(656)	905
From discontinued US operations		—	(5,844)
		(656)	(4,939)
Non-controlling interests:
From continuing operations		(8)	2
From discontinued US operations		—	(730)
		(8)	(728)
Total comprehensive loss for the period		(664)	(5,667)

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited condensed consolidated statement of changes in equity

		Period ended 30 Jun 2022 $m
						Available
						-for-sale		Non-
		Share	Share	Retained	Translation	securities	Shareholders’	controlling	Total
	Note	capital	premium	earnings	reserve	reserves	equity	interests	equity
Reserves
Profit for the period		—	—	104	—	—	104	2	106
Other comprehensive loss		—	—	—	(513)	(247)	(760)	(10)	(770)
Total comprehensive income (loss) for the period		—	—	104	(513)	(247)	(656)	(8)	(664)
Transactions with owners of the Company
Dividends	B5	—	—	(320)	—	—	(320)	(5)	(325)
Reserve movements in respect of share-based payments		—	—	15	—	—	15	—	15
Effect of transactions relating to non-controlling interests		—	—	(14)	—	—	(14)	—	(14)
Movement in own shares in respect of share-based payment plans		—	—	(4)	—	—	(4)	—	(4)
Net decrease in equity		—	—	(219)	(513)	(247)	(979)	(13)	(992)
Balance at beginning of period		182	5,010	10,216	1,430	250	17,088	176	17,264
Balance at end of period		182	5,010	9,997	917	3	16,109	163	16,272

		Period ended 30 Jun 2021 $m
						Available
						-for-sale		Non-
		Share	Share	Retained	Translation	securities	Shareholders’	controlling	Total
	Note	capital	premium	earnings	reserve	reserves	equity	interests	equity
Reserves
Profit for the period		—	—	1,063	—	—	1,063	7	1,070
Other comprehensive loss		—	—	—	(158)	—	(158)	(5)	(163)
Total comprehensive income (loss) from continuing operations		—	—	1,063	(158)	—	905	2	907
Total comprehensive loss from discontinued US operations	D1.2	—	—	(5,073)	—	(771)	(5,844)	(730)	(6,574)
Total comprehensive loss for the period		—	—	(4,010)	(158)	(771)	(4,939)	(728)	(5,667)
Transactions with owners of the Company
Dividends	B5	—	—	(283)	—	—	(283)	(3)	(286)
Reserve movements in respect of share-based payments		—	—	77	—	—	77	—	77
Effect of transactions relating to non-controlling interests		—	—	(10)	—	—	(10)	—	(10)
New share capital subscribed	C8	—	8	—	—	—	8	—	8
Movement in own shares in respect of share-based payment plans		—	—	(18)	—	—	(18)	—	(18)
Net increase (decrease) in equity		—	8	(4,244)	(158)	(771)	(5,165)	(731)	(5,896)
Balance at beginning of period		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at end of period		173	2,645	10,180	974	1,741	15,713	510	16,223

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

		2022 $m	2021 $m
	Note	30 Jun	31 Dec
Assets
Goodwill	C4.1	871	907
Deferred acquisition costs and other intangible assets	C4.2	6,750	6,858
Property, plant and equipment		405	478
Reinsurers’ share of insurance contract liabilities		2,750	9,753
Deferred tax assets	C7	378	266
Current tax recoverable		22	20
Accrued investment income		1,187	1,171
Other debtors		2,076	1,779
Investment properties		35	38
Investments in joint ventures and associates accounted for using the equity method	C1	2,010	2,183
Loans	C1	2,429	2,562
Equity securities and holdings in collective investment schemesnote	C1	57,497	61,601
Debt securitiesnote	C1	79,119	99,094
Derivative assets		182	481
Deposits		4,762	4,741
Cash and cash equivalents		6,415	7,170
Total assets	C1	166,888	199,102

Equity
Shareholders’ equity		16,109	17,088
Non-controlling interests		163	176
Total equity	C1	16,272	17,264

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C3.2	123,529	151,915
Unallocated surplus of with-profits funds	C3.2	4,568	5,384
Core structural borrowings of shareholder-financed businesses	C5.1	4,266	6,127
Operational borrowings	C5.2	854	861
Obligations under funding, securities lending and sale and repurchase agreements		799	223
Net asset value attributable to unit holders of consolidated investment funds		4,549	5,664
Deferred tax liabilities	C7	2,699	2,862
Current tax liabilities		253	185
Accruals, deferred income and other liabilities		8,103	7,983
Provisions		225	372
Derivative liabilities		771	262
Total liabilities	C1	150,616	181,838
Total equity and liabilities	C1	166,888	199,102

Note

Included within equity securities and holdings in collective investment schemes and debt securities as at 30 June 2022 are $1,384 million of lent securities and assets subject to repurchase agreements (31 December 2021: $854 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

		2022 $m	2021 $m
	Note	Half year	Half year
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)		174	1,501
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		21,017	(5,651)
Other non-investment and non-cash assets		6,446	2,693
Policyholder liabilities (including unallocated surplus of with-profits funds)		(25,972)	2,424
Other liabilities (including operational borrowings)		74	105
Other itemsnote (i)		(23)	156
Net cash flows from operating activitiesnote (ii)		1,716	1,228
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(14)	(19)
Net cash flows from other investing activitiesnote (iii)		(50)	(773)
Net cash flows from investing activities		(64)	(792)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iv)	C5.1
Issuance of debt, net of costs		346	—
Redemption of debt		(2,075)	—
Interest paid		(117)	(163)
Payment of principal portion of lease liabilities		(56)	(54)
Equity capital:
Issues of ordinary share capital		—	8
External dividends:
Dividends paid to the Company's shareholders	B5	(320)	(283)
Dividends paid to non-controlling interests		(5)	(3)
Net cash flows from financing activities		(2,227)	(495)
Net (decrease) increase in cash and cash equivalents from continuing operations		(575)	(59)
Net decrease in cash and cash equivalents from discontinued US operations	D1.2	—	(460)
Cash and cash equivalents at beginning of period		7,170	8,018
Effect of exchange rate changes on cash and cash equivalents		(180)	(43)
Cash and cash equivalents at end of period		6,415	7,456
Comprising:
Cash and cash equivalents from continuing operations		6,415	6,295
Cash and cash equivalents from discontinued US operations	D1.2	—	1,161

Notes

(i)	Other items include adjustments to profit before tax in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(ii)	Included in net cash flows from operating activities are dividends from joint ventures and associates of $60 million (half year 2021: $114 million).
(iii)	Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the sale of subsidiaries, joint ventures and associates and investments that do not form part of the Group's operating activities.
(iv)	Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at	Cash movements $m		Non-cash movements $m			Balance at
	beginning						end of
	of period	Issuance	Redemption of	Foreign exchange	Demerger of	Other	period
	$m	of debt	debt	movement	Jackson	movements	$m
30 Jun 2022	6,127	346	(2,075)	(137)	—	5	4,266
30 Jun 2021	6,633	—	—	14	(250)	7	6,404

The accompanying notes are an integral part of these financial statements

Index to the notes to the condensed consolidated interim financial statements

Notes			Page				Page
A	Basis of preparation		71	C	Financial position (continued)		78
A1	Basis of preparation and exchange rates		71	C3	Policyholder liabilities and unallocated surplus		84
A2	New accounting pronouncements		71		C3.1	Policyholder liabilities and unallocated surplus by business type	84
					C3.2	Reconciliation of gross and reinsurers’ share of policyholder
B	Earnings performance		72			liabilities and unallocated surplus	86
B1	Analysis of performance by segment		72	C4	Intangible assets		87
	B1.1	Segment results	72		C4.1	Goodwill	87
	B1.2	Determining operating segments and			C4.2	Deferred acquisition costs and other intangible assets	87
		performance measure of operating segments	73	C5	Borrowings		88
	B1.3	Additional segmental analysis of revenue	73		C5.1	Core structural borrowings of shareholder-financed businesses	88
	B1.4	Additional segmental analysis of profit after tax	74		C5.2	Operational borrowings	88
B2	Acquisition costs and other expenditure		74	C6	Sensitivity analysis to key market risks		88
B3	Tax charge		75		C6.1	Insurance operations	88
	B3.1	Total tax charge by nature	75		C6.2	Eastspring and central operations	89
	B3.2	Reconciliation of shareholder effective tax rate	75	C7	Deferred tax assets and liabilities		90
B4	Earnings per share		77	C8	Share capital, share premium and own shares		90
B5	Dividends		77
				D	Other Information		91
C	Financial position		78	D1	Corporate transactions		91
C1	Group assets and liabilities by business type		78		D1.1	Gain (loss) attaching to corporate transactions	91
C2	Fair value measurement		81		D1.2	Discontinued US operations	91
	C2.1	Determination of fair value	81	D2	Contingencies and related obligations		92
	C2.2	Fair value measurement hierarchy of Group		D3	Post balance sheet events		92
		assets and liabilities	81	D4	Related party transactions		93

Prudential plc and subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

A       Basis of preparation

A1     Basis of preparation and exchange rates

These condensed consolidated interim financial statements (‘interim financial statements’) for the six months ended 30 June 2022 have been prepared in accordance with both IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and IAS 34 as adopted for use in the UK. The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2022, there were no unadopted standards effective for the period ended 30 June 2022 which impacted the interim financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The accounting policies applied by the Group in determining the IFRS financial results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2021, as disclosed in the 2021 Form 20-F, aside from those discussed in note A2 below.

These 2021 consolidated financial statements do not represent Prudential’s statutory accounts for the purpose of the UK Companies Act 2006.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these interim financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks, and the mitigations available to it, as well as the results of the Group’s stress and sensitivity testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2022.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at period end		Average rate for the period to date
	30 Jun 2022	31 Dec 2021	Half year 2022	Half year 2021
Chinese yuan (CNY)	6.69	6.37	6.48	6.47
Hong Kong dollar (HKD)	7.85	7.80	7.83	7.76
Indian rupee (INR)	78.97	74.34	76.23	73.33
Indonesian rupiah (IDR)	14,897.50	14,252.50	14,453.52	14,273.32
Malaysian ringgit (MYR)	4.41	4.17	4.27	4.10
Singapore dollar (SGD)	1.39	1.35	1.37	1.33
Taiwan dollar (TWD)	29.73	27.67	28.73	28.02
Thai baht (THB)	35.35	33.19	33.73	30.83
UK pound sterling (GBP)	0.82	0.74	0.77	0.72
Vietnamese dong (VND)	23,265.00	22,790.00	22,925.22	23,044.83

A2     New accounting pronouncements

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2022, unless otherwise stated:

–	Amendments to IAS 37 ‘Onerous contracts – Cost of Fulfilling a Contract’ issued in May 2020;
–	Annual Improvements to IFRS Standards 2018-2020 issued in May 2020;
–	Amendments to IAS 16 ‘Property, Plant and Equipment – Proceeds before Intended Use’ issued in May 2020; and
–	Reference to the Conceptual Framework – Amendments to IFRS 3 ‘Business combination’ issued in May 2020.

The adoption of these pronouncements has had no significant impact on the Group interim financial statements.

In addition, in 2023 IFRS 17 ‘Insurance Contracts’ and IFRS 9 ‘Financial Instruments’ will become effective. The Group has a Group-wide implementation programme to implement IFRS 17 and IFRS 9. The programme is responsible for setting Group-wide accounting policies and developing application methodologies, establishing appropriate processes and controls, sourcing appropriate data and implementing actuarial and finance system changes. During half year 2022 the Group has made significant progress with the testing of new actuarial and finance systems in our preparations for IFRS 17 adoption in 2023. Elements of the detailed calculation methodology remain subject to wider discussion and debate in the industry. It is not currently practicable to provide reliable estimates of the quantitative impact on the Group’s results and financial position. A further update on our IFRS 17 progress will be provided in our FY 22 financial statements.

B       Earnings performance

B1     Analysis of performance by segment

B1.1  Segment results

		2022 $m		2021 $m
	Note	Half year		Half year
		note (i)		note (i)
Continuing operations:
CPL		149		139
Hong Kong		501		460
Indonesia		196		225
Malaysia		190		184
Singapore		340		320
Growth markets and othernote (ii)		522		479
Eastspring		131		162
Other income (expenditure):
Investment return and other income		39		—
Interest payable on core structural borrowings		(103)		(164)
Corporate expenditurenote(iii)		(150)		(157)
Total other income (expenditure)		(214)		(321)
Restructuring and IFRS 17 implementation costsnote (iv)		(154)		(77)
Adjusted operating profit	B1.2	1,661		1,571
Short-term fluctuations in investment returns on shareholder-backed businessnote (v)		(1,383)		(212)
Amortisation of acquisition accounting adjustments		(5)		(2)
Gain (loss) attaching to corporate transactions	D1.1	27		(94)
Profit before tax attributable to shareholders		300		1,263
Tax charge attributable to shareholders' returns	B3	(194)		(193)
Profit from continuing operations		106		1,070
Loss from discontinued US operations	D1.2	—		(5,707)
Profit (loss) for the period		106		(4,637)

Attributable to:
Equity holders of the Company:
From continuing operations		104		1,063
From discontinued US operations		—		(5,073)
		104		(4,010)
Non-controlling interests:
From continuing operations		2		7
From discontinued US operations		—		(634)
		2		(627)
Profit (loss) for the period		106		(4,637)

Basic earnings per share (in cents)		2022		2021
	Note	Half year		Half year
	B4	note (i)		note (i)
Based on adjusted operating profit, net of tax and non-controlling interest, from continuing operations		49.2	¢	51.6	¢
Based on profit from continuing operations, net of non-controlling interest		3.8	¢	40.9	¢
Based on loss from discontinued US operations, net of non-controlling interest		—	¢	(195.1)	¢

Notes

(i)	Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
(ii)	Adjusted operating profit for growth markets and other includes other items of $160 million (half year 2021: $167 million) which in the first half of 2022 comprised largely of the impact of the adoption of the Risk-Based Capital regime in Hong Kong (as discussed further in note C3.2) offset by corporate taxes for life joint ventures and associates and provisions for sales and premium tax.
(iii)	Corporate expenditure as shown above is for head office functions in London and Hong Kong.
(iv)	Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(44) million (half year 2021: $(33) million).
(v)	In general, the short-term fluctuations reflect the value movements on shareholders’ assets and policyholder liabilities (net of reinsurance) arising from market movements in the period. In half year 2022, rising interest rates and widening credits spreads across a number of the Group’s life insurance markets led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities under the local reserving basis applied. The interest rates rises in the first half of 2022 were more substantial than that seen in the first half 2021. Short-term fluctuations also reflect losses on equities backing shareholder-backed business following market movements in the period (compared with equity gains in the prior period) and the impact of refinements to the reserving basis in Hong Kong following the adoption of the Risk-Based Capital regime as discussed further in note C3.2.

B1.2   Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. There have been no changes to the Group’s operating segments as reported in these interim financial statements from those reported in the Group’s consolidated financial statements for the year ended 31 December 2021.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–	Gain or loss on corporate transactions, as discussed in note D1.1.

The determination of adjusted operating profit for investment and liability movements is as described in note B1.2 of the Group’s consolidated financial statements for the year ended 31 December 2021.

For debt securities at 30 June 2022, the level of unamortised interest-related realised gains and losses related to previously sold bonds was a net gain of $211 million (31 December 2021: $515 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For insurance operations, investments in equity securities held for non-linked shareholder-backed business at 30 June 2022 amounted to $5,756 million (31 December 2021: $6,073 million). The longer-term rates of return applied in half year 2022 ranged from 4.6 per cent to 16.9 per cent (half year 2021: 5.5 per cent to 16.9 per cent) with the rates applied varying by business unit.

B1.3   Additional segmental analysis of revenue

	Half year 2022 $m
	Insurance operationsnote (i)
					Growth		Inter		Un-
					markets		-segment		allocated
	Hong				and		elimi-	Total	to a
	Kong	Indonesia	Malaysia	Singapore	other	Eastspring	nation	segment	segment	Total
Gross premiums earned	4,672	809	934	3,616	2,210	—	—	12,241	—	12,241
Outward reinsurance premiums	(771)	(18)	(29)	(70)	(31)	—	—	(919)	—	(919)
Earned premiums, net of reinsurance	3,901	791	905	3,546	2,179	—	—	11,322	—	11,322
Other incomenote (ii)	14	4	—	9	45	181	—	253	—	253
Total external revenue	3,915	795	905	3,555	2,224	181	—	11,575	—	11,575
Intra-group revenue	—	—	—	—	1	106	(107)	—	—	—
Interest income	510	39	115	395	317	1	—	1,377	3	1,380
Dividend and other investment income	338	103	103	321	66	—	—	931	19	950
Investment (depreciation) appreciation	(17,752)	(144)	(557)	(6,134)	(2,324)	(17)	—	(26,928)	28	(26,900)
Total revenue, net of reinsurance	(12,989)	793	566	(1,863)	284	271	(107)	(13,045)	50	(12,995)

	Half year 2021 $m
	Insurance operationsnote (i)
					Growth		Inter		Un-
					markets		-segment		allocated
	Hong				and		elimi-	Total	to a
	Kong	Indonesia	Malaysia	Singapore	other	Eastspring	nation	segment	segment	Total
Gross premiums earned	4,776	871	929	2,934	2,011	—	—	11,521	—	11,521
Outward reinsurance premiums	(767)	(28)	(22)	(55)	(26)	—	—	(898)	—	(898)
Earned premiums, net of reinsurance	4,009	843	907	2,879	1,985	—	—	10,623	—	10,623
Other incomenote (ii)	24	5	1	10	57	234	—	331	—	331
Total external revenue	4,033	848	908	2,889	2,042	234	—	10,954	—	10,954
Intra-group revenue	—	—	—	—	—	106	(106)	—	—	—
Interest income	528	46	117	462	303	1	—	1,457	—	1,457
Dividend and other investment income	214	33	101	186	39	—	—	573	—	573
Investment (depreciation) appreciation	(1,444)	(135)	(280)	817	(259)	9	—	(1,292)	—	(1,292)
Total revenue, net of reinsurance	3,331	792	846	4,354	2,125	350	(106)	11,692	—	11,692

Notes

(i)

CPL, Prudential’s life business in the Chinese Mainland, is a 50/50 joint venture with CITIC and is accounted for using the equity method under IFRS. The Group’s share of its results is presented in a single line within the Group’s profit before tax on a net of related tax basis and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential’s share) in half year 2022 is $1,605 million (half year 2021: $1,307 million).

(ii)

Other income comprises income from external customers and consists primarily of revenue from the Group’s asset management business of $181 million (half year 2021: $234 million). The remaining other income consists primarily of policy fee revenue from external customers and asset management rebate revenue from external fund managers.

B1.4   Additional segmental analysis of profit after tax

	2022 $m	2021 $m
	Half year	Half year
CPL	(28)	148
Hong Kong	(613)	441
Indonesia	131	179
Malaysia	119	135
Singapore	63	141
Growth markets and othernote (i)	617	330
Eastspring	117	147
Total segment	406	1,521
Unallocated to a segment (central operations)note (ii)	(300)	(451)
Total profit after tax from continuing operations	106	1,070

Notes

(i)	The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period, in line with the presentation used by management when assessing the performance of the underlying segments internally.
(ii)	Comprising other income and expenditure of $(214) million (half year 2021: $(321) million) attributable to the head office functions in London and Hong Kong and $(154) million (half year 2021: $(77) million) of restructuring and IFRS 17 implementation costs as shown in note B1.1, $7 million (half year 2021: $(4) million) of short-term fluctuations on investment returns, $62 million (half year 2021: $(56) million) from corporate transactions as shown in note D1.1 and related tax of $(1) million (half year 2021: $7 million).

B2     Acquisition costs and other expenditure

	2022 $m	2021 $m
	Half year	Half year
Acquisition costs incurred for insurance policies	(1,120)	(1,026)
Acquisition costs deferred	426	373
Amortisation of acquisition costs	(249)	(186)
Administration costs and other expenditure (net of other reinsurance commission)note	(1,572)	(1,542)
Movements in amounts attributable to external unit holders of consolidated investment funds	883	(21)
Total acquisition costs and other expenditure from continuing operations	(1,632)	(2,402)

Note

Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(71) million (half year 2021: $(85) million), of which $(53) million (half year 2021: $(62) million) relates to the right-of-use assets recognised under IFRS 16 and interest on the IFRS 16 lease liabilities of $(5) million (half year 2021: $(6) million).

B3   Tax charge

B3.1Total tax charge by nature

The total tax charge from continuing operations in the income statement is as follows:

	2022 $m	2021 $m
Continuing operations:	Half year	Half year
Attributable to shareholders:
Hong Kong	(29)	(16)
Indonesia	(38)	(45)
Malaysia	(35)	(28)
Singapore	(3)	(23)
Growth markets and other	(74)	(73)
Eastspring	(14)	(15)
Total segment	(193)	(200)
Unallocated to a segment (central operations)	(1)	7
Tax charge attributable to shareholders	(194)	(193)
Attributable to policyholders:
Hong Kong	(30)	(40)
Indonesia	5	(2)
Malaysia	(4)	(2)
Singapore	155	(194)
Growth markets and other	—	—
Tax credit (charge) attributable to policyholders	126	(238)
Total tax charge from continuing operations	(68)	(431)

Analysed by:
Current tax	(255)	(189)
Deferred tax	187	(242)
Total tax charge from continuing operations	(68)	(431)

Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax credit (charge) attributable to policyholders of $126 million (half year 2021: $(238) million) above is equal to the profit before tax attributable to policyholders. This is the result of accounting for policyholder income after the deduction of expenses and movement in unallocated surpluses on an after-tax basis.

B3.2Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss of the continuing operations. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result from continuing operations.

	2022		2021
	Half year		Half year
	Tax	Percentage	Tax	Percentage
	attributable to	impact	attributable to	impact
	shareholders	on ETR	shareholders	on ETR
Continuing operations	$m	%	$m	%
Adjusted operating profit	1,661		1,571
Non-operating resultnote (i)	(1,361)		(308)
Profit before tax	300		1,263
Tax charge at the expected rate	(65)	22%	(259)	21%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (ii)	47	(16)%	33	(3)%
Deductions not allowable for tax purposesnote (iii)	(135)	45%	(34)	3%
Items related to taxation of life insurance businessesnote (iv)	49	(16)%	71	(6)%
Deferred tax adjustments including unrecognised tax lossesnote (v)	(48)	16%	(70)	5%
Effect of results of joint ventures and associatesnote (vi)	2	(1)%	37	(3)%
Irrecoverable withholding taxesnote (vii)	(30)	10%	(35)	3%
Other	(12)	4%	2	0%
Total (charge) credit on recurring items	(127)	42%	4	(1)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(1)	1%	6	0%
Movements in provisions for open tax mattersnote (viii)	(1)	0%	59	(5)%
Impact of changes in local statutory tax rates	—	0%	8	(1)%
Adjustments in relation to business disposals and corporate transactions	—	0%	(11)	1%
Total (charge) credit on non-recurring items	(2)	1%	62	(5)%
Total actual tax charge	(194)	65%	(193)	15%
Analysed into:
Tax on adjusted operating profit	(314)		(222)
Tax on non-operating resultnote (i)	120		29
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (ix)	19%		14%
Excluding non-recurring tax reconciling items	19%		19%
Total profitnote(ix)	65%		15%

Notes

(i)	‘Non-operating result’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.
(ii)	Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Singapore and Malaysia.
(iii)	Deductions not allowable for tax purposes primarily relates to non-deductible investment losses in Growth markets.
(iv)	Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)	The unrecognised tax losses reconciling amount reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(vi)	Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vii)	The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(viii)	The statement of financial position contains the following provisions in relation to open tax matters.

Half year 2022 $m
Balance at beginning of period	42
Movements in the current period included in tax charge attributable to shareholders	1
Provisions utilised in the period	—
Other movements (including interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax)	—
Balance at end of period	43

(ix)	The actual tax rates of the relevant business operations are shown below:

	Half year 2022%
					Growth			Total
	Hong				markets		Other	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	6%	22%	23%	14%	25%	11%	0%	19%
Tax rate on profit before tax	(5)%	22%	23%	5%	11%	11%	0%	65%

	Half year 2021%
					Growth			Total
	Hong				markets		Other	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	4%	20%	18%	16%	14%	9%	2%	14%
Tax rate on profit before tax	4%	20%	17%	14%	18%	9%	2%	15%

B4     Earnings per share

	Half year 2022
				Net of tax
			Non-	and non-	Basic		Diluted
	Before		controlling	controlling	earnings		earnings
	tax	Tax	interests	interests	per share		per share
	$m	$m	$m	$m	cents		cents
Based on profit for the period	300	(194)	(2)	104	3.8	¢	3.8	¢
Short-term fluctuations in investment returns on shareholder-backed business	1,383	(118)	(2)	1,263	46.2	¢	46.2	¢
Amortisation of acquisition accounting adjustments	5	—	—	5	0.2	¢	0.2	¢
Gain attaching to corporate transactions	(27)	(2)	—	(29)	(1.0)	¢	(1.0)	¢
Based on adjusted operating profit	1,661	(314)	(4)	1,343	49.2	¢	49.2	¢

	Half year 2021
				Net of tax
			Non-	and non-	Basic		Diluted
	Before		controlling	controlling	earnings		earnings
	tax	Tax	interests	interests	per share		per share
	$m	$m	$m	$m	cents		cents
Based on loss for the period				(4,010)	(154.2)	¢	(154.2)	¢
Based on loss from discontinued US operations				5,073	195.1	¢	195.1	¢
Based on profit from continuing operations	1,263	(193)	(7)	1,063	40.9	¢	40.9	¢
Short-term fluctuations in investment returns on shareholder-backed business	212	(26)	—	186	7.2	¢	7.2	¢
Amortisation of acquisition accounting adjustments	2	—	—	2	0.1	¢	0.1	¢
Loss attaching to corporate transactions	94	(3)	—	91	3.4	¢	3.4	¢
Based on adjusted operating profit	1,571	(222)	(7)	1,342	51.6	¢	51.6	¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the period, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

	2022	2021
Number of shares (in millions)	Half year	Half year
Weighted average number of shares for calculation of basic earnings per share	2,736	2,601
Shares under option at end of period	—	2
Shares that would have been issued at fair value on assumed option price at end of period	—	(2)
Weighted average number of shares for calculation of diluted earnings per share	2,736	2,601

B5     Dividends

	Half year 2022			Half year 2021
	Cents per share		$m	Cents per share		$m
Dividends relating to reporting period:
First interim ordinary dividend	5.74	¢	158	5.37	¢	140
Dividends paid in reporting period:
Second interim ordinary dividend for prior year	11.86	¢	320	10.73	¢	283

First and second interim dividends are recorded in the period in which they are paid. In addition to the dividends shown in the table above, on 13 September 2021, following approval by the Group’s shareholders, Prudential plc demerged its US operations (Jackson) via a dividend in specie of $1,735 million.

Dividend per share

On 27 September 2022, Prudential will pay a first interim ordinary dividend of 5.74 cents per ordinary share for the year ending 31 December 2022. The first interim dividend will be paid to shareholders included on the UK register at 6.00pm BST and to shareholders on the HK register at 4.30pm Hong Kong time on 19 August 2022 (Record Date) and also to the Holders of US American Depositary Receipts (ADRs) as at 19 August 2022. The first interim dividend will be paid on or about 4 October 2022 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 5 September 2022 (UK) and 9 September 2022 (HK), respectively. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 16 September 2022. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement. Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C     Financial position

C1   Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 30 June 2022 were $1,056 million (30 June 2021: $986 million; 31 December 2021: $1,130 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	30 Jun 2022 $m
	Asia and Africa
	Insurance
								Elimination of
							Unallocated	intra-group
	With	Unit-					to a	debtors and	Group
	-profits	linked	Other	Eastspring	Eliminations	Total	segment	creditors	total
	note (i)	note (i)	note (i)
Debt securities:
Sovereign debt
Indonesia	496	614	445	9	—	1,564	—	—	1,564
Singapore	3,176	525	767	54	—	4,522	—	—	4,522
Thailand	—	—	1,222	—	—	1,222	—	—	1,222
United Kingdom	—	5	—	—	—	5	—	—	5
United States	20,961	22	3,262	—	—	24,245	—	—	24,245
Vietnam	—	13	2,813	—	—	2,826	—	—	2,826
Other (predominantly Asia)	1,940	709	3,334	27	—	6,010	—	—	6,010
Subtotal	26,573	1,888	11,843	90	—	40,394	—	—	40,394
Other government bonds
AAA	1,361	77	131	—	—	1,569	—	—	1,569
AA+ to AA-	101	13	27	—	—	141	—	—	141
A+ to A-	757	125	257	—	—	1,139	—	—	1,139
BBB+ to BBB-	288	44	64	—	—	396	—	—	396
Below BBB- and unrated	234	20	424	—	—	678	—	—	678
Subtotalnote(vi)	2,741	279	903	—	—	3,923	—	—	3,923
Corporate bonds
AAA	1,055	171	392	—	—	1,618	—	—	1,618
AA+ to AA-	1,890	363	1,594	—	—	3,847	—	—	3,847
A+ to A-	7,020	529	4,129	—	—	11,678	—	—	11,678
BBB+ to BBB-	7,657	1,419	3,948	1	—	13,025	—	—	13,025
Below BBB- and unrated	2,507	424	1,395	—	—	4,326	—	—	4,326
Subtotalnote(vi)	20,129	2,906	11,458	1	—	34,494	—	—	34,494
Asset-backed securities
AAA	135	5	95	—	—	235	—	—	235
AA+ to AA-	6	1	4	—	—	11	—	—	11
A+ to A-	22	—	14	—	—	36	—	—	36
BBB+ to BBB-	14	—	8	—	—	22	—	—	22
Below BBB- and unrated	2	1	1	—	—	4	—	—	4
Subtotalnote(vi)	179	7	122	—	—	308	—	—	308
Total debt securitiesnote(ii)	49,622	5,080	24,326	91	—	79,119	—	—	79,119
Loans:
Mortgage loans	—	—	141	—	—	141	—	—	141
Policy loans	1,392	—	378	—	—	1,770	—	—	1,770
Other loans	509	—	9	—	—	518	—	—	518
Total loans	1,901	—	528	—	—	2,429	—	—	2,429
Equity securities and holdings in collective investment schemes:
Direct equities	11,344	11,305	2,088	60	—	24,797	325	—	25,122
Collective investment schemes	21,802	6,901	3,668	2	—	32,373	2	—	32,375
Total equity securities and holdings in collective investment schemes	33,146	18,206	5,756	62	—	57,170	327	—	57,497
Other financial investmentsnote (iii)	1,164	377	2,427	96	—	4,064	880	—	4,944
Total financial investments	85,833	23,663	33,037	249	—	142,782	1,207	—	143,989
Investment properties	—	—	35	–	—	35	—	—	35
Investments in joint ventures and associates accounted for using the equity method	—	—	1,715	295	—	2,010	—	—	2,010
Cash and cash equivalents	785	768	1,977	149	—	3,679	2,736	—	6,415
Reinsurers' share of insurance contract liabilities	2	—	2,748	—	—	2,750	—	—	2,750
Other assetsnote (iv)	1,557	172	9,298	709	(56)	11,680	3,419	(3,410)	11,689
Total assets	88,177	24,603	48,810	1,402	(56)	162,936	7,362	(3,410)	166,888

Shareholders' equity	—	—	13,308	1,043	—	14,351	1,758	—	16,109
Non-controlling interests	—	—	42	121	—	163	–	—	163
Total equity	—	—	13,350	1,164	—	14,514	1,758	—	16,272

Contract liabilities and unallocated surplus of with-profits funds	78,981	23,037	26,079	—	—	128,097	—	—	128,097
Core structural borrowings	—	—	—	—	—	—	4,266	—	4,266
Operational borrowings	128	3	89	12	—	232	622	—	854
Other liabilitiesnote (v)	9,068	1,563	9,292	226	(56)	20,093	716	(3,410)	17,399
Total liabilities	88,177	24,603	35,460	238	(56)	148,422	5,604	(3,410)	150,616
Total equity and liabilities	88,177	24,603	48,810	1,402	(56)	162,936	7,362	(3,410)	166,888

	31 Dec 2021 $m
	Asia and Africa
	Insurance
								Elimination of
							Unallocated	intra-group
	With	Unit-					to a	debtors and	Group
	-profits	linked	Other	Eastspring	Eliminations	Total	segment	creditors	total
	note (i)	note (i)	note (i)
Debt securities:
Sovereign debt
Indonesia	414	598	609	11	—	1,632	—	—	1,632
Singapore	3,684	550	1,068	126	—	5,428	—	—	5,428
Thailand	—	—	1,577	3	—	1,580	—	—	1,580
United Kingdom	—	7	—	—	—	7	226	—	233
United States	28,552	47	3,525	—	—	32,124	—	—	32,124
Vietnam	—	20	3,022	—	—	3,042	—	—	3,042
Other (predominantly Asia)	2,030	720	4,001	21	—	6,772	—	—	6,772
Subtotal	34,680	1,942	13,802	161	—	50,585	226	—	50,811
Other government bonds
AAA	1,472	86	246	—	—	1,804	—	—	1,804
AA+ to AA-	45	2	12	—	—	59	—	—	59
A+ to A-	667	119	304	—	—	1,090	—	—	1,090
BBB+ to BBB-	121	16	116	—	—	253	—	—	253
Below BBB- and unrated	204	15	450	—	—	669	—	—	669
Subtotalnote(vi)	2,509	238	1,128	—	—	3,875	—	—	3,875
Corporate bonds
AAA	1,222	236	411	—	—	1,869	—	—	1,869
AA+ to AA-	2,203	359	1,858	—	—	4,420	—	—	4,420
A+ to A-	9,046	675	5,294	—	—	15,015	—	—	15,015
BBB+ to BBB-	9,523	1,711	5,105	—	—	16,339	—	—	16,339
Below BBB- and unrated	4,009	678	1,827	—	—	6,514	—	—	6,514
Subtotalnote(vi)	26,003	3,659	14,495	—	—	44,157	—	—	44,157
Asset-backed securities
AAA	88	6	74	—	—	168	—	—	168
AA+ to AA-	6	1	4	—	—	11	—	—	11
A+ to A-	26	—	17	—	—	43	—	—	43
BBB+ to BBB-	15	—	9	—	—	24	—	—	24
Below BBB- and unrated	2	2	1	—	—	5	—	—	5
Subtotalnote(vi)	137	9	105	—	—	251	—	—	251
Total debt securitiesnote(ii)	63,329	5,848	29,530	161	—	98,868	226	—	99,094
Loans:
Mortgage loans	—	—	150	—	—	150	—	—	150
Policy loans	1,365	—	368	—	—	1,733	—	—	1,733
Other loans	668	—	11	—	—	679	—	—	679
Total loans	2,033	—	529	—	—	2,562	—	—	2,562
Equity securities and holdings in collective investment schemes:
Direct equities	10,290	12,812	2,286	84	—	25,472	683	—	26,155
Collective investment schemes	23,950	7,704	3,787	3	—	35,444	2	—	35,446
Total equity securities and holdings in collective investment schemes	34,240	20,516	6,073	87	—	60,916	685	—	61,601
Other financial investmentsnote (iii)	1,561	149	2,318	106	—	4,134	1,088	—	5,222
Total financial investments	101,163	26,513	38,450	354	—	166,480	1,999	—	168,479
Investment properties	—	—	38	—	—	38	—	—	38
Investments in joint ventures and associates accounted for using the equity method	—	—	1,878	305	—	2,183	—	—	2,183
Cash and cash equivalents	905	911	1,444	181	—	3,441	3,729	—	7,170
Reinsurers' share of insurance contract liabilities	225	—	9,528	—	—	9,753	—	—	9,753
Other assetsnote (iv)	1,184	166	9,191	759	(51)	11,249	3,608	(3,378)	11,479
Total assets	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

Shareholders' equity	—	—	14,289	1,120	—	15,409	1,679	—	17,088
Non-controlling interests	—	—	45	131	—	176	—	—	176
Total equity	—	—	14,334	1,251	—	15,585	1,679	—	17,264

Contract liabilities and unallocated surplus of with-profits funds	94,002	25,651	37,646	—	—	157,299	—	—	157,299
Core structural borrowings	—	—	—	—	—	—	6,127	—	6,127
Operational borrowings	142	—	106	18	—	266	595	—	861
Other liabilitiesnote (v)	9,333	1,939	8,443	330	(51)	19,994	935	(3,378)	17,551
Total liabilities	103,477	27,590	46,195	348	(51)	177,559	7,657	(3,378)	181,838
Total equity and liabilities	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

Notes

(i)	'With-profits’ comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. ‘Unit-linked’ comprises the assets and liabilities held in the unit-linked funds. ‘Other’ includes assets and liabilities of other participating business and other non-linked shareholder-backed business.
(ii)	Of the Group’s debt securities, the following amounts were held by the consolidated investment funds:

	2022 $m	2021 $m
Continuing operations:	30 Jun	31 Dec
Debt securities held by consolidated investment funds	12,090	15,076

(iii)	Other financial investments comprise derivative assets and deposits.
(iv)	Of total ‘Other assets’ at 30 June 2022, there are:

–   Property, plant and equipment (PPE) of $405 million (31 December 2021: $478 million). During half year 2022, the Group made additions of $26 million of PPE (half year 2021: $24 million), of which $12 million relates to right-of-use assets (half year 2021: $5 million).

–   Premiums receivable of $718 million (31 December 2021: $912 million), of which $688 million (31 December 2021: $872 million) are due within one year.

(v)	Within ‘Other liabilities’ at 30 June 2022 are accruals, deferred income and other liabilities of $8,103 million (31 December 2021: $7,983 million), of which $5,737 million (31 December 2021: $5,972 million) are due within one year.
(vi)	The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor’s, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

C2   Fair value measurement

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C2.1 of the Group IFRS financial statements for the year ended 31 December 2021.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy of Group assets and liabilities

(a)Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss at 30 June 2022, except for $325 million of financial assets classified as available-for-sale (31 December 2021: $909 million). In the current year all of this related to the Group’s retained interest in Jackson’s equity securities (31 December 2021: $683 million). All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2022, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	30 Jun 2022 $m
	Level 1	Level 2	Level 3
		Valuation	Valuation
	Quoted prices	based on	based on
	(unadjusted)	significant	significant
	in active	observable	unobservable
	markets	market inputs	market inputs	Total
		note (i)	note (ii)
Loans	—	471	4	475
Equity securities and holdings in collective investment schemes	49,727	7,193	577	57,497
Debt securities	57,125	21,954	40	79,119
Derivative assets	48	134	—	182
Derivative liabilities	(461)	(310)	—	(771)
Total financial investments, net of derivative liabilities	106,439	29,442	621	136,502
Investment contract liabilities without discretionary participation features	—	(727)	—	(727)
Net asset value attributable to unit holders of consolidated investment funds	(4,546)	(3)	—	(4,549)
Total financial instruments at fair value	101,893	28,712	621	131,226
Percentage of total (%)	78%	22%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	66,775	15,612	503	82,890
Unit-linked	21,201	2,084	4	23,289
Non-linked shareholder-backed business	18,463	11,746	114	30,323
Total financial investments net of derivative liabilities, at fair value	106,439	29,442	621	136,502
Percentage of total (%)	78%	22%	0%	100%

Total financial investments net of derivative liabilities, at fair value	106,439	29,442	621	136,502
Other financial liabilities at fair value	(4,546)	(730)	—	(5,276)
Total financial instruments at fair value	101,893	28,712	621	131,226

	31 Dec 2021 $m
	Level 1	Level 2	Level 3
		Valuation	Valuation
	Quoted prices	based on	based on
	(unadjusted)	significant	significant
	in active	observable	unobservable
	markets	market inputs	market inputs	Total
		note (i)	note (ii)
Loans	—	616	5	621
Equity securities and holdings in collective investment schemes	54,107	6,917	577	61,601
Debt securities	76,049	22,987	58	99,094
Derivative assets	359	122	—	481
Derivative liabilities	(146)	(116)	—	(262)
Total financial investments, net of derivative liabilities	130,369	30,526	640	161,535
Investment contract liabilities without discretionary participation features	—	(814)	—	(814)
Net asset value attributable to unit holders of consolidated investment funds	(5,618)	(46)	—	(5,664)
Total financial instruments at fair value	124,751	29,666	640	155,057
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments net of derivative liabilities, at fair value
With-profits	82,489	15,438	506	98,433
Unit-linked	24,024	2,343	5	26,372
Non-linked shareholder-backed business	23,856	12,745	129	36,730
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Percentage of total (%)	81%	19%	0%	100%

Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Other financial liabilities at fair value	(5,618)	(860)	—	(6,478)
Total financial instruments at fair value	124,751	29,666	640	155,057

Notes

(i)	Of the total level 2 debt securities of $21,954 million at 30 June 2022, (31 December 2021: $22,987 million), $33 million (31 December 2021: $24 million) are valued internally.
(ii)

At 30 June 2022, the Group held $621 million (31 December 2021: $640 million) of net financial instruments at fair value within level 3. This represents less than 0.5 per cent of the total fair valued financial assets, net of financial liabilities, for all periods and comprises the following:

-	Equity securities and holdings in collective investment schemes of $577 million (31 December 2021: $577 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2021: $1 million) are internally valued, representing less than 0.1 per cent for all periods of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
-	Other sundry individual financial instruments of a net asset of $44 million (31 December 2021: $63 million).

Of the net financial instruments of $621 million at 30 June 2022 (31 December 2021: $640 million) referred to above:

-	A net asset of $507 million (31 December 2021: $511 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
-	A net asset of $114 million (31 December 2021: $129 million) is held to support non-linked shareholder-backed business, of which $112 million (31 December 2021: $112 million) are primarily private equity investments and corporate bonds externally valued using the net asset value of the invested entities and external prices adjusted to reflect the specific known conditions relating the these bonds (eg distressed securities) and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (31 December 2021: $(26) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(b)Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During the first half of 2022, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $3,867 million and transfers from level 2 to level 1 of $1,603 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were transfers from level 3 to level 2 of $15 million in the period.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income from continuing operations comprises the translation of investments into the Group's presentational currency of US dollars.

	Half year 2022 $m
		Equity securities
		and holdings in
		collective investment	Debt	Group
	Loans	schemes	securities	total
Balance at beginning of period	5	577	58	640
Total losses in income statementnote	(1)	(47)	(1)	(49)
Total losses recorded in other comprehensive income	—	(14)	(2)	(16)
Purchases and other additions	—	61	—	61
Transfers out of level 3	—	—	(15)	(15)
Balance at end of period	4	577	40	621

	Full year 2021 $m
		Equity securities
		and holdings in
		collective investment	Debt	Group
Continuing operations	Loans	schemes	securities	total
Balance at beginning of year	6	445	33	484
Total (losses) gains in income statementnote	(1)	6	(3)	2
Total losses recorded in other comprehensive income	—	(5)	(2)	(7)
Purchases and other additions	—	143	—	143
Transfers (out of) into level 3	—	(12)	30	18
Balance at end of year	5	577	58	640

Note

Of the total net (losses) gains in the income statement of $(49) million at half year 2022 (full year 2021: $2 million), $(26) million (full year 2021: $2 million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2022 $m	2021 $m
	Half year	Full year
Loans	(1)	(1)
Equity securities and holdings in collective investment schemes	(24)	6
Debt securities	(1)	(3)
Total net (losses) gains	(26)	2

(c)Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost which approximates fair value. The carrying value of investment contracts with discretionary participation features is on an IFRS 4 basis, which is also excluded from the analysis below, as it is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

	2022 $m		2021 $m
	30 Jun		31 Dec
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Assets:
Loans	1,954	2,103	1,941	2,152
Liabilities:
Core structural borrowings of shareholder-financed businesses	(4,266)	(4,073)	(6,127)	(6,565)
Operational borrowings (excluding lease liabilities)	(568)	(568)	(514)	(514)
Obligations under funding, securities lending and sale and repurchase agreements	(799)	(799)	(223)	(223)
Total net financial assets (liabilities) at amortised cost	(3,679)	(3,337)	(4,923)	(5,150)

C3      Policyholder liabilities and unallocated surplus

C3.1    Policyholder liabilities and unallocated surplus by business type

(a)	Movement in policyholder liabilities and unallocated surplus of with-profits funds

The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the insurance operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items are shown gross of external reinsurance.

	Half year 2022 $m
	With-	Shareholder-backed business		Total
	profits	Unit-linked	Other
	business	liabilities	business
At beginning of period	94,002	34,756	48,496	177,254
Comprising:
Policyholder liabilities on the balance sheet	88,618	25,651	37,646	151,915
Unallocated surplus of with-profits funds on the balance sheetnote (i)	5,384	—	—	5,384
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	—	9,105	10,850	19,955
Premiums:note (iii)
New business	1,456	1,231	1,607	4,294
In-force	2,867	1,219	2,694	6,780
	4,323	2,450	4,301	11,074
Surrendersnotes (iii)(iv)	(558)	(1,426)	(293)	(2,277)
Maturities/deaths/other claim events	(993)	(127)	(842)	(1,962)
Net flows	2,772	897	3,166	6,835
Shareholders' transfers post tax	(74)	—	—	(74)
Investment-related items and other movementsnote (v)	(16,422)	(2,396)	(12,391)	(31,209)
Foreign exchange translation differencesnote (vi)	(1,297)	(1,522)	(1,563)	(4,382)
At end of period	78,981	31,735	37,708	148,424
Comprising:
Policyholder liabilities on the balance sheet	74,413	23,037	26,079	123,529
Unallocated surplus of with-profits funds on the balance sheetnote (i)	4,568	—	—	4,568
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	—	8,698	11,629	20,327

	Half year 2021 $m
	With-	Shareholder-backed business		Total
	profits	Unit-linked	Other	Asia and
Continuing operations:	business	liabilities	business	Africa
At beginning of period	86,410	32,506	46,639	165,555
Comprising:
Policyholder liabilities on the balance sheet	81,193	25,433	38,107	144,733
Unallocated surplus of with-profits funds on the balance sheetnote (i)	5,217	—	—	5,217
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	—	7,073	8,532	15,605
Premiums:note (iii)
New business	900	1,237	942	3,079
In-force	3,617	1,211	2,469	7,297
	4,517	2,448	3,411	10,376
Surrendersnotes (iii)(iv)	(393)	(1,724)	(410)	(2,527)
Maturities/deaths/other claim events	(852)	(101)	(505)	(1,458)
Net flows	3,272	623	2,496	6,391
Shareholders' transfers post-tax	(62)	—	—	(62)
Investment-related items and other movementsnote (v)	201	997	(2,994)	(1,796)
Foreign exchange translation differencesnote (vi)	(578)	(532)	(230)	(1,340)
At end of period	89,243	33,594	45,911	168,748
Comprising:
Policyholder liabilities on the balance sheet	82,970	25,615	36,224	144,809
Unallocated surplus of with-profits funds on the balance sheetnote (i)	6,273	—	—	6,273
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	—	7,979	9,687	17,666
Average policyholder liability balancesnote (vii)
Half year 2022	81,516	33,245	43,102	157,863
Half year 2021	82,082	33,050	46,275	161,407

Notes

(i)	Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.
(ii)	The Group's investments in joint ventures and associates are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of CPL, India and the Takaful business in Malaysia.
(iii)	The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above are after any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group's insurance joint ventures and associate.
(iv)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 2.1 per cent in half year 2022 (half year 2021: 2.7 per cent).
(v)	Investment-related items and other movements in the first half of 2022 primarily represents the effects of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities, together with bond losses due to rising interest rates and lower level of investment returns from equities following the falls in equity markets. Other business also includes the effect of the early adoption of the Risk-based Capital Regime in Hong Kong as discussed in note C3.2 below.
(vi)	Movements in the period have been translated at the average exchange rates for the period ended 30 June 2022 and 2021. The closing balance has been translated at the closing spot rates as at 30 June 2022 and 2021. Differences upon retranslation are included in foreign exchange translation differences.
(vii)	Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the period, and exclude unallocated surplus of with-profits funds.

C3.2Reconciliation of gross and reinsurers' share of policyholder liabilities and unallocated surplus

Further analysis of the movement in the period of the Group's gross contract liabilities, reinsurers' share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Half year 2022 $m
		Reinsurers' share	Unallocated
	Contract	of insurance	surplus of
	liabilities	contract liabilities	with-profits funds
At beginning of period	151,915	(9,753)	5,384
(Income) expense included in the income statementnote (i)	(25,193)	6,942	(779)
Other movementsnote (ii)	69	—	—
Foreign exchange translation differences	(3,262)	61	(37)
At end of period	123,529	(2,750)	4,568

	Half year 2021 $m
		Reinsurers' share	Unallocated
	Contract	of insurance	surplus of
	liabilities	contract liabilities	with-profits funds
At beginning of period	441,246	(46,595)	5,217
Reclassification of US operations as held for distribution	(296,513)	35,232	—
Expense included in the income statementnote (i)	1,354	1,450	1,070
Other movementsnote (ii)	25	—	—
Foreign exchange translation differences	(1,303)	22	(14)
At end of period	144,809	(9,891)	6,273

Notes

(i)	The total charge for benefit and claims in half year 2022 shown in the income statement comprises the amounts shown as '(Income) expense included in the income statement' in the table above together with claims paid of $(4,406) million in the period (half year 2021: $(4,143) million) and claim amounts attributable to reinsurers of $202 million (half year 2021: $269 million).
(ii)	Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below. The CPL segment is a joint venture accounted for using the equity method under IFRS, with the Group's share of its results net of related tax presented in a single line within the Group's profit before tax, and therefore not shown in the analysis of benefit and claims items below.

	Half year 2022 $m
					Growth
	Hong				markets and	Total
	Kong	Indonesia	Malaysia	Singapore	other	segment
Claims incurred, net of reinsurance	(894)	(609)	(533)	(1,345)	(887)	(4,268)
Decrease in policyholder liabilities, net of reinsurance	13,090	187	157	2,865	2,016	18,315
Movement in unallocated surplus of with-profits funds	660	—	119	—	—	779
Benefits and claims and movement in unallocated surplus, net of reinsurance	12,856	(422)	(257)	1,520	1,129	14,826

	Half year 2021 $m
					Growth
	Hong				markets and	Total
	Kong	Indonesia	Malaysia	Singapore	other	segment
Claims incurred, net of reinsurance	(818)	(602)	(482)	(1,346)	(755)	(4,003)
(Increase) decrease in policyholder liabilities, net of reinsurance	(369)	266	(68)	(2,197)	(307)	(2,675)
Movement in unallocated surplus of with-profits funds	(1,121)	—	51	—	—	(1,070)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(2,308)	(336)	(499)	(3,543)	(1,062)	(7,748)

Hong Kong Risk-based Capital Regime

In April 2022, the Group's Hong Kong life business (PHKL) received approval from the Hong Kong Insurance Authority to early adopt the Hong Kong Risk-based Capital (HK RBC) regime with effect from 1 January 2022. In light of this development and given that the measurement technique set out within the local regulatory basis has been applied by PHKL to calculate IFRS liabilities, the Group has refined the reserving methodology of PHKL by reference to the method applied under the new HK RBC regime. Under the basis previously applied, liabilities of non-participating business were generally determined on a net premium valuation basis to determine the future policyholder benefit provisions, subject to minimum floors. Using the principles underpinning the HK RBC regime, the IFRS reserving basis has been refined at 30 June 2022 to one that is based on a gross premium valuation basis (including an allowance for the uncertainty of non-hedgeable risks), subject to minimum floors. Depending on the product, the minimum floor is set at the policyholder’s asset share or guaranteed cash surrender value or at a constraint that on day one no negative reserve exists at a product level. This new measurement technique better estimates the liability and brings the estimation basis for PHKL more in line with that used by the Group's other insurance operations. This change of estimate has reduced policyholder liabilities (net of reinsurance) and increased profit before tax for the first half of 2022 by $945 million.

There has been no change to the reserving basis for with-profits liabilities, which under the Group's accounting policy are valued under the realistic basis in accordance with the requirements of the “grandfathered” UK standard FRS 27 'Life Assurance'.

C4    Intangible assets

C4.1  Goodwill

Goodwill shown on the consolidated statement of financial position at 30 June 2022 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 30 June 2022.

	2022 $m	2021 $m
	30 Jun	31 Dec
Carrying value at beginning of period	907	961
Exchange differences	(36)	(54)
Carrying value at end of period	871	907

C4.2  Deferred acquisition costs and other intangible assets

	2022 $m	2021 $m
	30 Jun	31 Dec
Shareholder-backed business:
DAC related to insurance contracts as classified under IFRS 4	2,845	2,776
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	39	39
DAC related to insurance and investment contracts	2,884	2,815
Distribution rights	3,626	3,782
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	22	28
Other intangibles	180	184
Present value of acquired in-force and other intangibles	3,828	3,994
Total of DAC and other intangible assets attributable to shareholdersnote (i)	6,712	6,809
Other intangible assets, including computer software, attributable to with-profits funds	38	49
Total of deferred acquisition costs and other intangible assets	6,750	6,858

Notes

(i)	Movement in DAC and other intangible assets attributable to shareholders is shown below:

	2022 $m				2021 $m
		Distribution	Other	Half year	Full year
	DAC	rights	intangibles	Total	Total
		note (ii)	note (iii)
Balance at beginning of period	2,815	3,782	212	6,809	20,275
Removal of discontinued US operations	—	—	—	—	(13,881)
Additions	426	44	27	497	1,185
Amortisation to the income statement	(249)	(143)	(27)	(419)	(651)
Disposals and transfers	—	—	(3)	(3)	(7)
Exchange differences and other movements	(108)	(57)	(7)	(172)	(112)
Balance at end of period	2,884	3,626	202	6,712	6,809

(ii)	Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(iii)	Other intangibles comprise present value of acquired in-force (PVIF) related to insurance contracts and other intangible assets such as software rights. Software rights include additions of $17 million, amortisation of $(13) million, disposals of $(2) million, foreign exchange of $(6) million and closing balance at 30 June 2022 of $110 million (31 December 2021: $114 million).

C5     Borrowings

C5.1  Core structural borrowings of shareholder-financed businesses

	2022 $m	2021 $m
	30 Jun	31 Dec
Subordinated debt:
US$1,000m 5.25% Notesnote (i)	—	1,000
US$725m 4.375% Notesnote (iii)	—	725
US$750m 4.875% Notes	749	748
€20m Medium Term Notes 2023	21	23
£435m 6.125% Notes 2031	524	584
US$1,000m 2.95% Notes 2033note (ii)	995	995
Senior debt:note (iv)
£300m 6.875% Notes 2023	363	404
£250m 5.875% Notes 2029	282	313
$1,000m 3.125% Notes 2030	986	985
$350m 3.625% Notes 2032note (v)	346	—
Bank loans:
$350m Loan 2024note (v)	—	350
Total core structural borrowings of shareholder-financed businesses	4,266	6,127

Notes

(i)	The US$1,000 million notes were redeemed on 20 January 2022 using the proceeds from the issuance of ordinary shares in October 2021.
(ii)	In November 2021, the Company issued US$1,000 million 2.95 per cent subordinated debt maturing on 3 November 2033 with proceeds, net of costs, of $995 million.
(iii)	The US$725 million note was redeemed on 20 January 2022 using the proceeds from the US$1,000 million subordinated debt issued in November 2021.
(iv)	The senior debt ranks above subordinated debt in the event of liquidation.
(v)	In March 2022, the Company issued US$350 million 3.625 per cent senior debt maturing on 24 March 2032 with proceeds, net of costs, of $346 million, which was used to redeem the US$350 million bank loan in May 2022.

C5.2  Operational borrowings

	2022 $m	2021 $m
	30 Jun	31 Dec
Shareholder-financed business:
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	544	500
Lease liabilities under IFRS 16	177	209
Other borrowings	5	10
Operational borrowings attributable to shareholder-financed businesses	726	719
With profits business:
Lease liabilities under IFRS 16	109	138
Other borrowings	19	4
Operational borrowings attributable to with-profits businesses	128	142
Total operational borrowings	854	861

C6     Sensitivity analysis to key market risks

The Group's risk framework and the management of risks attaching to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report. The following sections set out the sensitivity of the Group’s profit or loss and shareholders' equity to instantaneous changes in interest rates and equity levels, which are then assumed to remain unchanged for the long term. Further information of the Group's sensitivity to key risks was set out in the Group's financial statements for the year ended 31 December 2021.

C6.1  Insurance operations

The table below shows the sensitivity of shareholders' equity as at 30 June 2022 and 31 December 2021 for insurance operations to the following market risks:

–	1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
–	Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Where liabilities are valued using historic average rates for a short period (ie up to three years), the valuation interest rates are adjusted to assume a parallel increase or decrease in the interest rates used in the averaging approach to reflect the impact that could be seen in the near term. These sensitivities do not include credit risk sensitivities, such as movements in credit spreads, and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders’ equity.

Net effect on shareholders' equity from insurance operations	2022 $m	2021 $m
	30 Jun	31 Dec
Shareholders’ equity of insurance operations	13,308	14,289

Sensitivity to key market risks:note
Interest rates and consequential effects – 1% increase	(680)	(796)
Interest rates and consequential effects – 0.5% decrease	121	137
Equity/property market values – 10% rise	305	372
Equity/property market values – 20% fall	(750)	(787)

Note

The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. In the context of the Group, the results of the Africa insurance operations are not materially impacted by interest rate or equity rate changes.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the insurance operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

–

Certain businesses (Taiwan and India) apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements; and

–	The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The ‘increase of 1%’ sensitivities reflects that, for many operations the impact of interest rate movements on the value of government and corporate bond investments dominates, namely bonds are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities from a corresponding change in discount rates. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements.

Following a general increase in interest rates over 2021 and first half of 2022, under a 0.5% decrease interest rate scenario for most operations asset gains exceed the increases in liabilities resulting in an overall small positive impact of an instantaneous decrease of rates.

Movements in equities backing with-profits and unit-linked business have been excluded from the equity and property sensitivities as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group’s joint venture and associate businesses. Generally, changes in equity and property investment values held outside unit-linked and with-profits funds are not directly offset by movements in non-linked policyholder liabilities. For Hong Kong’s non-participating business, liabilities largely reflect asset shares post the adoption of HK RBC and therefore the consequential movements in equities are offset by movements in policyholder liabilities.

C6.2  Eastspring and central operations

The profit for the period of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C.1). Eastspring’s profit will therefore have some exposure to the market movements of these investments.

At 30 June 2022, the Group’s central operations held a 14.3 per cent (31 December 2021: 18.4 per cent) economic interest in the equity securities of Jackson. These equity securities are listed on the New York Stock Exchange and classified as 'available-for-sale' with a fair value of $325 million at 30 June 2022 (31 December 2021: $683 million). If the value of these securities decreased by 20 per cent, the change in valuation would be $(65) million (31 December 2021: $(137) million), which would reduce shareholders' equity by this amount before tax, all of which would pass through other comprehensive income outside of the profit or loss.

C7     Deferred tax assets and liabilities

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2022 $m
			Other
			movements
			including
	Balance	Movement in	foreign	Balance
	at beginning of	income	exchange	at end of
	period	statement	movements	period
Deferred tax assets
Unrealised losses or gains on investments	3	173	(7)	169
Balances relating to investment and insurance contracts	34	1	(34)	1
Short-term temporary differences	162	32	(10)	184
Unused tax losses	67	(41)	(2)	24
Total deferred tax assets	266	165	(53)	378

Deferred tax liabilities
Unrealised losses or gains on investments	(242)	99	6	(137)
Balances relating to investment and insurance contracts	(2,125)	(52)	113	(2,064)
Short-term temporary differences	(495)	(25)	22	(498)
Total deferred tax liabilities	(2,862)	22	141	(2,699)

	Full year 2021 $m
				Other
				movements
				including
	Balance	Removal of	Movement in	foreign	Balance
	at beginning	discontinued	income	exchange	at end of
	of year	US operations	statement	movements	year
Deferred tax assets
Unrealised losses or gains on investments	—	—	3	—	3
Balances relating to investment and insurance contracts	87	—	(16)	(37)	34
Short-term temporary differences	4,662	(4,513)	15	(2)	162
Unused tax losses	109	(29)	(14)	1	67
Total deferred tax assets	4,858	(4,542)	(12)	(38)	266

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	127	3	(242)
Balances relating to investment and insurance contracts	(1,765)	—	(433)	73	(2,125)
Short-term temporary differences	(3,247)	2,832	(87)	7	(495)
Total deferred tax liabilities	(6,075)	3,523	(393)	83	(2,862)

C8     Share capital, share premium and own shares

	30 Jun 2022			31 Dec 2021
	Number of			Number of
	ordinary	Share	Share	ordinary	Share	Share
Issued shares of 5p each	shares	capital	premium	shares	capital	premium
fully paid:		$m	$m		$m	$m
Balance at beginning of period	2,746,412,265	182	5,010	2,609,489,702	173	2,637
Shares issued under share-based schemes	2,902,591	—	—	6,142,213	—	8
Shares issued under Hong Kong public offer and international placing in 2021note	—	—	—	130,780,350	9	2,365
Balance at end of period	2,749,314,856	182	5,010	2,746,412,265	182	5,010

Note

In October 2021, Prudential completed the issuance of new ordinary shares on the Hong Kong Stock Exchange, resulting in net proceeds and an increase in shareholders' equity of $2.4 billion. The proceeds from this issuance were used to redeem high coupon debt instruments of US$2.3 billion in total in December 2021 and January 2022, with the remainder used to increase Prudential’s central stock of liquidity, as originally intended and disclosed in Prudential's prospectus for the issuance. Further details are provided in note C8 of the Group's consolidated financial statements for the year ended 31 December 2021.

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares	Share price range				Exercisable
	to subscribe for	from		to		by year
30 Jun 2022	1,734,638	964	p	1,455	p	2027
31 Dec 2021	2,022,535	964	p	1,455	p	2027

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes. The cost of own shares of $271 million at 30 June 2022 (31 December 2021: $267 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2022, 12.7 million (31 December 2021: 11.7 million) Prudential plc shares with a market value of $157 million (31 December 2021: $201 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 12.7 million which was in June 2022.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The trusts purchased the following number of shares in respect of employee incentive plans:

	Number of shares
	purchased	Cost
	(in millions)	$m
Half year 2022	5.2	69.9
Full year 2021	3.8	81.2

The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

A portion of the share purchases in respect of employee incentive plans as shown in the table above were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

D      Other information

D1  Corporate transactions

D1.1Gain (loss) attaching to corporate transactions

	2022 $m	2021 $m
	Half year	Half year
Gain (loss) attaching to corporate transactions as shown separately on the condensed consolidated income statementnote	62	(56)
Loss arising on reinsurance transaction undertaken by the Hong Kong business	(35)	(38)
Total gain (loss) attaching to corporate transactionsnote B1.1	27	(94)

Note

The gain (loss) attaching to corporate transactions includes a gain of $60 million (half year 2021: nil) from the sale of shares relating to the Group’s retained interest in Jackson post the demerger. Corporate transactions in 2021 also included amounts incurred by Prudential plc (half year 2021: $(28) million) in connection with the separation of Jackson and $(28) million of payment for the termination of loss of office made to the former chief executive of Jackson.

D1.2Discontinued US operations

On 13 September 2021, the Group completed the separation of its US operations (Jackson) through a demerger, whereby the Group retained a 19.9 per cent non-controlling voting interest (19.7 per cent economic interest). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the US operations were classified as discontinued. The 2021 income statement included the results of Jackson up to 13 September 2021, the date of demerger.

The retained interest in Jackson is reported within the consolidated statement of financial position as a financial investment at fair value and is included in ‘Unallocated to a segment (central operations)’ for segmental analysis. This investment has been classified as available-for-sale under IAS 39. In December 2021, Jackson repurchased 2.2 million shares of its Class A common stock from Prudential, reducing Prudential’s remaining economic interest in Jackson to 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest). During the first six months of 2022, further transactions have reduced the Group’s holding to 14.3 per cent economic interest (14.3 per cent voting interest) at 30 June 2022, realising a gain of $60 million. The fair value of the Group’s holding at 30 June 2022 was $325 million.

The results for the discontinued US operations presented in the consolidated financial statements for the period up to the demerger in September 2021 are analysed below.

(a)Income statement

2021 $m
Half year
Total revenue, net of reinsurance	35,379
Total charge, net of reinsurance	(33,209)
Profit before tax	2,170
Tax charge	(370)
Profit after tax	1,800
Remeasurement to fair valuenote (i)	(7,507)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive incomenote (ii)	—
Loss for the period	(5,707)

Attributable to:
Equity holders of the Company	(5,073)
Non-controlling interests	(634)
Loss for the period	(5,707)

Notes

(i)	The loss on remeasurement to fair value on demerger was recognised in accordance with IFRIC 17, ‘Distribution of non-cash assets to owners’ as described above.
(ii)

In accordance with IFRS, as a result of the demerger of Jackson, accumulated balances previously recognised through other comprehensive income relating to financial instruments held by Jackson classified as available-for-sale and historical net investment hedges were recycled from other comprehensive income to the results of discontinued operations in the consolidated income statement. Total shareholders’ equity is unchanged as a result of this recycling.

(b)Total comprehensive income

2021 $m
Half year
Loss for the period	(5,707)
Other comprehensive loss:
Valuation movements on available-for-sale debt securities, net of related tax and change in DAC	(867)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger	—
Other comprehensive loss for the period	(867)
Total comprehensive loss for the period	(6,574)

Attributable to:
Equity holders of the Company	(5,844)
Non-controlling interests	(730)
Total comprehensive loss for the period	(6,574)

(c)Cash flows

2021 $m
Half year
Net cash flows from operating activities	(442)
Net cash flows from financing activitiesnote	(18)
Net decrease in cash and cash equivalents	(460)
Cash and cash equivalents at beginning of period	1,621
Cash and cash equivalents at end of period	1,161

Note

No dividends were paid by Jackson during 2021 prior to demerger.

D2     Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six months ended 30 June 2022.

D3     Post balance sheet events

First interim ordinary dividend

The 2022 first interim ordinary dividend approved by the Board of Directors after 30 June 2022 is as described in note B5.

D4     Related party transactions

There were no transactions with related parties during the six months ended 30 June 2022 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in note D4 to the Group’s consolidated financial statements for the year ended 31 December 2021.

I	Additional financial information

I(i)	Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels).For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Regulatory updates

The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. Following the trend to move to risk based regimes (discussed further below), from this reporting period onwards, the headline Group solvency position will be presented by comparing the total eligible group capital resources to the GPCR, rather than to the GMCR, which is more comparable to other global risk based measures. The Hong Kong IA is currently consulting on whether such disclosures should become a requirement for all groups under its supervision. The GPCR also remains the basis of our EEV capital requirements. In addition, the Tier 1 capital resources relative to the GMCR will also be disclosed.

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022, and in April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early-adopt the new risk-based capital regime effective from 1 January 2022.

The impact of these changes on the GWS capital position, estimated as at 31 December 2021 and after allowing for the impact of the $1.7 billion debt redemption in January 2022, are shown below:

31 December 2021	Shareholder basis				Total regulatory basis
	GMCR basis			GPCR basis	GMCR basis			GPCR basis
		Impact of	Post	Post		Impact of	Post	Post
		HK RBC &	regulatory	regulatory		HK RBC &	regulatory	regulatory
$ billion	As disclosed	C- ROSS II	updates	updates	As disclosed	C- ROSS II	updates	updates
Capital resources	15.2	+10.3	25.5	25.5	42.7	(0.7)	42.0	42.0
Required capital	3.7	+1.0	4.7	8.0	10.7	+0.4	11.1	20.6
GWS capital surplus	11.5	+9.3	20.8	17.5	32.0	(1.1)	30.9	21.4
GWS coverage ratio	408%	+137%	545%	320%	398%	-20%	378%	204%

The Hong Kong RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based, resulting in the release of prudent regulatory margins previously included in liabilities and an increase in required capital. In addition the shareholder position also recognises the value of future shareholder transfers from participating business on an economic basis within the capital resources along with an associated required capital. In total this results in a material increase in the GWS shareholder capital resources and required capital as presented above.

At a GWS total regulatory level, after including the contribution from participating business, the introduction of the Hong Kong RBC framework results in a fall in capital resources. The impact on the shareholder position as noted above is more than offset by the Hong Kong RBC framework requirement to reflect future discretionary policyholder bonuses within the participating business liabilities which were previously treated as capital.

In addition to the regulatory changes discussed above the Hong Kong IA issued guidance in the first half of 2022 on the classification of GWS Tier 1 group capital and the GMCR that should be assessed against this Tier 1 group capital, in particular to ensure that participating business capital resources that are not classified as Tier 1 group capital by the application of local rules, do not attract a corresponding GMCR. Applying this guidance at 31 December 2021 would reduce the total regulatory GMCR presented above of $11.1 billion by $(4.6) billion to $6.5 billion with no impact on the GPCR.

Estimated GWS capital position note (1)

As at 30 June 2022, the estimated shareholder GWS capital surplus over the GPCR is $16.2 billion (31 December 2021: $17.5 billion), representing a coverage ratio of 317 per cent (31 December 2021: 320 per cent) and the total GWS capital surplus over the GPCR is $19.1 billion (31 December 2021: $21.4 billion), representing a coverage ratio of 205 per cent (31 December 2021: 204 per cent). The Group Tier 1 capital resources are $18.4 billion with headroom over the GMCR of $12.8 billion (31 December $14.9 billion), representing a coverage ratio of 325 per cent (31 December 2021: 328 per cent).

For comparison to previous periods, as at 30 June 2022, the estimated shareholder GWS capital surplus over the GMCR was $19.4 billion representing a coverage ratio of 548 per cent (31 December 2021: $20.8 billion representing a coverage ratio of 545 per cent).

	30 Jun 2022			31 Dec 2021
		Add			Add
		Policyholder			Policyholder
	Shareholder	note(3)	Total	Shareholder	note(3)	Total
Group capital resources ($bn)	23.7	13.6	37.3	25.5	16.5	42.0
of which: Tier 1 capital resources ($bn)note (2)	16.3	2.1	18.4	17.9	3.5	21.4

Group Minimum Capital Requirement ($bn)	4.3	1.3	5.6	4.7	1.8	6.5
Group Prescribed Capital Requirement ($bn)	7.5	10.7	18.2	8.0	12.6	20.6

GWS capital surplus over GPCR ($bn)	16.2	2.9	19.1	17.5	3.9	21.4
GWS coverage ratio over GPCR (%)	317%		205%	320%		204%

GWS Tier 1 surplus over GMCR ($bn)			12.8			14.9

Notes

(1)	All 31 December 2021 GWS capital results reflect the impact of the regulatory updates discussed in the section above and are after allowing for the impact of the $1.7 billion debt redemption in January 2022.
(2)	The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 30 June 2022, total Tier 1 capital resources of $18.4 billion comprises: $23.7 billion of total shareholder capital resources; less $4.0 billion of Prudential plc issued sub-ordinated and senior Tier 2 debt capital; less $3.4 billion of local regulatory tiering classifications in Singapore and China which are classified as GWS Tier 2 capital resources; plus $2.1 billion of Tier 1 capital resources in policyholder funds.
(3)	This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position to changes in market conditions, using the new GPCR basis as at 30 June 2022 is shown below, for both the shareholder and total capital position.

	30 June 2022
	Shareholder		Total

Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	16.2	317%	19.1	205%
Impact of:
10% increase in equity markets	0.3	(5)%	0.9	(3)%
20% fall in equity markets	(1.7)	(10)%	(3.0)	(6)%
50 basis points reduction in interest rates	0.4	3%	(0.2)	(4)%
100 basis points increase in interest rates	(1.3)	(26)%	(0.6)	(4)%
100 basis points increase in credit spreads	(0.7)	(10)%	(1.3)	(7)%

The sensitivity results above reflect the impact on the Group’s long-term business operations at 30 June 2022. The Group’s retained economic interest in Jackson, which contributed $0.2 billion to the GWS capital surplus at 30 June 2022 being 60 per cent of its market value at that date, and is assumed to be unchanged under stress. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management

The Group’s capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group’s risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer.

No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group’s capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds’ customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The Total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 30 June 2022. The Total GWS coverage ratio is the Group’s regulatory solvency metric to which Group supervision applies, and this total regulatory solvency ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resources

30 Jun 2022 $bn
Group IFRS shareholders’ equity	16.1
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.4)
Add debt treated as capital under GWSnote (a)	4.0
Asset valuation differencesnote (b)	(0.8)
Liability valuation (including insurance contracts) differencesnote (c)	10.8
Differences in associated net deferred tax liabilitiesnote (d)	1.1
Othernote (e)	(0.1)
Contribution from Policyholder business	13.6
Group total GWS capital resources	37.3

Notes

(a)

As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.

(b)

Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS. This also includes the difference in the valuation of the Group’s retained interest in Jackson which is valued at the listed market value (equal to its fair value) under IFRS as compared to being valued at 60 per cent of the listed market value for GWS capital.

(c)

Liability valuation differences reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. Material differences include in Hong Kong and Singapore where the local capital resources under the local risk-based capital solvency bases permits the recognition of certain negative reserves in the local statutory position that are not fully recognised under IFRS. This also includes the present value of future shareholder transfers from Hong Kong participating business which is included as an asset within the GWS capital resources.

(d)	Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(e)

Other differences include the removal of DAC and intangibles of the Group’s joint ventures and associates and in China a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

–

For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;

–

For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;

–	For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
–

For entities where the Group’s shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;

–	Following the demerger of Jackson from Prudential plc, the Group retains a 14.3 per cent non-controlling interest in Jackson at 30 June 2022. As agreed with the Hong Kong IA this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value and contributes $0.2 billion to the GWS capital surplus (over GPCR) at 30 June 2022;

–

Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;

–

Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources. At 30 June 2022 all subordinated and senior debt (with the exception of the amount issued in the first half of 2022) are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars; and

–

The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes. In addition Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia.

I(ii)	Analysis of adjusted operating profit by driver

This schedule classifies the Group’s adjusted operating profit into the underlying drivers using the following categories:

–

Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–	Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
–	With-profits represents the pre-tax shareholders’ transfer from the with-profits business for the period.
–	Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
–	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
–

Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

–

DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group’s sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers. The 2021 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

The reconciliation of the adjusted operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in note B1.1 to the unaudited condensed consolidated interim financial statements.

	Half year 2022			Half year 2021 AER			Half year 2021 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	156	42,759	73	153	45,993	67	150	45,111	67
Fee income	172	33,540	103	169	32,888	103	164	32,096	102
With-profits	75	81,516	18	62	82,082	15	61	80,885	15
Insurance margin	1,683			1,467			1,434
Margin on revenues	1,542			1,432			1,396
Expenses:
Acquisition costsnote (c)	(1,129)	2,213	(51)%	(990)	2,083	(48)%	(968)	2,036	(48)%
Administration expenses	(899)	76,641	(235)	(804)	79,163	(203)	(780)	77,472	(201)
DAC adjustments	223			238			233
Expected return on shareholder assets	107			101			99
	1,930			1,828			1,789
Share of related tax charges from joint ventures and associatesnote (d)	(32)			(21)			(21)
Long-term business	1,898			1,807			1,768
Eastspring	131			162			155
Adjusted operating profit	2,029			1,969			1,923

Notes

(a)

The calculation of average liabilities is generally derived from opening and closing balances, with average liabilities used to derive the margin for fee income calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.

(b)

Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. Half year profits are annualised by multiplying by two.

(c)

The ratio of acquisition costs is calculated as a percentage of APE sales in the period, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition costs to shareholder APE sales (excluding with-profits) in half year 2022 is 61 per cent (half year 2021: 60 per cent on both AER and CER basis). APE is defined under the section ‘EEV basis, new business results, free surplus generation and Group adjusted operating profit’ in this document.

(d)

Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table above, the results of the joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax charges shown separately in order for the contribution from the joint ventures and associates to be included in the profit driver and margin analysis on a consistent basis with the rest of the business operations.

I(iii)	Analysis of adjusted operating profit by business unit

The table below presents the half year 2021 results on both AER and CER bases to eliminate the impact of exchange translation.

	2022 $m	2021 $m		2022 vs 2021%
		Half year	Half year	Half year	Half year
	Half year	AER	CER	AER	CER
CPL	149	139	139	7%	7%
Hong Kong	501	460	457	9%	10%
Indonesia	196	225	222	(13)%	(12)%
Malaysia	190	184	175	3%	9%
Singapore	340	320	312	6%	9%
Growth markets and other
Philippines	59	58	54	2%	9%
Taiwan	45	47	46	(4)%	(2)%
Thailand	103	91	83	13%	24%
Vietnam	155	147	147	5%	5%
Other*	192	157	154	22%	25%
Share of related tax charges from joint ventures and associate	(32)	(21)	(21)	52%	52%
Long-term business	1,898	1,807	1,768	5%	7%
Eastspring	131	162	155	(19)%	(15)%
Adjusted operating profit	2,029	1,969	1,923	3%	6%
*	Includes other growth markets and a number of small items that are not expected to reoccur.

(a)	Eastspring adjusted operating profit

	2022 $m		2021 AER $m
	Half year		Half year
Operating income before performance-related feesnote (1)	332		374
Performance-related fees	4		6
Operating income (net of commission)note (2)	336		380
Operating expensenote (2)	(184)		(196)
Group's share of tax on joint ventures' operating profit	(21)		(22)
Adjusted operating profit	131		162
Average funds managed by Eastspring Investments	$241.8	bn	$247.6	bn
Margin based on operating incomenote (3)	28	bps	30	bps
Cost/income rationote II(v)	55%		52%

Notes

(1)	Operating income before performance-related fees for Eastspring can be further analysed as follows:

	Retail	Margin	Institutional*	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
Half year 2022	196	52	136	16	332	28
Half year 2021	225	56	149	18	374	30
*	Institutional includes internal funds.

(2)

Operating income and expense include the Group’s share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item.

(3)

Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

(b)	Eastspring total funds under management

Eastspring manages funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds managed by Eastspring.

	2022 $bn	2021 AER $bn
	30 Jun	31 Dec
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	58.4	68.5
Institutional	11.0	13.2
Money market funds (MMF)	12.1	12.3
	81.5	94.0
Funds managed on behalf of M&G plcnote (2)	9.3	11.5

External funds under management	90.8	105.5
Internal funds under management	131.5	153.0
Total funds under managementnote (3)	222.3	258.5

Notes

(1)	Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2022 $m	2021 AER $m
	Half year	Full year
At beginning of period	93,956	93,863
Market gross inflows	43,462	98,963
Redemptions	(44,898)	(99,862)
Market and other movements	(11,034)	992
At end of period*	81,486	93,956
*

The analysis of movements above includes $12,090 million relating to Asia Money Market Funds at 30 June 2022 (30 June 2021: $13,292 million; 31 December 2021: $12,248 million). Investment flows for half year 2022 include Eastspring Money Market Funds gross inflows of $31,851 million (half year 2021: $30,980 million; full year 2021: $61,949 million) and net inflows of $350 million (half year 2021: net outflows of $(360) million; full year 2021: net outflows of $(1,512) million).

(2)	Movements in funds managed on behalf of M&G plc are analysed below:

	2022 $m	2021 AER $m
	Half year	Full year
At beginning of period	11,529	15,737
Net flows	(688)	(4,040)
Market and other movements	(1,522)	(168)
At end of period	9,319	11,529

(3)	Total funds under management are analysed by asset class below:

	2022		2021 AER
	30 Jun		31 Dec
	$bn	% of total	$bn	% of total
Equity	96.6	43%	107.1	41%
Fixed income	108.2	49%	133.6	52%
Alternatives	2.5	1%	2.7	1%
Money Market Funds	15.0	7%	15.1	6%
Total funds under management	222.3	100%	258.5	100%

I(iv)	Group funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group’s continuing insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses.

	2022 $bn	2021 $bn
Continuing operations:	30 Jun	31 Dec
Internal funds	168.8	193.9
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	90.8	105.5
Total Group funds under managementnote	259.6	299.4

Note

Total Group funds under management comprise:

	2022 $bn	2021 $bn
	30 Jun	31 Dec
Total investments and cash and cash equivalents held on the balance sheet	152.4	177.9
External funds of Eastspring, including M&G plc	90.8	105.5
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	16.4	16.0
Total Group funds under management	259.6	299.4

II	Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)	Reconciliation of segment adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–	Gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 of the Group IFRS financial results. A full reconciliation to profit after tax is given in note B1.1 of the Group IFRS financial results.

II(ii)	Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings, all in respect of continuing operations.

	2022 $m	2021 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed businesses	4,266	6,404	6,127
Less holding company cash and short-term investments	(2,143)	(1,393)	(3,572)
Net core structural borrowings of shareholder-financed businesses	2,123	5,011	2,555
Closing shareholders’ equity	16,109	13,046	17,088
Closing shareholders’ equity plus net core structural borrowings	18,232	18,057	19,643
IFRS gearing ratio	12%	28%	13%

II(iii)	Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results. Half year profits are annualised by multiplying by two.

	2022 $m	2021 $m
Continuing operations:	Half year	Full year
Adjusted operating profit	1,661	3,233
Tax on adjusted operating profit	(314)	(548)
Adjusted operating profit attributable to non-controlling interests	(4)	(17)
Adjusted operating profit, net of tax and non-controlling interests	1,343	2,668

Shareholders’ equity at beginning of period	17,088	12,367
Shareholders’ equity at end of period	16,109	17,088
Average shareholders’ equity	16,599	14,728
Operating return on average shareholders’ equity (%)	16%	18%

II(iv)	Calculation of IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the periods.

	2022		2021
	30 Jun		30 Jun		31 Dec
Number of issued shares at the end of the period	2,749		2,616		2,746

Closing IFRS shareholders’ equity for continuing operations ($ million)	16,109		13,046		17,088
Shareholders’ equity per share (cents) for continuing operations	586	¢	499	¢	622	¢
Closing IFRS shareholders’ equity for discontinuing operations ($ million)	—		2,667		—
Shareholders’ equity per share (cents) for discontinued US operations	—		102	¢	—
Group Shareholders’ equity per share (cents)	586	¢	601	¢	622	¢

II(v)	Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2022 $m	2021 $m
	Half year	Half year
IFRS revenue	271	350
Share of revenue from joint ventures and associates	149	147
Commissions	(84)	(117)
Performance-related fees	(4)	(6)
Operating income before performance-related feesnote	332	374

IFRS charges	205	262
Share of expenses from joint ventures and associates	63	51
Commissions	(84)	(117)
Operating expense	184	196
Cost/income ratio (operating expense/operating income before performance-related fees)	55%	52%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)	Reconciliation of gross premiums earned to renewal insurance premiums

	2022 $m	2021 $m
	Half year	Half year	Half year
Continuing operations:		AER	CER
IFRS gross premiums earned	12,241	11,521	11,287
Less: General insurance premium	(60)	(62)	(61)
Less: IFRS gross earned premium from new regular and single premium business	(3,990)	(2,764)	(2,698)
Add: Renewal premiums from joint ventures and associatesnote	1,097	1,150	1,130
Renewal insurance premiums	9,288	9,845	9,658

Note

For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from CPL are excluded.

II(vii)	Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the period. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below:

	2022 $m	2021 $m
Continuing operations:	Half year	Half year
Gross premiums earned	12,241	11,521
Less: premiums from in-force renewal businessnote (a)	(8,191)	(8,695)
Less: 90% of single premiums on new business sold in the periodnote (b)	(2,510)	(1,490)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	662	607
Other adjustmentsnote (d)	11	140
Annual premium equivalent (APE)	2,213	2,083

Notes

(a)	Gross premiums earned include premiums from existing in-force business as well as new business given the Group's focus on recurring premium business.
(b)	APE new business sales only include one-tenth of single premiums, recorded on policies sold in the period. Gross premiums earned include 100 per cent of such premiums.
(c)

For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

(d)

APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(viii)Gross premiums earned including joint ventures and associates

	2022 $m	2021 $m
Continuing operations:	Half year	Half year
IFRS gross premiums earned	12,241	11,521
Gross premiums earned from joint ventures and associates	2,368	2,066
Total Group	14,609	13,587

Note

Calculated in accordance with the Group’s IFRS accounting policies, which includes the full premium for insurance contracts classified under IFRS 4.

EXHIBITS

Documents files as exhibits in this Form 6-K:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit101

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 10 August 2022	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ JAMES TURNER
Name: James Turner
Title: Group Chief Financial Officer